Exhibit D

TABLE OF CONTENTS

INTRODUCTION	D-1

SUMMARY	D-2

RECENT DEVELOPMENTS	D-4

UNITED MEXICAN STATES	D-26

Geography and Population	D-26
Form of Government	D-26
Criminal Justice	D-29
Internal Security	D-30
Anti-Corruption	D-32
Access to Information, Government Procurement and Transparency	D-34
Foreign Affairs, International Organizations and International Economic Cooperation	D-35
Environment	D-36

THE ECONOMY	D-43

General	D-43
The Role of the Government in the Economy; Privatization	D-43
Gross Domestic Product	D-44
Employment and Labor	D-47
Principal Sectors of the Economy	D-52

FINANCIAL SYSTEM	D-70

Monetary Policy, Inflation and Interest Rates	D-70
Money Supply and Savings	D-71
Exchange Controls and Foreign Exchange Rates	D-74
Banking System	D-76
Banking Supervision and Support	D-79
Credit Allocation by Sector	D-82
Insurance Companies, Mutual Funds and Auxiliary Credit Institutions	D-82
Financial Technology	D-83
Securities Markets	D-83

FOREIGN TRADE AND BALANCE OF PAYMENTS	D-85

Foreign Trade	D-85
Geographic Distribution of Trade	D-89
In-bond Industry	D-89
Balance of Payments and International Reserves	D-90
Foreign Investment in Mexico	D-92
Memberships in International Institutions	D-93

PUBLIC FINANCE	D-94

General	D-94
Fiscal Policy	D-96
The Budget	D-97
Revenues and Expenditures	D-99
Government Agencies and Enterprises	D-108

PUBLIC DEBT	D-109

General	D-109
Public Debt Classification	D-109
Historical Balance of Public Sector Borrowing Requirements	D-110
Internal Debt	D-110
External Debt	D-113
External Government Debt	D-116
Debt Record	D-117
IMF Credit Lines	D-117
Liability Management and Debt Reduction Transactions	D-117
External Securities Offerings	D-118

i

LIST OF TABLES

Table No. 1 – Party Representation in Congress	D-4
Table No. 2 – Real GDP and Expenditures	D-7
Table No. 3 – Real GDP and Expenditures	D-8
Table No. 4 – Real GDP by Sector	D-8
Table No. 5 – Real GDP Growth by Sector	D-9
Table No. 6 – Industrial Manufacturing Output by Sector	D-10
Table No. 7 – Money Supply	D-13
Table No. 8 – Rates of Change in Price Indices	D-13
Table No. 9 – Average Cetes, CPP and TIIE Rates	D-14
Table No. 10 – Exchange Rates	D-15
Table No. 11 – Exports and Imports	D-16
Table No. 12 – Balance of Payments	D-18
Table No. 13 – International Reserves and Net International Assets	D-19
Table No. 14 – Selected Budgetary Expenditures; 2023 Expenditure Budget	D-19
Table No. 15 – Budgetary Results; 2023 Budget Assumptions and Targets	D-20
Table No. 16 – Public Sector Budgetary Revenues	D-21
Table No. 17 – Historical Balance of Public Sector Borrowing Requirements	D-22
Table No. 18 – Gross and Net Internal Debt of the Public Sector	D-23
Table No. 19 – Gross and Net Internal Debt of the Government	D-23
Table No. 20 – Summary of External Public Sector Debt by Type	D-24
Table No. 21 – Summary of External Public Sector Debt by Currency	D-24
Table No. 22 – Net External Debt of the Public Sector	D-24
Table No. 23 – Gross External Debt of the Government by Currency	D-25
Table No. 24 – Net External Debt of the Government	D-25
Table No. 25 – Net Debt of the Government	D-25
Table No. 26 – Selected Comparative Statistics	D-26
Table No. 27 – Party Representation in Congress	D-29
Table No. 28 – Real GDP and Expenditures	D-44
Table No. 29 – Real GDP and Expenditures	D-45
Table No. 30 – Real GDP by Sector	D-45
Table No. 31 – Real GDP Growth by Sector	D-46
Table No. 32 – Unemployed Population by Age and Gender	D-48
Table No. 33 – Employed Population by Sector	D-49
Table No. 34 – Underemployment as Percentage of Active Population	D-49
Table No. 35– Industrial Manufacturing Output by Sector	D-53

ii

Table No. 36 – Industrial Manufacturing Output Growth by Sector	D-54
Table No. 37 – Tourism Revenues and Expenditures	D-60
Table No. 38 – Development of Mexico’s Road Network	D-62
Table No. 39 – Communications	D-65
Table No. 40 – Mining	D-66
Table No. 41 – Electricity Generation by Source	D-68
Table No. 42 – Money Supply	D-71
Table No. 43 – Rates of Change in Price Indices	D-72
Table No. 44 – Average Cetes, CPP and TIIE Rates	D-74
Table No. 45 – Exchange Rates	D-76
Table No. 46 – Commercial Banking System	D-77
Table No. 47 – Credit Allocation by Sector	D-82
Table No. 48 – Mexican Stock Exchange Performance	D-84
Table No. 49 – Exports and Imports	D-86
Table No. 50 – Distribution of Mexican Merchandise Exports	D-89
Table No. 51 – Distribution of Mexican Merchandise Imports	D-89
Table No. 52 – In-bond Industry	D-90
Table No. 53 – In-bond Industry Revenues	D-90
Table No. 54 – Balance of Payments	D-90
Table No. 55 – International Reserves and Net International Assets	D-91
Table No. 56 – Foreign Direct Investment by Sector	D-93
Table No. 57 – Foreign Direct Investment	D-93
Table No. 58 – Public Sector Balance	D-95
Table No. 59 – Public Sector Borrowing Requirements	D-96
Table No. 60 – Selected Budgetary Expenditures; 2022 Expenditure Budget	D-98
Table No. 61 – Budgetary Results; 2022 Budget Assumptions and Targets	D-99
Table No. 62 – Selected Public Finance Indicators	D-100
Table No. 63 – Public Sector Budgetary Revenues	D-101
Table No. 64 – Composition of Tax Revenues 2018 vs. 2022	D-104
Table No. 65 – Public Sector Budgetary Expenditures	D-105
Table No. 66 – Principal Government Agencies, Productive State-Owned Companies and Enterprises at December 31, 2022	D-108
Table No. 67 – Historical Balance of Public Sector Borrowing Requirements	D-110
Table No. 68 – Gross and Net Internal Debt of the Public Sector	D-111
Table No. 69 – Gross and Net Internal Debt of the Government	D-112
Table No. 70 – Public Sector Debt Creditors at December 31, 2022	D-114
Table No. 71 – Summary of External Public Sector Debt by Type	D-114
Table No. 72 – Summary of External Public Sector Debt by Currency	D-114
Table No. 73 – Net External Debt of the Public Sector	D-114
Table No. 74 – Amortization Schedule of Total Public Sector External Debt	D-115
Table No. 75 – Gross External Debt of the Government by Currency	D-116
Table No. 76 – Net External Debt of the Government	D-116
Table No. 77 – Net Debt of the Government	D-116

iii

INTRODUCTION

References herein to “U.S.$”, “$”, “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of the United Mexican States (Mexico). References herein to “nominal” data are to data expressed in pesos that have not been adjusted for inflation, and references to “real” data are to data expressed in inflation-adjusted pesos. Unless otherwise indicated, U.S. dollar equivalents of peso amounts as of a specified date are based on the exchange rate for such date announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico, and U.S. dollar equivalents of peso amounts for a specified period are based on the average of such announced daily exchange rates for such period. Note that due to fluctuations in the peso/dollar exchange rate, the exchange rate on any subsequent date could be materially different from the rate provided in this document.

Banco de México calculates the announced peso/dollar exchange rate daily, on the basis of an average of rates obtained in a representative sample of financial institutions whose quotations reflect market conditions for wholesale operations. Banco de México uses this rate when calculating Mexico’s official economic statistics. The exchange rate announced by Banco de México on December 31, 2022 (which took effect on the second business day thereafter) was Ps. 19.4715 = U.S.$1.00. See “Financial System—Exchange Controls and Foreign Exchange Rates.”

Under the Ley Monetaria de los Estados Unidos Mexicanos (Monetary Law of the United Mexican States), payments which are required to be made in Mexico in a foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in pesos at the prevailing peso exchange rate at the time of payment.

The fiscal year of the Federal Government of Mexico (the Government) is aligned with the calendar year and ends on December 31 of each year. The fiscal year ended December 31, 2022 is referred to as “2022” and all other years are referred to in a similar manner.

The information included herein reflects the most recent information available at the time of filing.

SUMMARY

The following is a summary of Mexico’s economic information for the periods ended and as of December 31, 2018-2022 and March 31, 2022 and 2023. This summary also includes certain assumptions and targets from Mexico’s 2023 Budget. This summary does not purport to be complete and is qualified by the more detailed information appearing elsewhere in this document.

Selected Economic Indicators

	2018		2019		2020		2021(1)		2022(1)		First three months 2022(1)		First three months 2023(1)

	(in millions of dollars or pesos, except percentages)
The Economy
GDP:
Nominal	Ps.	23,524,390.2	Ps.	24,445,735.1	Ps.	23,434,429.6	Ps.	25,837,330.5	Ps.	28,483,642.4 (2)	Ps.	27,111,451.6 (2)	Ps.	29,325,756.2 (2)
Real(3)	Ps.	18,520,044.0	Ps.	18,483,180.3	Ps.	17,009,224.8	Ps.	17,811,656.6	Ps.	18,346,722.7 (2)	Ps.	17,757,302.8 (2)	Ps.	18,419,531.8 (2)
Real GDP growth		2.2%		(0.2)%		(8.0)%		4.7%		3.0%		(2.8)%		(2.6)%
Increase in national consumer price index		4.9%		3.6%		3.4%		5.7%		7.9%		7.3%		7.5%
Merchandise export growth(4)		10.1%		2.2%		(9.4)%		18.6%		16.7%		18.0%		6.8%
Non-oil merchandise export growth(4)		8.9%		3.5%		(8.1)%		16.5%		15.7%		16.1%		8.3%
Oil export growth		32.4%		(15.7)%		(33.6)%		64.6%		29.4%		44.4%		(16.7)%
Oil exports as % of merchandise exports(4)		6.8%		5.6%		4.2%		5.9%		6.7%		6.7%		5.4%
Balance of payments:
Current account	U.S.$	(26,137.1)	U.S.$	(5,822.9)	U.S.$	22,665.1	U.S.$	(8,109.4)	U.S.$	(17,829.1)	U.S.$	(12,365.3)	U.S.$	(14,282.0)
Trade balance	U.S.$	(13,589.6)	U.S.$	5,362.3	U.S.$	34,184.8	U.S.$	(10,938.6)	U.S.$	(26,421.2)	U.S.$	(4,887.5)	U.S.$	(4,800.7)
Capital account	U.S.$	(65.0)	U.S.$	(55.8)	U.S.$	(13.0)	U.S.$	(48.2)	U.S.$	(72.4)	U.S.$	(6.2)	U.S.$	97.5
Change in international reserves(5)	U.S.$	1,807.3	U.S.$	6,140.4	U.S.$	14,917.7	U.S.$	6,920.1	U.S.$	(3,305.0)	U.S.$	(1,868.8)	U.S.$	3,374.5
International reserves (end of period)(6)	U.S.$	174,609.1	U.S.$	180,749.5	U.S.$	195,667.2	U.S.$	202,399.2	U.S.$	199,094.2	U.S.$	200,530.4	U.S.$	202,337.6
Net international assets(7)	U.S.$	176,095.7	U.S.$	184,211.6	U.S.$	199,052.3	U.S.$	207,738.8	U.S.$	201,066.0	U.S.$	208,020.5	U.S.$	206,216.1
Ps./$ representative market exchange rate (end of period)(8)	Ps.	19.6512	Ps.	18.8642	Ps.	19.9087	Ps.	20.4672	Ps.	19.4715	Ps.	19.9112	Ps.	18.0415
28-day Cetes (Treasury bill) rate (% per annum)(9)		7.6%		7.8%		5.3%		4.4%		7.7%		5.9%		10.9%
Unemployment rate (end of period)		3.4%		2.9%		3.8%		3.5%		2.8%		3.0%		2.4%

	2018	2019	2020	2021(1)	2022(1)	First three months 2022(1)	First three months 2023(1)	2023 Budget(10)

				(in billions of current pesos, except percentages)
Public Finance(11)
Public sector revenues	Ps. 5,115.1	Ps. 5,385.0	Ps. 5,340.0	Ps. 5,960.9	Ps. 6,602.8	Ps. 1,717.2	Ps. 1,742.9	Ps. 7,123.5
As % of GDP	21.7%	22.0%	22.8%	23.1%	23.2%	6.3%	5.9%	23.0%
Public sector expenditures	Ps. 5,589.4	Ps. 5,792.6	Ps. 5,995.0	Ps. 6,735.8	Ps. 7,554.1	Ps. 1,804.7	Ps. 1.866.2	Ps. 5,958.3
As % of GDP	23.8%	23.7%	25.6%	26.1%	26.5%	6.7%	6.4%	19.0%
Public sector balance as % of GDP(12)	(2.1)%	(1.6)%	(2.9)%	(2.9)%	(3.3)%	(0.2)%	(0.3)%	(0.2)%

	As of December 31,										As of March 31, 2022(1)		As of March 31, 2023(1)
	2018		2019		2020		2021(1)		2022(1)

	(in billions of dollars or pesos, except percentages)
Public Debt(13)
Historical Balance of Public Sector borrowing requirements as % of nominal GDP(14)		44.9%		44.5%		51.6%		50.7%		49.4%		48.4%		47.7%
Public sector debt(15)
Gross internal public sector debt	Ps.	7,036.3	Ps.	7,570.6	Ps.	7,979.4	Ps.	8,927.7	Ps.	10,012.0	Ps.	9,423.8	Ps.	10,636.0
Net internal public sector debt(16)	Ps.	6,867.6	Ps.	7,188.5	Ps.	7,598.8	Ps.	8,545.8	Ps.	9,826.4	Ps.	8,698.8	Ps.	10,099.9
Gross external public sector debt	U.S.$	202.4	U.S.$	204.7	U.S.$	223.6	U.S.$	221.6	U.S.$	217.8	U.S.$	225.7	U.S.$	222.0
Net external public sector debt	U.S.$	201.3	U.S.$	203.7	U.S.$	221.5	U.S.$	218.4	U.S.$	216.5	U.S.$	218.2	U.S.$	218.3
Government debt(17)
Gross internal Government debt	Ps.	6,429.3	Ps.	6,955.4	Ps.	7,461.2	Ps.	8,334.5	Ps.	9,395.2	Ps.	8,784.6	Ps.	9,986.0
Net internal Government debt(16)	Ps.	6,203.6	Ps.	6,662.8	Ps.	7,156.9	Ps.	8,074.4	Ps.	9,261.8	Ps.	8,198.0	Ps.	9,539.6
Gross external Government debt	U.S.$	95.8	U.S.$	99.6	U.S.$	112.3	U.S.$	114.8	U.S.$	115.1	U.S.$	119.0	U.S.$	119.4
Net external Government debt	U.S.$	95.7	U.S.$	99.4	U.S.$	111.1	U.S.$	112.7	U.S.$	114.9	U.S.$	113.6	U.S.$	117.0
Interest on external public debt as % of merchandise exports(4)		2.2%		2.3%		2.4%		2.2%		1.8%		3.1%		4.2%

Note: Numbers may not total due to rounding.

(1)

Preliminary figures. In particular, unemployment figures and GDP figures remain subject to periodic revision. Nominal GDP figures for 2022 represent the latest Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI) release of such figures on June 21, 2023.

(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Constant pesos with purchasing power as of December 31, 2013.
(4)	Merchandise export figures include the maquiladora (or the in-bond industry) and exclude tourism.
(5)	Due to the impact of errors and omissions, as well as the purchase, sale and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.
(6)	“International reserves” are equivalent to gross international reserves minus international liabilities of Banco de México with maturities of less than six months.
(7)

“Net international assets” are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with a maturity of less than six months derived from credit agreements with central banks.

(8)

“Representative market rate” represents the end-of-period exchange rate published by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(9)	Annual average of weekly rates, calculated on a month-by-month basis.
(10)

2023 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2023 (General Economic Policy Guidelines for 2023) and in the Programa Económico 2023 (Economic Program for 2023) and do not reflect actual results for 2023 or updated estimates of Mexico’s 2023 economic results. Percentages of GDP are presented using annual GDP calculated quarterly with a base year of 2013.

(11)

Includes the Government’s aggregate revenues and expenditures, as well as the aggregate revenues and expenditures of budget-controlled and administratively-controlled agencies (each as defined in “Public Finance–General”). This does not include off-budget revenues or expenditures.

(12)	The calculation of public sector balance is discussed in “Public Finance—General—Methods for Reporting Fiscal Balance.”
(13)	Public debt includes the Government’s direct debt, public sector debt guaranteed by the Government and other public sector debt, except as indicated.
(14)	The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 1 to Table No. 67 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements.”
(15)	The calculation of public sector debt is discussed in “Public Debt—Public Debt Classification.”
(16)	The calculation of net internal debt is discussed in footnote 2 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt.”
(17)	The calculation of Government debt is discussed in “Public Debt—Public Debt Classification.”

Source: Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit).

RECENT DEVELOPMENTS

The following information provides a summary of selected recent developments relating to each section of this report since December 31, 2022.

UNITED MEXICAN STATES

Form of Government

The Government

On March 2, 2023, the Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley General de Instituciones y Procedimientos Electorales, de la Ley General de Partidos Políticos, de la Ley Orgánica del Poder Judicial de la Federación y se expide la Ley General de los Medios de Impugnación en Materia Electoral (Decree reforming, adding and repealing several provisions of the General Law of Electoral Institutions and Procedures, the General Law of Political Parties, the Organic Law of the Judiciary of the Federation, and enacting the General Law on Electoral Appeals) was published in the Diario Oficial de la Federación (Official Gazette). These reforms aim, among other things, to: (i) modify the composition of the Instituto Nacional Electoral (National Electoral Institute), (ii) reduce the composition of the local electoral offices, and (iii) facilitate access to voting for Mexican citizens abroad. The General Law on Electoral Appeals, among other things, reduces the number of appeal procedures in electoral matters, reduces the scenarios for imposing sanctions, and adds regulations for processing online lawsuits.

On March 24, 2023, the Suprema Corte de Justicia de la Nación (Supreme Court) admitted a constitutional controversy (controversia constitucional) complaint filed by the National Electoral Institute against the recent electoral reforms. The Supreme Court granted a stay of the reforms, allowing existing provisions of the law to remain in effect until the Supreme Court renders a final judgment. On March 28, 2023, the National Electoral Institute halted ongoing administrative and regulatory processes to implement the reform pending a final judgment from the Supreme Court.

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress (1)

	Senate			Chamber of Deputies
	Seats	% of Total		Seats	% of Total
MORENA	58	45.3		200	40.0
National Action Party	20	15.6		114	22.8
Institutional Revolutionary Party	13	10.1		69	13.8
Citizen Movement Party	12	9.3		27	5.4
Ecological Green Party of Mexico	5	3.9		41	8.2
Labor Party	6	4.6		33	6.6
Social Encounter Party	4	3.1		0	0.0
Democratic Revolution Party	3	2.3		15	3.0
Unaffiliated	4	3.1		1	0.2
Total	125	97.7	%(2)	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of June 22, 2023.
(2)	As of June 22, 2023, there were three vacant seats in the Senate.

Source: Senate and Chamber of Deputies.

Criminal Justice

On February 17, 2023, the Secretaría de Gobernación (Ministry of the Interior) presented the protocol for the implementation of precautionary and provisional measures issued by international organizations dedicated to the protection and defense of human rights, which seeks to establish and implement procedures focused on the defense of human rights.

On April 12, 2023, a decree was published in the Official Gazette to create a Presidential Commission tasked with monitoring and combating the illicit trafficking of synthetic drugs, firearms and ammunition.

Internal Security

On March 10, 2023, Mexico and the United States agreed to launch the second phase of the Entendimiento Bicentenario (Bicentennial Framework) to further increase cooperation to combat transnational organized crime, the production of illicit fentanyl and the trafficking of high-caliber weapons and ammunition into Mexico. For more information about the Bicentenntial Framework, see “United Mexican States—Internal Security.”

On April 13, 2023, the Trilateral Fentanyl Committee, which was created at the North American Leaders Summit in January 2023, met for the first time to discuss the ongoing threat of synthetic opioids to North America. At the meeting, the three members of the Committee – Mexico, the United States and Canada – committed to strengthening their respective drug monitoring capabilities.

Human Rights

Mexico’s adoption of the Inter-American Convention on the Rights of Older Persons, which focuses on promoting, protecting and ensuring the recognition and the full enjoyment and exercise of all human rights and fundamental freedoms of older persons, became effective on April 27, 2023.

Anti-Corruption

On March 27, 2023, the Secretaría de la Función Pública (Ministry of Public Administration, or SFP) and the International Chamber of Commerce of Mexico renewed their collaboration agreement, which aims to combat corruption by: (1) strengthening public institutions and the rule of law, (2) preparing documents on matters related to the fight against corruption, (3) implementing an integrity-based framework in the private and public sectors, and (4) organizing forums and seminars on topics related to the implementation of anti-corruption corporate practices in the private sector.

Cyber-Crimes and Cybersecurity

On January 10, 2023, the Decreto por el que se crea la Comisión Intersecretarial de Tecnologías de la Información y Comunicación, y de la Seguridad de la Información (Decree creating the Inter-Ministerial Commission on Information and Communication Technologies and Information Security) was published in the Official Gazette. The Commission, a permanent body, replaces the Comisión Intersecretarial para el Desarrollo del Gobierno Electrónico (Inter-Ministerial Commission for the Development of Electronic Government), and its purpose is to coordinate and implement federal policy on information and communication technology and information security.

Access to Information, Government Procurement and Transparency

On March 1, 2023, the Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales (National Institute of Transparency, Access to Information and Protection of Private Data, or INAI) assumed the presidency of the Red Iberoamericana de Protección de Datos (Ibero-American Data Protection Network, or RIPD) for the 2023-2025 period. The RIPD is an international forum that brings together authorities from 12 different countries with the goal of exchanging experiences and knowledge in order to develop regulations around personal data protection rights.

Foreign Affairs, International Organizations and International Economic Cooperation

On January 10, 2023, leaders of Mexico, the United States and Canada met at the 2023 North American Leaders’ Summit held in Mexico City, where they agreed to fortify the region’s security, prosperity, sustainability and inclusivity through commitments across six pillars: (1) diversity, equity, and inclusion, (2) climate change and the environment, (3) regional competitiveness, (4) migration and development, (5) health, and (6) regional security. In addition, some of the trilateral strategies discussed at the summit included: (1) exploring standards to develop hydrogen as a regional source of clean energy, (2) increasing production and adoption of zero-emission vehicles in North America, (3) strengthening regional supply chains, (4) promoting targeted investment in key industries of the future, such as semiconductors and electric vehicle batteries, and (5) updating the North American Plan for Animal and Pandemic Influenza (NAPAPI).

On January 27, 2023, Mexico, jointly with governments of Latin America, the United States and the Caribbean, launched the Alianza para la Prosperidad Económica en las Américas (Americas Partnership for Economic Prosperity), with the goal of deepening economic cooperation and strengthening the collective stability and resilience of its signatory countries.

On March 16, 2023, Mexico was elected to head, for 2023, the Consejo de la Autoridad Internacional de los Fondos Marinos (Council of the International Seabed Authority), an organization established by the United Nations Convention on the Law of the Sea (UNCLOS) to organize and control all mineral-resources-related activities in the seabeds outside national jurisdictions.

On April 18, 2023, the co-chairs of the U.S-Mexico High-Level Economic Dialogue (HLED) met to discuss economic and commercial priorities to promote economic development, job creation and competitiveness, and to reduce poverty and inequality in both countries. The HLED collaboration focuses on four pillars: (1) improving the regional business environment by deploying advanced technologies, building supply chain resilience, and promoting trade and travel, (2) promoting sustainable economic and social development in southern Mexico and Central America, (3) promoting regulatory compatibility and risk mitigation in information and communications technologies, networks, cybersecurity, telecommunications and infrastructure, and (4) investing in entrepreneurs and small and medium-sized enterprises and improving access to economic opportunities for vulnerable communities.

Environment

On January 24, 2023, the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources) in collaboration with the Instituto Mexicano de Tecnología del Agua (Mexican Institute for Water Technology) launched a geographic information system, Agua y Minería (Water and Mining), focused on determining the appropriate uses of Mexico’s natural resources and strengthening preservation efforts through the implementation of policies that encourage economic development. This system provides information on the current regulatory framework governing mining in Mexico, including details on tailing damns and the volume of water used in mining activities. The system also offers an interactive map of Mexico’s mining companies, dams, aquifers and watersheds.

On March 1, 2023, the Senate approved Mexico’s entry into the UN Food and Agriculture Organization’s Agreement on Port State Measures, which aims to prevent, deter and eliminate illegal, unreported and unregulated (IUU) fishing. The Senate’s approval was published in the Official Gazette on March 17, 2023. This agreement, which first entered into force on June 5, 2016 and has been adopted by 74 parties since then, aims to reduce the damage caused by IUU fishing to the productivity and welfare of Mexico’s national fishing communities.

THE ECONOMY

General

In the first quarter of 2023, Mexico’s economy was resilient despite ongoing global economic volatility. After the slowdown observed in the fourth quarter of 2022, quarterly GDP registered a seasonally adjusted quarterly growth rate of 3.7%, similar to the rates observed between the fourth quarter of 2021 and the third quarter of 2022.

On January 3, 2023, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) published a report on the progress and results of the Programa Especial para Productividad y Competitividad 2020-2024 (Special Program for Productivity and Competitiveness 2020-2024), highlighting in particular the Government’s efforts to: (1) strengthen physical and technological banking infrastructure to facilitate financial inclusion of households and businesses, (2) facilitate access to credit through the financial sector, (3) strengthen airport, port and rail infrastructure to promote the efficient movement of goods, (4) strengthen land transport regulations and establish measures to reduce the risk of corruption among public officials, and (5) promote the integration of high-productivity sector companies in the global market.

On February 16, 2023, the Programa Nacional para el Aprovechamiento Sustentable de la Energía 2020-2024 (National Program for the Sustainable Use of Energy 2020-2024) was published in the Official Gazette. This program aims to promote, among other items: (1) the population’s well-being through energy efficiency programs and regulations, (2) more efficient energy use by State entities and agencies, (3) actions and strategies at the national level to reduce energy use in transportation, (4) the development of energy efficiency projects, (5) the implementation of practices and technologies aimed at increasing energy productivity in the industrial and agro-industrial sectors, and (6) the use of energy-saving technologies in the operation and administration of commercial and service buildings.

Gross Domestic Product

According to preliminary figures, Mexico’s GDP increased by 3.7% during the first quarter of 2023 as compared to the first quarter of 2022, reflecting the reactivation of tertiary activities and continued growth of secondary activities. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product.”

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures (In Billions of Pesos)(1)

	First quarter (annualized)(2)
	2022	2023(3)
GDP	Ps. 17,757.3	Ps. 18,419.5
Add: Imports of goods and services	6,851.6	7,509.1

Total supply of goods and services	24,608.9	25,928.7
Less: Exports of goods and services	6,921.3	6,827.3

Total goods and services available for domestic expenditure	Ps. 17,687.6	Ps. 19,101.3
Allocation of total goods and services:
Private consumption	12,475.8	13,070.2
Public consumption	2,154.2	2,169.5

Total consumption	14,629.9	15,239.7

Total gross fixed investment	3,371.5	3,691.1

Changes in inventory	75.1	80.7

Total domestic expenditures	Ps. 18,076.5	Ps. 19,011.5

Errors and Omissions	(389.0)	89.8

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures (As a Percentage of Total GDP)

	First quarter(1)
	2022	2023(1)
GDP	100.0%	100.0%
Add: Imports of goods and services	38.6	40.8

Total supply of goods and services	138.6	140.8
Less: Exports of goods and services	39.0	37.1

Total goods and services available for domestic expenditures	99.6%	103.7%
Allocation of total goods and services:
Private consumption	70.3%	71.0%
Public consumption	12.1	11.8

Total consumption	82.4	82.7
Total gross fixed investment	19.0	20.0
Changes in inventory	0.4	0.4

Total domestic expenditures	101.8%	103.2%

Errors and Omissions	(2.2)%	0.5%

Note: Percentages may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector (In Billions of Pesos)(1)

	First quarter (annualized)(2)
	2022(3)		2023(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	566.2	Ps.	579.4
Secondary Activities:
Mining		892.9		908.0
Utilities		210.9		219.9
Construction		1,102.1		1,125.7
Manufacturing		2,998.8		3,079.4
Tertiary Activities:
Wholesale and retail trade		3,172.6		3,337.7
Transportation and warehousing		1,152.4		1,226.2
Information		646.0		700.2
Finance and insurance		860.4		907.4
Real estate, rental and leasing		2,118.5		2,164.7
Professional, scientific and technical services		382.3		407.8
Management of companies and enterprises		126.2		141.8
Support for business		197.2		177.2
Education services		700.5		709.8
Health care and social assistance		408.9		413.7
Arts, entertainment and recreation		65.6		78.3
Accommodation and food services		366.5		405.6
Other services (except public administration)		331.4		344.1
Public administration		692.6		691.1

Gross value added at basic values		16,992.0		17,617.9
Taxes on products, net of subsidies		765.3		801.6

GDP	Ps.	17,757.3	Ps.	18,419.5

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	First quarter
	2022(2)	2023(2)
GDP (real pesos)	1.9%	3.7%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	(0.2)	2.3
Secondary Activities:
Mining	1.4	1.7
Utilities	1.2	4.3
Construction	1.1	2.1
Manufacturing	4.3	2.7
Tertiary Activities:
Wholesale and retail trade	4.9	5.2
Transportation and warehousing	14.4	6.4
Information	22.6	8.4
Finance and insurance	2.2	5.5
Real estate, rental and leasing	1.1	2.2
Professional, scientific and technical services	7.6	6.7
Management of companies and enterprises	7.9	12.4
Administrative support, waste management and remediation services	(73.7)	(10.2)
Education services	2.9	1.3
Health care and social assistance	3.2	1.2
Arts, entertainment and recreation	47.1	19.3
Accommodation and food services	49.5	10.7
Other services (except public administration)	6.2	3.8
Public administration	(0.8)	(0.2)

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 2.4% as of March 31, 2023, a 0.4 percentage point decrease from the rate as of December 31, 2022. As of March 31, 2023, the economically active population in Mexico (fifteen years of age and older) was 60.5 million. As of June 22, 2023, the minimum wages were Ps. 312.41 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 207.44 per day for the rest of Mexico, an increase of 20%, respectively, from the applicable minimum wages in effect from January 1, 2022 to December 31, 2022. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor.”

Principal Sectors of the Economy

Manufacturing

On May 31, 2023, a temporary 15% import tax on certain products in the steel sector set forth in the Tarifa de la Ley de los Impuestos Generales de Importación y de Exportación (Rate of General Import and Export Tax Law, or TIGIE) expired and on that date tariffs reverted to the rates in the TIGIE as set forth in a decree published in the Official Gazette on December 24, 2020.

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	First quarter
	2022(2)			2023(2)
Food	Ps.	729.2	2.0%	Ps.	734.8	0.8%
Beverage and tobacco products		168.7	7.7		171.8	1.9
Textile mills		24.5	12.8		21.6	(11.9)
Textile product mills		13.1	(4.5)		12.8	(2.5)
Apparel		49.9	16.7		49.6	(0.7)
Leather and allied products		17.9	7.1		17.9	0.1
Wood products		25.1	8.5		23.2	(7.7)
Paper		55.8	7.2		55.2	(1.1)
Printing and related support activities		20.0	15.8		20.5	2.4
Petroleum and coal products		49.9	10.8		51.1	2.3
Chemicals		235.6	6.5		224.3	(4.8)
Plastics and rubber products		95.3	8.1		93.3	(2.1)
Nonmetallic mineral products		81.2	4.7		83.2	2.4
Primary metals		186.0	3.9		191.6	3.0
Fabricated metal products		102.2	0.7		102.4	0.2
Machinery		107.4	(0.8)		113.4	5.6
Computers and electronic products		269.5	7.1		289.0	7.2
Electrical equipment, appliances and components		102.4	2.8		107.6	5.0
Transportation equipment		567.8	2.9		618.5	8.9
Furniture and related products		31.1	7.5		28.6	(8.2)
Miscellaneous		66.1	4.3		69.0	4.5

Total expansion/contraction	Ps.	2,998.8	4.3%	Ps.	3,079.4	2.7%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On February 7, 2023, Petróleos Mexicanos (PEMEX) issued U.S.$2 billion of its 10.000% notes due 2033. The proceeds will be used to refinance PEMEX’s liabilities, without increasing debt balances.

In March 2023, the Plan de Negocios de Petróleos Mexicanos y sus Empresas Productivas Subsidiarias 2023-2027 (Business Plan of Petróleos Mexicanos and its Subsidiary Productive Companies 2023-2027) was released, which aims to: (1) consolidate PEMEX’s path to sustainable performance, (2) achieve reserve incorporation rates in line with the production platform, (3) optimize PEMEX’s exploration and production projects portfolio, (4) strengthen downstream infrastructure, (5) support operations by ensuring efficiency of services, treatment, transportation, storage facilities and measurement systems, (6) increase the reliability and operational efficiency of PEMEX facilities, (7) improve PEMEX’s competitive position and domestic market share, and (8) align corporate and administrative services to promptly respond to value chain needs.

During the first quarter of 2023, the Secretaría de Energía (Ministry of Energy) transferred to PEMEX approximately U.S.$386.0 million to strengthen its financial position and fertilizer chain, and U.S.$562.9 million for construction of the Dos Bocas refinery.

Electric Power

In January 2023, the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE) published the Plan de Negocios 2023-2027 de la CFE (CFE’s Business Plan for 2023-2027), which aims to: (1) increase CFE’s productivity and generate economic value for the State by prioritizing security of the electricity supply, (2) maintain the company’s majority position in the generation of electric power at the national level, (3) contribute to sustainable development and reduce greenhouse gas emissions, (4) increase and diversify CFE’s revenues through new business development, (5) mitigate financial, commercial and operational damages related to regulatory asymmetries, (6) strengthen internal control processes, (7) improve user satisfaction and strengthen the company’s reputation, and (8) improve CFE’s financial profitability and cash flow, leading to increased operating and investment resources.

On January 11, 2023, CFE renewed a syndicated revolving credit facility for U.S.$1.5 billion, a 22.2% increase from the previous revolving credit facility in 2018 for U.S.$1.26 billion. This operation is expected to transition into a “sustainability-linked” funding scheme, whereby if CFE satisfies certain environment and social performance indicators, it can reduce the financial cost of its credit facility.

On February 17, 2023, the first phase of the Puerto Peñasco Photovoltaic Power Plant was inaugurated, which, when finalized, is expected to produce 1,000 megawatts (MW) of clean and efficient energy and 192 MW in batteries.

On June 12, 2023, the Government executed an agreement for the purchase from Iberdrola, a multinational energy sector company, of thirteen power plants (including renewable energy plants), located across seven Mexican states, for approximately U.S.$6 billion. This transaction was entered into by a national investment vehicle with majority participation of the Fondo Nacional de Infraestructura (FONADIN), and covers 8,500 MW of energy generation, increasing the State’s participation in the electricity market from 39.6% to 55.5%.

On April 27, 2023, the CFE Telecomunicaciones e Internet para Todos (CFE Telecommunications and Internet for All), a nonprofit subsidiary of CFE, announced an integrated mobility plan, which aims to provide mobile, wireless broadband and Internet of Things (IoT) services. The plan will be implemented in three phases: (1) pilot testing for mobile, wireless broadband and IoT services, (2) commercial activation testing for mobile, wireless broadband and Internet services, and (3) commercialization.

On May 29, 2023, CFE announced an update to the Programa de Desarrollo del Sistema Eléctrico Nacional 2023-2037 (National Electric System Development Program 2023-2037, or PRODESEN), which supersedes the PRODESEN 2020-2024 established in January 2021, a program that details a national energy policy specific to electricity. For more information, see “The Economy—Principal Sectors of the Economy—Electric Power.”

Tourism

On May 2, 2023, the Secretaría de Turismo (Ministry of Tourism) reported that during the first quarter of 2023, approximately 14.5 million airline passengers travelled to Mexico, a 23.7% increase compared to the first quarter of 2022.

Transportation and Communications

Seaports

On March 14, 2023, a decree establishing the Corredor Interoceánico del Istmo de Tehuantepec (Interoceanic Corridor of the Isthmus of Tehuantepec) as a decentralized agency of the Secretaría de Marina (Ministry of the Navy) was published in the Official Gazette.

Aviation

On February 2, 2023, a decree establishing the closure of the Mexico City International Airport for permit holders that provide (i) national, international, scheduled or non-scheduled public transportation services, or (ii) cargo and passenger transportation services jointly was published in the Official Gazette. This decree aims to improve the operation of the Mexico City International Airport and reduce its current saturation.

On March 1, 2023, the Ley de Protección del Espacio Aéreo Mexicano (Mexican Airspace Protection Law) was published in the Official Gazette. This law regulates activities related to the security, protection and preservation of the national sovereignty and independence of Mexico’s airspace.

On April 4, 2023, Mexico’s Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services, or ASA) was recognized by the Joint Inspection Group (JIG) as the first institution in Latin America to receive the title of “International Headquarters for JIG Training,” and JIG also recognized the ASA’s International Training Center as a JIG International Training Partner.

On April 29, 2023, the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation) announced the last steps to reclaim Mexico’s Category 1 aerial security status, which is still pending a final determination by the Federal Aviation Administration (FAA) of the United States. These steps include: (1) Congress approving the Ley de Aviación Civil (Mexican Civil Aviation Law), which would resolve the three “non-conformities” pending before the FAA, and (2) the FAA conducting the International Aviation Safety Assessment audit.

Railways

On June 1, 2023, the Secretaría de Gobernación (Ministry of the Interior), Ministry of Finance and Public Credit, and the Ministry of Navy entered into an agreement with Grupo Mexico that, after the government took charge of a portion of the railroad, provided the Company with (i) an eight-year extension of the concession from Medias Aguas Pass to Veracruz and (ii) a fee payment, and granted to the Government 120 kilometers of the Isthmus of Tehuantepec railroad, in Veracruz.

Communications

On January 16, 2023, the Programa de Cobertura Social 2022-2023 (Social Coverage Program 2022-2023) and the Programa de Conectividad en Sitios Públicos 2023 (Connectivity Program in Public Places 2023) were published in the Official Gazette. The programs, respectively, aim to: (1) achieve universal Internet service coverage by evaluating coverage needs and increasing internet affordability, and (2) identify and locate public spaces in need of free Internet in order to achieve universal coverage. The programs prioritize bringing universal Internet coverage to the following public sectors: education, health, social development (welfare), rural development, and labor.

Mining

On February 18, 2023, the Decreto de la Nacionalización del Litio (Decree of the Nationalization of Lithium) was enacted to safeguard lithium reserves in 234,855 hectares across the municipalities of Arivechi, Divisadero, Granados, Huásabas, Nácori Chico, Sahuaripa and Bacadéhuachi. Bacadéhuachi is the territory with the greatest estimated potential for lithium exploitation in Mexico.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings.”

Table No. 7 – Money Supply

	At March 31,
	2022		2023(1)

M1:	(in millions of nominal pesos)
Bills and coins	Ps.	2,226,644	Ps.	2,474,604
Checking deposits
In domestic currency		2,145,483		2,361,986
In foreign currency		658,895		664,302
Interest-bearing peso deposits		1,316,345		1,394,745
Savings and loan deposits		29,767		30,429

Total M1	Ps.	6,377,134	Ps.	6,926,065

M4	Ps.	15,300,183	Ps.	16,442,012

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation at the end of the first quarter of 2023 was 6.9%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 0.9 percentage points lower than the 7.8% consumer inflation for 2022 and 0.5 percentage points lower than the 7.4% consumer inflation for 2021. This trend was the result of the decline in annual non-core inflation. Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 8.1% at the end of the first quarter of 2023, lower than core inflation of 8.4% for 2022.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2020	3.2	4.1	4.8;(6) 20.0	(7)
2021	7.4	9.3	15.0;(6) 15.0	(7)
2022	7.8	5.3	22.0;(6) 22.0	(7)
2023:
January	7.9	5.6	20.0; 20.0
February	7.6	4.6	—
March	6.9	3.8	—
April	6.3	3.1	—
May	5.8	2.1	—

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures for 2022 and 2023.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January-June	6.4	7.0	4.3	6.6	6.8
July-December	8.9	9.6	6.0	9.2	9.6
2023:
January	10.6	10.9	7.4	10.8	10.9
February	10.9	11.3	7.6	11.1	11.3
March	11.2	11.6	7.9	11.3	11.5
April	11.3	11.5	8.1	11.5	11.6
May	11.3	11.5	8.2	11.5	11.6

Source: Banco de México.

During the first three months of 2023, interest rates on 28-day Cetes averaged 10.9%, as compared to 5.9% during the same period of 2022. Interest rates on 91-day Cetes averaged 11.3%, as compared to 6.3% during the same period of 2022.

On June 22, 2023, the 28-day Cetes rate was 11.09% and the 91-day Cetes rate was 11.40%

On January 30, 2023, Banco de México published the 2023 Monetary Program, which contains guidelines defining monetary policy conduct for 2023.

On February 9, 2023, Banco de México held its first monetary policy meeting of 2023 and increased the Tasa de Fondeo Bancario (overnight interbank funding rate) by 50 basis points to 11.00%. The decision took into account the ongoing tightening of global financial conditions, as well as the persistence of accumulated inflationary pressures.

On March 30, 2023, Banco de México held its second monetary policy meeting of 2023 and increased the overnight interbank funding rate by 25 basis points. The decision took into account the challenging monetary policy outlook marked by the tightening of global financial conditions, the heightened uncertainty regarding global economic conditions, the accumulated inflationary pressures and the possibility of further inflationary shocks, as well as the extent to which the latest overnight interbank funding rate increases reflected the change in Banco de México’s monetary stance. Therefore as of March 30, 2023, the overnight interbank funding rate reached a level of 11.25%, compared to 10.50% as of December 31, 2022.

On April 13, 2023, Banco de México published a circular establishing the dates from which use of local currency equilibrium interest rates tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) as a benchmark for new credit agreements with maturity of over one banking business day will be restricted.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2019	18.8642	19.2573
2020	19.9087	21.4936
2021	20.4672	20.2787
2022	19.4715	20.1193
2023:
January	18.7937	18.9863
February	18.3448	15.5986
March	18.0415	18.3749
April	17.9975	18.0855
May	17.7418	17.7373

Source: Banco de México.

On June 22, 2023, the peso/U.S. dollar exchange rate closed at Ps. 17.1713 = U.S.$1.00, a 11.8% appreciation in dollar terms as compared to the rate on December 31, 2022. The peso/U.S. dollar buying exchange rate published by Banco de México on June 22, 2023 (which took effect on the second business day thereafter) was Ps. 17.1875 = U.S.$1.00.

Banking System

At the end of March 2023, the total assets of the banking sector were Ps. 12.941.6 billion, which represented a real annual increase of 2.1% as compared to the end of March 2022. At the end of March 2023, the current loan portfolio of the banking sector had a balance of Ps. 6,348.0 billion, a real annual increase of 4.6% as compared to the end of March 2022. Finally, the banking sector’s net result was Ps. 70.0 billion at the end of March 2023, 23.3% higher in real terms as compared to the end March 2022.

Banking Supervision and Support

At the end of March 2023, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 19.3%, as compared to 19.7% at the end of March 2022 and 19.0% at the end of December 2022. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy.”

On March 21, 2023, the Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (National Commission for the Protection and Defense of Users of Financial Services, or CONDUSEF) and the United Nations Development Program signed a memorandum of understanding, which formalized an alliance aiming to reduce financial stress on the Mexican population by focusing on community inclusion, health, and financial resilience.

On March 22 and 23, 2023, the Comisión Nacional Bancaria y de Valores (CNBV) participated in the 213th meeting of the Basel Committee on Banking Supervision (BCBS). At the meeting, the BCBS agreed to continue closely monitoring banking and market developments, as well as the global banking system’s peak interest rates, and to implement measures to improve the resilience of the banking system and provide a fair regulatory environment for internationally active banks.

Securities Markets

On June 22, 2023, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 53,563.3 points, representing a 10.5% increase from the level at December 31, 2022.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

On February 17, 2023, the Secretaría del Trabajo y Previsión Social (Ministry of Labor and Social Security) and the Secretaría de Economia (Ministry of Economy) published an agreement in the Official Gazette aiming to restrict the entry into Mexico of goods made totally or partially with forced or compulsory labor, including forced child labor, in accordance with Article 23.6 of the United States-Mexico-Canada Trade Agreement (USMCA).

On April 7, 2023, the Ministry of Labor and Social Security published regulations on public communications referred to in Article 19.9 of the Labor Chapter of the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) and Article 23.11 of the Labor Chapter of the USMCA.

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First three months
	2022(1)		2023(1)

	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	8,888.6	U.S.$	7,564.8
Crude oil		7,110.4		5,922.9
Other		1,778.2		1,641.9
Non-oil products		123,271.8		133,518.8
Agricultural		5,914.7		6,290.2
Mining		2,424.7		2,518.9
Manufactured goods(2)		114,932.3		124,709.7

Total merchandise exports		132,1604		141,083.6

Merchandise imports (f.o.b.)
Consumer goods		17,592.1		20,735.5
Intermediate goods(2)		108,621.4		111,935.2
Capital goods		10,726.7		13,212.4

Total merchandise imports		136,940.1		145,883.1

Trade balance	U.S.$	(4,779.8)	U.S.$	(4,799.4)

Average price of Mexican oil mix(3)	U.S.$	56.6	U.S.$	88.6

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

On January 11, 2023, the panel overseeing a dispute between Mexico/Canada and the U.S., in connection with the United States’ interpretation of certain requirements used to calculate the regional value content for passenger vehicles and light trucks under the USMCA rejected the U.S.’s view that the regional value content of a vehicle as a whole should be determined using the regional value content percentage corresponding to each part of the vehicle that individually meets the regional content requirements. Instead, the panel held that the essential parts that have met the minimum percentage of regional content set forth in the USMCA will count as fully “regionally originating” for purposes of calculating the whole vehicle’s regional content. For more information on the dispute settlement consultations regarding the United States’ regional value content requirements under the USMCA, see “Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Relations and Agreements—Regional.”

On February 20, 2023, the Ministry of Economy announced the entry into force of the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) for Chile. On February 21, 2023, a treaty under the CPTPP regarding the Applicable Rate of the General Import Tax for goods originating in the regions that are party to the CPTPP, was amended to reflect, among other things, changes in certain payments of duties and updates to tariff rates. On March 31, 2023, the United Kingdom reached an agreement to join the CPTPP trade bloc.

On April 4, 2023, the Acuerdo de Asociación Estratégica entre los Estados Unidos Mexicanos y la República de Panamá (Strategic Partnership Agreement between the United Mexican States and the Republic of Panama), which was signed in July 2021, became effective. The agreement aims to strengthen the bilateral relationship between Mexico and Panama through strategic association and cooperation in political, economic, social and cultural matters.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	First quarter
	2022(1)		2023(1)

	(in millions of dollars)
Current account(2)	U.S.$	(12,365.3)	U.S.$	(14,282.0)
Credits		158,307.1		174,313.6
Merchandise exports (f.o.b.)		132,239.8		141,184.3
Non-factor services		10,610.2		13,845.9
Transport		1,396.4		1,585.0
Tourism		6,771.9		8,338.2
Insurance and pensions		864.4		847.5
Financial services		137.1		146.6
Others		1,440.4		2,928.6
Primary income		2,751.6		5,146.6
Secondary income		12,705.7		14,136.8
Debits		170,672.4		188,595.6
Merchandise imports (f.o.b.)		137,068.1		146,048.6
Non-factor services		14,867.3		17,101.3
Transport		5,926.0		6,932.9
Tourism		1,261.1		1,730.8
Insurance and pensions		2,184.1		1,936.2
Financial services		1,043.0		1,276.0
Others		4,453.1		5,225.4
Primary income		18,447.4		25,100.6
Secondary income		289.6		345.2
Capital account		(6.2)		97.5
Credit		74.6		178.4
Debit		80.8		80.9
Financial account		(11,532.7)		(12,344.4)
Direct investment		(17,955.2)		(19,413.3)
Portfolio investment		3,246.2		(1,511.5)
Financial derivatives		(395.8)		2,200.1
Other investment		(361.3)		3,522.5
Reserve assets		3,933.5		2,857.8
International reserves		1,831.1		5,169.9
Valuation adjustment		(2,102.4)		2,312.1
Errors and omissions		838.7		1,840.1

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the first quarter of 2023, Mexico’s current account registered a deficit of U.S.$14.3 billion, or 3.6% of GDP, compared to a deficit of U.S.$3.7 billion, or 1.9% of GDP, in the first quarter of 2022. The increase in the current account deficit was mainly due to higher primary income and oil trade balance deficits that were partially offset by an increase in the non-oil trade balance surplus, remittances and travel revenues.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets

	(in billions of U.S dollars)
2020(4)	195.7	199.1
2021(4)	202.4	207.7
2022(4)	199.1	201.1
2023(4):
January	201.0	205.8
February	200.1	204.3
March	202.3	206.2
April	203.1	207.6
May	202.5	207.1

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

General

Despite a complex international environment characterized by high interest rates, Mexico’s fiscal position in the first quarter of 2023 has remained stable. Based on the main fiscal results observed in the first quarter of 2023, economic performance is progressing towards 2023 fiscal targets and public debt is expected to be maintained at a sustainable level.

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Selected Budgetary Expenditures; 2023 Expenditure Budget (In Billions of Pesos)

	Actual
	2022(1)	First three months of 2022(1)	First three months of 2023(1)	2023 Budget(2)
Health	Ps. 184.1	Ps. 31.5	Ps. 27.4	Ps. 209.6
Education	382.1	87.7	87.4	402.3
Housing and community development	17.1	3.7	5.8	15.3
Government debt service	669.8	103.6	178.8	840.9
CFE and PEMEX debt service	145.5	60.6	79.5	183.9
PEMEX debt service	132.4	49.1	54.6	148.1
CFE debt service	13.1	11.5	24.9	35.8

(1)	Preliminary figures.
(2)

2023 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2023. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2023 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2023 Budget.

Table No. 15 – Budgetary Results; 2023 Budget Assumptions and Targets

	Actual

	2022(1)	First three months of 2022(1)	First three months of 2023(1)	2023 Budget(2)
Real GDP growth (%)(3)	3.0%	(2.8)%	(2.6)%	1.2—3.0%
Increase in the national consumer price index (%)(3)	7.8%	2.4%	1.5%	3.2%
Average export price of Mexican oil mix (U.S.$/barrel)(4)	89.35	88.84	66.22	68.7
Average exchange rate (Ps./$1.00)	20.1	20.5	18.7	20.6
Average rate on 28-day Cetes (%)	7.7%	5.9%	10.9%	8.5%
Public sector balance as % of GDP(5)	(3.3)%	(0.2)%	(0.3)%	(3.6)%
Primary balance as % of GDP(5)	(0.5)%	0.3%	0.5%	(0.2)%
Current account deficit as % of GDP	(1.3)%	(3.7)%	(3.6)%	(1.2)%

(1)	Preliminary figures.
(2)

2023 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2023. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2023 economic results.

(3)	Figures represent quarter-over-quarter change for the first three months of 2022 and first three months of 2023.
(4)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2021 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2023 Budget.

(5)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the first three months of 2022 and 2023 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2023 Budget.

Table No. 16 – Public Sector Budgetary Revenues (In Billions of Pesos)(1)

	Actual
	First three months of 2022(2)	First three months of 2023(2)	2023 Budget(3)
Budgetary revenues	1,717.2	1,742.9	7,123.5
Federal Government	1,335.6	1,325.0	5,348.7
Taxes	1,120.9	1,153.2	4,623.6
Income tax	703.6	722.6	2,512.1
Value-added tax	291.7	293.4	1,419.5
Excise taxes	75.0	90.9	486.2
Import duties	22.6	22.4	98.3
Tax on the exploration and exploitation of hydrocarbons	1.8	1.8	7.7
Export duties	0.0	0.0	0.0
Luxury goods and services	n.a.	n.a.	n.a.
Other	26.1	22.1	99.8
Non-tax revenue	214.7	171.8	725.1
Fees and tolls	52.6	50.5	57.2
Transfers from the Mexican Petroleum Fund for Stabilization and Development	123.5	80.2	487.7
Fines and surcharges	35.9	37.7	173.6
Other	0.0	0.0	0.0
Public enterprises and agencies	381.5	417.9	1,774.8
PEMEX	165.9	174.5	826.5
Others	215.6	243.5	948.3

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2023 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2023. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2023 economic results.

Source: Ministry of Finance and Public Credit.

Revenues

Budgetary Revenues

On March 30, 2023, the Ministry of Finance and Public Credit reported that in February 2023, public sector budget revenues amounted to 1.11 trillion pesos, a real growth of 4.4% as compared to February 2022.

Taxation and Tax Revenues

On March 30, 2023, the Ministry of Finance and Public Credit reported that tax revenues continued to strengthen in the first two months of 2023, an annual growth of 4.2% in real terms.

Expenditures

Health and Labor, Education and Other Social Welfare Expenditures

On February 8, 2023, the Instituto Mexicano de Seguro Social (Mexican Institute of Social Security, or IMSS) and the Chartered Financial Analyst Institute signed a collaboration agreement to train and certify IMSS personnel involved in financial matters, in accordance with best national and international practices.

On March 28, 2023, the IMSS announced that the IMSS-Bienestar Plan, which aims to provide medical services to citizens living in rural or marginalized urban areas, has reached 26.4 million Mexican citizens, or 39.8% of the population, across 13 states, including Michoacán, Morelos, San Luis Potosí and Zacatecas.

On April 26, 2023, Mexico, Colombia and Cuba signed a declaration committing to create the Agencia Reguladora de Medicamentos y Dispositivos Médicos de América Latina y del Caribe (Regulatory Agency for Medicines and Medical Devices of Latin America and the Caribbean, or Amlac), with the goal of strengthening health regulations to achieve health sovereignty and self-sufficiency across the region. The declaration included arrangements to: (i) keep the Presidency Pro Tempore of the Community of Latin American and Caribbean States (CELAC) informed of the countries’ progress towards establishing the Agency, (ii) form working groups to prepare the Amlac proposal and (iii) establish a calendar of upcoming meetings.

On May 29, 2023, a decree amending the General Health Law was published in the Official Gazette. The decree is aimed at regulating the health system, including through eliminating the Instituto de Salud para el Bienestar (Health Institute for Wellness) and transferring its functions, responsibilities, assets, and resources to the IMSS and the Secretaría de Salud (Ministry of Health).

Government Agencies and Enterprises

On May 29, 2023, a decree extinguishing the decentralized public agency of Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero (National Financier for Agricultural, Rural, Forestry and Fisheries Development) and abrogating its law was published in the Official Gazette. The agency will maintain its current legal status exclusively for its liquidation proceedings.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements (Percentage of GDP)(1)

	At December 31, 2022	At March 31, 2023
Historical Balance of Public Sector Borrowing Requirements	49.4%	45.6%

(1)	The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 1 to Table No. 67 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements.”

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification.”

Internal Debt

In January 2023, the Ministry of Finance and Public Credit carried out its first debt exchange in the local market, with the goal of reducing debt maturing in 2023, while still complying with the indebtedness ceilings approved by Congress for the 2023 fiscal year.

In March 2023, during the 2023 Banking Convention, the Undersecretary of Finance presented the Sustainable Taxonomy of Mexico, a key public financial policy tool that, with a focus on transparency, aims to encourage investment in economic and sustainable activities that reduce social gaps and protect the environment.

On April 26, 2023, the Ministry of Finance and Public Credit carried out its fourth BONDES G sustainability-linked bond offering in the local market under the Sustainable Development Goals Sovereign Bonds Framework. The bonds were issued for an aggregate principal amount of Ps. 15.0 billion, with two, three and five year maturities, respectively.

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At December 31, 2022	At March 31, 2023(1)

	(in billions of pesos)
Gross Debt	Ps.10,012.0	Ps.10,636.0
By Term
Long-term	9,671.6	9,944.2
Short-term	340.4	691.7
By User
Federal Government	9,395.2	9,986.0
State Productive Enterprise (PEMEX and CFE)	321.3	348.6
Development Banks	295.5	301.4
Financial Assets	185.6	536.1
Total Net Debt	Ps. 9,826.4	Ps.10,099.9
Gross Internal Debt/GDP	35.2%	36.3%
Net Internal Debt/GDP(2)	34.5%	34.4%

(1)	Preliminary figures.
(2)	The calculation of net internal debt is discussed in footnote 2 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt.”

Internal Government Debt

As of June 22, 2023, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At December 31, 2022(2)		At March 31, 2023(2)

	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 8,925.4	95.0%	Ps. 9,511.9	95.3%
Cetes	813.0	95.0	1,174.5	12.5
Floating Rate Bonds(5)	1,766.5	18.8	1,713.2	18.2
Inflation-Linked Bonds	2,623.9	27.9	3,832.9	40.8
Fixed Rate Bonds	3,712.6	39.5	2,781.8	29.6
STRIPS of Udibonos	9.3	0.1	9.5	0.1
Other(3)	469.8	5.0	474.1	4.7

Total Gross Debt	Ps. 9,395.2	100.0%	Ps. 9,986.0	100.0%

Net Debt
Financial Assets(4)	133.4		446.4

Total Net Debt	Ps. 9,261.8		Ps. 9,539.6

Gross Internal Debt/GDP	33.0%		34.1%
Net Internal Debt/GDP	32.5%		32.5%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 118.1 billion at December 31, 2022 and Ps. 112.6 billion at March 31, 2023 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Figures in connection with BONDES D, BONDES F and BONDES G floating rate bonds, which are linked to the one-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE).

Source: Ministry of Finance and Public Credit.

External Debt

In January 2023, the Ministry of Finance and Public Credit announced a prepayment of a loan with the World Bank, reducing the debt owed by 70%, to approximately Ps. 58 billion (approximately U.S.$3.2 billion).

External Public Sector Debt

According to preliminary figures, as of March 31, 2023, outstanding gross external public sector debt totaled U.S.$222.0 billion, an approximate U.S.$4.2 billion increase from the U.S.$217.8 billion outstanding on December 31, 2022. Of this amount, U.S.$213.1 billion represented long-term debt and U.S.$8.9 billion represented short-term debt. Net external indebtedness increased by U.S.$1.8 billion during the first three months of 2023. The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 20 – Summary of External Public Sector Debt by Type(1)(2)

	At December 31, 2022(3)		At March 31, 2023(3)

	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	115,062.5	U.S.$	119,391.6
Long-Term Debt of Budget Controlled Agencies		87,367.3		87,522.3
Other Long-Term Public Debt(4)		6,580.3		6,158.5

Total Long-Term Debt	U.S.$	209,010.1	U.S.$	213,072.4

Total Short-Term Debt		8,776.0		8,878.9

Total Long- and Short-Term Debt	U.S.$	217,786.1	U.S.$	221,951.3

Table No. 21 – Summary of External Public Sector Debt by Currency(1)

	At December 31, 2022(3)			At March 31, 2023(3)

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	165,251.1	75.9%	U.S.$	169,854.3	76.5%
Japanese Yen		7,872.3	3.6		7,697.3	3.5
Swiss Francs		2,432.3	1.1		2,463.7	1.1
Pounds Sterling		2,317.0	1.1		2,380.7	1.1
Euros		32,324.9	14.8		31,340.9	14.1
Others		7,588.5	3.5		8,214.3	3.7

Total	U.S.$	217,786.1	100.0%	U.S.$	221,951.2	100.0%

Table No. 22 – Net External Debt of the Public Sector(1)

	At December 31, 2022(3)		At March 31, 2023(3)

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	216,517.2	U.S.$	218,277.3
Gross External Debt/GDP		14.7%		12.9%
Net External Debt/GDP		14.8%		13.1%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures
(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of March 31, 2023) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(3)	Adjusted to reflect the effect of currency swaps.
(4)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 23 – Gross External Debt of the Government by Currency

	At December 31, 2022			At March 31, 2023

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	76,907.6	66.8%	U.S.$	80,098.9	67.1%
Japanese Yen		6,646.0	5.8		6,593.3	5.5
Swiss Francs		2,037.9	1.8		2,064.2	1.7
Pounds Sterling		1,775.8	1.5		1,824.6	1.5
Euros		21,788.1	18.9		22,097.9	18.5
Others		5,907.1	5.1		6,712.6	5.6

Total	U.S.$	115,062.5	100.0%	U.S.$	119,391.5	100.0%

Table No. 24 – Net External Debt of the Government

	At December 31, 2022		At March 31, 2023

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	114,938.0	U.S.$	117,039.9
Gross External Debt/GDP		7.8%		6.9	%(2)
Net External Debt/GDP		7.8%		7.0	%(2)

Table No. 25 – Net Debt of the Government

	At December 31, 2022	At March 31, 2023
Internal Debt	80.6%	81.8%
External Debt(1)	19.4%	18.2%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 3 to Table No. 77 in “Public Debt—External Public Debt—External Public Sector Debt.”
(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions

On January 9, 2023, Mexico issued U.S.$1,250,000,000 of its 5.400% Global Notes due 2028 and U.S.$2,750,000,000 of its 6.350% Global Notes due 2035.

On April 28, 2023, Mexico issued U.S.$2,941,388,000 of its 6.338% Global Notes due 2053. Concurrently, Mexico conducted a tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated April 20, 2023, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer	Outstanding Amount After Tender Offer
4.280% Global Notes due 2041	$630,779,000.00	$2,476,795,000.00
4.750% Global Notes due 2044	$0.00	$3,715,392,000.00
5.550% Global Notes due 2045	$0.00	$2,764,306,000.00
4.600% Global Notes due 2046	$0.00	$2,344,948,000.00
4.350% Global Notes due 2047	$199,672,000.00	$1,259,927,000.00
4.600% Global Notes due 2048	$139,283,000.00	$1,861,390,000.00
4.500% Global Notes due 2050	$313,818,000.00	$1,942,820,000.00
5.000% Global Notes due 2051	$0.00	$2,481,041,000.00
4.400% Global Notes due 2052	$676,207,000.00	$2,209,383,000.00

UNITED MEXICAN STATES

Geography and Population

Mexico is the fifth largest nation in the Americas and the thirteenth largest nation in the world by total area, occupying a territory of 1,964,375 square kilometers (km). To the north, Mexico shares a 3,141 km border with the United States. To the southeast, Mexico shares a 641 km border with Guatemala and a 249 km border with Belize. To the east, its coastline extends 2,429 km along the Gulf of Mexico and 865 km along the Caribbean Sea, and to the west, its coastline extends 7,828 km along the Pacific Ocean.

Mexico has great geographical diversity. It contains mountain ranges and large coastal plains, as well as valleys, canyons, plateaus and depressions, among other features. Among Mexico’s most notable geographical features are the Sierra Madre Occidental and Sierra Madre Oriental, the Península de Baja California, the Mesa del Centro and the Península de Yucatán. Approximately 12.54% of Mexico’s land is arable, approximately 55% is suitable for grazing and approximately 34% is forested.

Mexico is exposed to natural disasters, such as hurricanes, earthquakes, severe rain storms and flooding and accidents affecting the environment, such as oil spills in the Gulf of Mexico or mining incidents. See “United Mexican States—Environment—Natural Disaster Policies.”

Mexico is the third most populous nation in the Americas, with a population of 126 million, as reported by the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI) in its 2020 Censo de Población y Vivienda (Population and Housing Census). Based on the results of the census, 79% of Mexico’s population lives in urban areas and 21% lives in rural areas. Mexico’s three largest metropolitan areas are Estado de México, Ciudad de México and Jalisco, with populations of 16.9 million, 9.2 million and 8.3 million, respectively.

Mexico is generally classified as an upper middle-income developing country. The following table sets forth the latest selected comparative statistics published by the World Bank’s International Bank for Reconstruction and Development (IBRD) on Mexico and other countries in the Americas.

Table No. 26 – Selected Comparative Statistics(1)

	Mexico		Brazil		Argentina		Chile		United States
Per capita GDP(2)	U.S.$	10,045.7	U.S.$	7,507.2	U.S.$	10,636.1	U.S.$	16,265.1	U.S.$	70,248.6
Life expectancy at birth		70		73		75		79		76
Youth literacy rate:(3)(4)
Male		99%		99%		99%		99%		n.a.
Female		99%		100%		100%		99%		n.a.
Infant mortality rate (5)		11		13		6		6		5

n.a. = Not available.

(1)	Unless otherwise specified, figures as of 2021.
(2)	Figures are in current U.S. dollars.
(3)	Ages fifteen to twenty four.
(4)	Argentina is as of 2018; Mexico is as of 2020.
(5)	Infant mortality per 1,000 live births.

Source: World Development Indicators from the World Bank.

Form of Government

Mexico is a nation consisting of thirty-two states, including Mexico City. The Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution), effective May 1, 1917, establishes Mexico’s current form of government as a federal republic, consisting of both the Government and state governments.

The Government

The Constitution provides for the separation of powers by dividing the Government into three distinct branches: the executive branch, the judicial branch and the legislative branch.

As of December 31, 2022, there were seven national political parties represented in the executive and legislative branches, as well as in the state governments.

Executive Branch

The President of Mexico is the chief of the executive branch and is elected by the popular vote of Mexican citizens who are eighteen years of age or older. The Constitution limits the President to one six-year term. Anyone who has held the office of the President, by popular vote or in an interim, substitute or provisional capacity, may never hold such office again.

General elections were held in Mexico on July 1, 2018. Mr. Andrés Manuel López Obrador, the candidate from the MORENA Party, won the presidential election. President López Obrador took office on December 1, 2018, replacing President Enrique Peña Nieto of the Institutional Revolutionary Party.

The executive branch further consists of nineteen ministries, the Consejería Jurídica del Ejecutivo Federal (Legal Counsel to the Presidency) and two regulatory bodies for the energy sector.

The Instituto Nacional Electoral (National Electoral Institute) can, pursuant to a constitutional reform approved in December 2019, which was codified in the Ley Federal de Revocación (Federal Recall Law) published in the Official Gazette on September 14, 2021, convene a recall referendum of the presidency at the request of citizens equivalent to at least three percent of those registered on the nominal list of voters. This law establishes the procedures required to convene, develop and organize a recall referendum of the Mexican federal executive branch, including that the referendum can only be requested once per presidential term and must be during the three months after the third year of the President’s term. For the recall referendum to be valid, at least forty percent of the people registered on the nominal list of voters must participate, and it must be approved by an absolute majority.

The President appoints the principal officials of every ministry. The President’s appointment of the Secretaria or Secretario (minister) and empleados superiores (senior employees) of the Ministry of Finance and Public Credit is subject to ratification by the Cámara de Diputados (Chamber of Deputies). On June 9, 2021, President López Obrador announced his decision to appoint Rogelio Ramírez de la O as the new Minister of Finance and Public Credit, and on August 9, 2021, the Chamber of Deputies ratified the appointment. On November 24, 2021, President López Obrador announced his decision to nominate Victoria Rodríguez Ceja as the next governor of Banco de México, to replace incumbent governor Alejandro Díaz de León, and she was confirmed by the Senate on December 2, 2021 for a five-year term beginning on January 1, 2022.

The National Development Plan is a five-year plan that establishes the main goals and objectives of President López Obrador during his term. The National Development Plan, which was published on July 12, 2019, includes, among other goals, the eradication of corruption in public administration, the promotion of economic welfare for the population with attention to the poorest and most vulnerable groups, the reduction of crime, delinquency and violence through a prevention-focused strategy, the promotion of participatory democracy and the establishment of foreign policy based on non-intervention, self-determination, cooperation for development, peaceful resolution of conflicts through dialogue and rejection of violence and war and respect for human rights. Overall, the plan prioritizes a policy of “republican” austerity with strict compliance with the legal order and the separation of powers. In April 2020, in line with the National Development Plan, the President issued a decree establishing austerity measures for the federal executive branch in response to the COVID-19 pandemic, which remained in effect until December 31, 2020.

Judicial Branch

Mexico’s federal judicial branch (the Federal Judiciary) consists of the Supreme Court, the Tribunales Colegiados de Circuito (Circuit Courts), the Juzgados de Distrito (District Courts) and the Council of the Federal Judiciary. The Supreme Court is composed of eleven justices who serve fifteen-year staggered terms. Each Supreme Court justice is appointed by a two-thirds majority vote of the Senate from a pool of three candidates nominated by the President. Every four years, the members of the Supreme Court elect a Ministro Presidente (Chief Justice) from among themselves, who cannot be reelected for the immediately following term. The Council of the Federal Judiciary is in charge of administration, oversight and discipline of the Federal Judiciary’s personnel. It is composed of seven members. It is presided over by one of its members, the Chief Justice of the Supreme Court.

The Constitution grants powers of judicial review to the Federal Judiciary, including the power to declare laws unconstitutional. On February 14, 2019, in its first ever general declaration of unconstitutionality, the Supreme Court struck down as excessive a provision of the Ley Federal de Telecomunicaciones y Radiodifusión (Federal Telecommunications and Broadcasting Law) that provided for a minimum fine of 1% of a radio and television concessionaires’ and licensees’ taxable income for any violation of the regulatory framework not specifically provided for in the law.

On July 19, 2019, the Supreme Court invalidated certain provisions of the Ley Federal de Remuneración de los Servidores Públicos (Federal Public Servants Salary Law) and two articles of the Código Penal Federal (Federal Criminal Code), which established penalties for making excess salary and benefit payments or for not reporting receipt of excess payments, and ordered Congress to enact legislation on the invalidated provisions during the next regular legislative session. A new Federal Public Servants Salary Law was published in the Official Gazette on May 19, 2021.

The Constitution was amended on February 19, 2021 to allow the President of Mexico to be prosecuted for any crimes for which any ordinary citizen could be charged and tried. The Constitution was also amended on March 11, 2021 to introduce changes applicable to the judicial branch, with the aim of strengthening the judicial branch, ensuring adequate training and expediting the review of cases. The opinions decided by the Supreme Court with a majority of eight votes and by the Supreme Court’s Salas (Chambers) by a majority of four votes are binding on all judicial authorities of the Federation and the Federal Entities.

On May 19, 2021, the Congress amended the Ley Federal de Consulta Popular (Federal Referendum Law) to establish that when at least forty percent of citizens registered in the nominal voters list participate in a referendum, the result will be binding for the federal executive and legislative branches.

Legislative Branch

Legislative authority is vested in the Congreso de la Unión (Congress), which is composed of the Senate and the Chamber of Deputies. Under the Constitution, the President may veto bills and Congress may override such vetoes with a two-thirds majority vote of each chamber. Members of Congress are elected either directly by the popular vote of Mexican citizens who are eighteen years of age or older or through a proportional representation system. Under that system, a political party will nominate candidates to serve as federal deputies or senators on ordered nomination lists. Legislative seats are allocated to a political party, in the order specified in its nomination lists, based on the proportion of the votes cast for that political party during the relevant election, so long as that party receives at least three percent of the national vote, among other requirements. The Chamber of Deputies is composed of 500 members, of whom 300 are elected directly by voters in national congressional districts and the other 200 are elected through the proportional representation system. The Senate is composed of 128 members, of whom ninety-six are elected directly and the other thirty-two are elected through the proportional representation system. Once elected, senators serve a six-year term and are eligible for immediate reelection for up to one additional six-year term. Federal deputies serve a three-year term and are eligible for immediate reelection for up to three additional terms. Congressional elections for all 128 Senate seats and all 500 Chamber of Deputies seats were held on July 1, 2018. Another election for the Chamber of Deputies was held on June 6, 2021, and the next election for the Senate, which will coincide with an election for the Chamber of Deputies, will be held on June 2, 2024. The following table provides the distribution as of the end of 2022 of Congressional seats reflecting certain post-election changes in the party affiliations of certain senators and deputies. See “Recent Developments—United Mexican States—Form of Government” for a more recent distribution of Congressional seats.

Table No. 27 – Party Representation in Congress(1)

	Senate			Chamber of Deputies
	Seats	% of Total		Seats	% of Total
MORENA	60	46.9		202	40.4
National Action Party	20	15.6		115	23.0
Institutional Revolutionary Party	13	10.2		69	13.8
Citizen Movement Party	12	9.4		25	5.0
Ecological Green Party of Mexico	6	4.7		41	8.2
Labor Party	5	3.9		33	6.6
Social Encounter Party	4	3.1		0	0.0
Democratic Revolution Party	3	2.3		15	3.0
Unaffiliated	4	3.1		0	0.0
Total	127	99.2	%(2)	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of December 31, 2022.
(2)	As of December 31, 2022, there was one vacant seat in the Senate.

Source: Senate and Chamber of Deputies.

State Government

The head of the executive branch of each Mexican state, except for Mexico City, is a governor elected by popular vote. The head of the executive branch of Mexico City is a mayor, also elected by popular vote.

Criminal Justice

Mexico has an accusatory criminal justice system, in which defendants are presumed innocent until proven guilty. The Código Nacional de Procedimientos Penales (National Criminal Procedure Code) establishes nation-wide uniform criminal procedure rules following the principles set forth in the Constitution and in international treaties to which Mexico is party. Its goals include promoting an expedited legal process, increasing protection of victims and their rights, implementing the presumption of innocence and increasing respect for due process.

On May 27, 2019, the Government enacted the Ley Nacional del Registro de Detenciones (National Law of the Detentions Registry), which creates the Registro Nacional de Detenciones (National Detentions Registry) to consolidate information on detentions at a national level with the aim of preventing human rights violations of detained persons, acts of torture, cruel, inhuman and degrading treatment and forced disappearances. The National Detentions Registry, which is part of the Sistema Nacional de Información en Seguridad Pública (National Public Security Information System), includes information on which stage in the criminal or administrative procedure each detainee is in and allows any interested person to search the registry for a detainee’s status.

Mexico adopted a new law (the Ley de la Fiscalía General de la República, or National Prosecutor’s Office Law) on May 20, 2021 to reform the integration, structure, operation and powers of the Fiscalía General de la República (National Prosecutor’s Office), as well as the organization, responsibilities and ethical obligations of the Ministerio Público de la Federación (Public Ministry of the Federation), with the aim of better protecting human rights, due process and objectivity.

Internal Security

General

During recent years, the Government has heightened its efforts to combat organized crime, particularly as it relates to the activities of producing, processing and trafficking of narcotics, fuel theft and cyber-crimes. The Government has implemented various security measures and has strengthened its military and police forces.

INEGI’s Encuesta Nacional de Victimización y Percepción sobre Seguridad Pública 2022 (National Poll on Victimization and Perception of Public Security 2022) found that, excluding federal crimes such as narcotics trafficking and organized crime, which are not subject to victimization polling, local crimes and related security measures represented an approximate cost of Ps. 278.9 billion to Mexican households, or 1.55% of GDP, in 2021, compared to an approximate cost of Ps. 298.0 billion, or 1.85% of GDP, in 2020. This cost is the equivalent of Ps. 7,147 per person affected by local crimes.

As part of the National Development Plan, the Government is prioritizing an approach to security measures that focuses on the roots of criminality and violence. Among the actions to reduce internal security challenges, the Plan aims to promote education and employment for young people, increase social reintegration of ex-convicts, prevent and treat addiction, create regional and national processes of pacification and reconciliation among ex-convicts and the affected population and prevent money laundering.

To further the above goals, the Government enacted a set of laws on May 27, 2019 with the aim of ensuring peace and improving citizens’ quality of life through changes in education, healthcare, social welfare, human rights protections and counter-narcotics efforts, among others.

In order to combat corruption and to increase security in Mexico’s customs and ports, on December 7, 2020, the Ley Orgánica de la Administración Publica Federal (Organic Law of the Federal Public Administration), the Ley de Navegación y Comercio Marítimos (Law on Maritime Navigation and Trade) and the Ley de Puertos (Law on Ports) were amended to transfer some of the powers of the Secretaría de Comunicaciones y Transportes (Ministry of Communication and Transportation), including the administration and surveillance of maritime and port security, to the Ministry of Navy.

High-level meetings between the Mexican and United States governments on their bilateral shared security strategy were convened on June 30 and July 1, 2021. This bilateral strategy aims to address internal security priorities including decreasing arms trafficking, reducing violence caused by organized crime and reducing drug production, trafficking and consumption with the goal of combatting violent crime.

To further promote regional security, on December 14, 2021 the Grupo de Alto Nivel de Seguridad México-Estados Unidos (U.S.-Mexico High Level Security Group, or GANSEG) met for the first time to launch the Bicentennial Framework, which proposes a shared vision of regional security and collaboration, and establishes a comprehensive and long-term approach to guide future bilateral actions. On January 31, 2022, senior government officials from Mexico and the United States announced the Action Plan for the Bicentennial Framework for the next three years. For more information about the Bicentenntial Framework’s main goals, see “Recent Developments—United Mexican States—Internal Security.”

Organized Crime, Arms Trafficking and Money Laundering

The Unidad de Inteligencia Financiera (Financial Intelligence Unit, or FIU) of the Ministry of Finance and Public Credit and the mayor of Mexico City have an agreement, signed on March 1, 2019, to exchange information to combat money laundering and the financing of terrorism. This agreement allows for greater coordination to prevent and detect assistance of any kind given to aid crime with resources of illegal origin.

The Ley Federal Contra la Delincuencia Organizada (Federal Law Against Organized Crime), the Ley de Seguridad Nacional (National Security Law), the Código Nacional de Procedimientos Penales (National Criminal Procedure Code), the Código Fiscal de la Federación (Federal Fiscal Code) and the Federal Criminal Code, which were all reformed on November 8, 2019, govern the treatment of specific tax offenses, which under certain circumstances may: (i) equate to organized crime, (ii) merit pretrial detention ex officio, (iii) are no longer eligible for conditional suspension and (iv) are no longer eligible for reparatory agreements. The November 8, 2019 reforms were intended to prevent, prosecute and more severely punish tax evasion and money laundering.

The Secretaría de Seguridad y Protección Ciudadana (Ministry of Citizen Security and Protection), on behalf of Mexico, and the United States agreed on January 16, 2020 to a bilateral program to reduce trafficking in firearms, drugs and financial assets by transnational crime networks, to reduce drug consumption and combat addiction and to treat fentanyl as a common problem. This agreement followed several 2019 discussions of the GANSEG focused on combatting organized and cross-border crime.

In December 2019, the Ministry of Foreign Affairs, the Ministry of Citizen Security and Protection, the Office of the Federal Attorney General and representatives of certain countries of the European Union (EU), with the support of the Delegación de la Unión Europea en México (European Union Delegation in Mexico), agreed to initiate a collaborative process on matters of security in order to: (i) curb the illicit flow of weapons; and (ii) explore cooperation mechanisms for the exchange of information. In a separate meeting with the European Union Agency for Law Enforcement Cooperation (Europol), the Ministry of Citizen Security and Protection signed an acuerdo de trabajo (working arrangement), in effect as of July 1, 2020, to expand and deepen collaboration on security matters. The working arrangement guarantees a secure system for the exchange of information between the parties, linking Mexico with the police authorities of the member states of the EU, as well as with third countries and organizations associated with Europol.

Human Rights

Mexico has policies aimed at protecting human rights, including: (1) designated infrastructure and budgetary resources for the protection of human rights defenders and journalists; (2) a national coordination system, led by representatives of civil society, the Comisión Nacional de los Derechos Humanos (National Commission of Human Rights) and the Government, for identifying and reducing the risk of violence; and (3) the Fiscalía Especial para la Atención de Delitos Cometidos Contra la Libertad de Expresión (Special Prosecutor’s Office for Crimes Against Freedom of Expression), which conducts and resolves investigations in cases of violence against human rights defenders and journalists.

The Ley General en Materia de Desaparición Forzada de Personas, Desaparición Cometida por Particulares y del Sistema Nacional de Búsqueda de Personas (General Law on Forced Disappearances, Disappearances Committed by Individuals and the National Person Search System) aims to combat impunity and defend the rights of victims and their families by creating tools such as the Sistema Nacional de Búsqueda de Personas (National Person Search System), which is responsible for determining, executing and following up on missing persons searches, and the Comisión Nacional de Búsqueda (National Search Commission), which functions as a consultative and participatory body made up of victim’s family members, civil society organizations and federal and local prosecutors’ offices.

Cyber-Crimes and Cybersecurity

In 2017 and 2018, following a series of international cyber-attacks and cyber violations affecting participants in Mexico’s Sistema de Pagos Electrónicos (Interbanking Electronic Payment System), Mexico’s Policía Federal (Federal Police) issued guidance with technical recommendations for improved security of federal agencies’ computer equipment and Banco de México strengthened its data protection through a series of reforms and control measures aimed at improving its technological infrastructure protections, permitting additional operational verification and providing the Gerencia de Seguridad de Tecnologías (Technology Security Management) with supervisory powers over cybersecurity management. Mexico also has a collaboration protocol agreement between the Comisión Nacional de Seguridad (National Security Commission, or CNS) and corresponding agencies from other countries to manage cybernetic incidents linked to ransomware software.

The Bases de Coordinación en Materia de Seguridad de la Información (Coordination Bases on Information Security), which was signed in 2018 by representatives of six financial sector authorities, the Office of the Federal Attorney General, various trade associations from the Mexican financial sector and private financial entities, further strengthen the way financial sector authorities and entities respond and coordinate with one another when events occur that may threaten the information security in the Mexican financial system.

In August 2019, the Organization of American States (OAS) released a report titled Estado de la Ciberseguridad en el Sistema Financiero Mexicano (State of Cybersecurity in the Mexican Financial System), carried out with the support of the CNBV based on a survey of institutions from different sectors of the financial system. The information and data contained in the report helped guide the CNBV’s supervision, collaboration and communication and regulation of resources in order better prepare the financial system for cyber-attacks and information security issues.

On September 21, 2021, the Guardia Nacional (National Guard) published the Protocolo Nacional Homologado de Gestión de Incidentes Cibernéticos (Homologated National Protocol for the Management of Cyber Incidents). The protocol aims to strengthen cybersecurity in federal agencies, federal entities, autonomous constitutional bodies, academia and the private sector in order to better manage cybersecurity risks, maintain constitutional order, preserve democracy and contribute to the economic, social and political development of Mexico and its citizens.

In addition, on May 24, 2022 Banco de México issued the Decálogo Forense Digital (Digital Forensic Decalogue), which contains guidelines that financial institutions can adopt to identify, collect, preserve, analyze and deliver digital forensic evidence in the event of an information security breach.

Anti-Corruption

The Sistema Nacional Anticorrupción (National Anticorruption System) is the Government’s overarching institutional framework that seeks to combat corruption and bribery in public administration and governmental accounting. On January 29, 2020, the Coordinating Committee of the National Anticorruption System approved the Política Nacional Anticorrupción (National Anticorruption Policy, or PNA). The PNA establishes the Government’s strategy for fighting corruption and articulates around forty public policy priorities that guide the actions of all public institutions related to anti-corruption. On January 27, 2022, the Coordinating Committee of the National Anticorruption System approved the Implementation Program of the National Anticorruption Policy (PI-PNA). The first edition of the PI-PNA, which will be in effect for three years, establishes concrete and measurable actions for Mexico’s public institutions to combat corruption, including the presentation of annual progress reports and the preparation of a report on the implementation of the PI-PNA every three years.

In addition to the National Anticorruption System, the Programa Nacional de Combate a la Corrupción y a la Impunidad, y de Mejora de la Gestión Pública 2019-2024 (National Program to Combat Corruption and Impunity, and Improvement of Public Management 2019-2024, or Program), sets out five priority objectives, specific actions for compliance and goals and measurement parameters. The Program, which was adopted in August 30, 2019, is mandatory for all government agencies, units and entities of the Administración Pública Federal (Federal Public Administration).

INEGI’s biannual Encuesta Nacional de Calidad e Impacto Gubernamental 2021 (National Poll on Governmental Quality and Impact 2021) found that approximately 14.7% of people who interacted with a public servant experienced at least one act of corruption. This poll also found that of the population aged eighteen years or older at the time of the survey, 47.1% had at least some trust in municipal governments, 45.1% had at least some trust in state governments and 54.1% had at least some trust in the federal government.

The same poll found that in 2021, acts of corruption cost an average of Ps. 3,044 per adult victim, or Ps. 9.5 billion total. The statistics also show that processes and services involving interactions with public safety authorities and the Public Prosecutor’s Office were the procedures with the highest incidence of corruption in 2021. INEGI’s Encuesta Nacional de Calidad Regulatoria e Impacto Gubernamental en Empresas 2020 (National Poll on Regulatory Quality and Governmental Impact on Businesses 2020) found that in 2020, 72.6% of business entities believed that the main motive for corruption was to expedite government processes.

Beginning July 18, 2016, the Secretaría de la Función Pública (Ministry of Public Administration, or SFP) began undergoing a process of institutional strengthening through the implementation of the National Anticorruption System and the Plataforma Digital Nacional (National Digital Platform). Through the integration of six systems, four of which are currently in operation, with information on asset declarations, public contracts and complaints against public servants, among others, the National Digital Platform aims to be the primary source of information permitting the detection of corruption and facilitating the actions of the National Anticorruption System’s executing agencies.

There are several other programs and laws intended to further the Government’s efforts to combat corruption. These include the requirement that certain details of public officials’ personal finances be made public and the extending the scope of government extinción de dominio (seizures) to be permitted over assets related to a broader list of offenses now including acts of corruption and crimes committed by public officials.

In 2019, the Ministry of Public Administration banned for three years Constructora Norberto Odebrecht, S.A. and Odebrecht Ingeniería y Construcción Internacional de México, S.A. de C.V., subsidiaries of Odebrecht S.A., from participating in any procurement process or entering into any contract with agencies and entities of the Federal Public Administration and the Office of the Federal Attorney General, as well as any agencies or entities of the states where federal resources are used. Previously, in 2018, the Ministry of Public Administration had banned Constructora Norberto Odebrecht, S.A. from participating in any procurement process or entering into any contract with agencies and entities of the Federal Public Administration and the Office of the Federal Attorney General, as well as any agencies or entities of the states where federal resources are used.

The Comité Técnico Especializado de Información Sobre la Corrupción (Specialized Technical Committee on Information About Corruption) was created on November 14, 2019 to generate accurate and reliable information regarding Mexico’s institutional capacities to: (i) understand and combat corruption, (ii) make decisions based on effective, concrete and verifiable evidence, (iii) promote the use and knowledge of information produced by INEGI and (iv) coordinate the generation, integration and dissemination of indicators to monitor and evaluate public policies.

The Ley Federal de Austeridad Republicana (Federal Republican Austerity Law), which went into effect on November 19, 2019, established a series of measures to govern public resource expenditures, reduce conflicts of interest among public servants, prevent misuse of privileged information by public servants and regulate the creation and use of public trusts to prevent them from being misused.

The Ministry of Finance and Public Credit and the National Electoral Institute signed an agreement on March 1, 2021 to develop training strategies aimed at: (i) preventing, detecting and punishing the improper use of public funds during any electoral process, and (ii) combatting crimes related to fiscal and financial matters.

On October 1, 2021, the Ministry of Public Administration began operating the Bitácora Electrónica de Seguimiento de Adquisiciones (Electronic Procurement Follow-up Logbook, or BESA), an online tool that allows the SFP to monitor the fulfilment and compliance of contracts for goods and services by suppliers and third parties entering into agreements with entities of the Federal Public Administration. The BESA can audit in real time 80% of the amount of public procurement throughout the SFP and will strengthen the SFP’s auditing systems. In the event of non-compliance with contracts, the BESA provides a system of supervisory alerts to review possible irregularities that can be prevented, investigated and, if necessary, sanctioned. On August 26, 2022, the Ministry of Public Administration launched the second stage of the BESA, which incorporates an alert system that monitors and detects irregularities in the execution and performance of public procurement, leasing and service contracts, from their formalization to the receipt and payment of the goods and services.

On October 27, 2021, a group of Ministers focused on anti-corruption efforts in the Community of Latin American and Caribbean States (CELAC) formally established the Grupo Especializado en la Prevención y Lucha contra la Corrupción (CELAC Specialized Group for the Prevention and Fight against Corruption, or GEPLC). GEPLC’s objective is to analyze and exchange best practices, experiences and information with respect to fighting corruption, as well as to promote and facilitate regional political coordination and collaboration among member states.

The Procuraduría Fiscal de la Federación (Federal Fiscal Attorney Office, or PFF) and the Confederación de Asociaciones de Agentes Aduanales de la República Mexicana (Confederation of Customs Brokers Associations of the Mexican Republic, or CAAAREM), signed a collaboration agreement on December 10, 2021 to combat tax evasion, smuggling and corruption in foreign trade. The agreement alerts customs agents to the risks and consequences of tax and customs offenses, and will develop the forms, mechanisms and conditions to create a compliance program, as well as related training, workshops, conferences and seminars.

On May 13, 2022, the Ministry of Public Administration and the Comisión Federal para la Protección contra Riesgos Sanitarios (Federal Commission for the Protection against Sanitary Risks, or COFEPRIS) presented the Estrategia Nacional de Buen Gobierno en el Sistema Federal Sanitario (National Strategy for Good Governance in the Federal Health System), which aims to prevent corruption, increase accountability and promote integrity in public healthcare through standardizing tools, operating mechanisms and reporting procedures. COFEPRIS will supervise the implementation of the strategy.

On August 5, 2022, the Ministry of Public Administration and the CNBV entered into a collaboration agreement that will, through the exchange of information, strengthen investigations for administrative misconduct and unsubstantiated increases in the net worth of civil servants in the Federal Public Administration.

Access to Information, Government Procurement and Transparency

The Government has enacted a number of legal and political measures to improve access to information and government transparency.

The Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales (National Institute of Transparency, Access to Information and Protection of Private Data, or INAI), which operates as an autonomous legal entity, aims to guarantee the rights to public information access and personal data protection set forth in the Constitution and to strengthen a culture of transparency, accountability and due treatment of personal data in order to promote an inclusive and participatory society.

The Ley Federal de Transparencia y Acceso a la Información Pública (Federal Law of Transparency and Access to Public Information) establishes the sanctioning authority of the INAI, ensures the right of access to information held by governmental entities and sets forth transparency obligations for the military, several Government agencies and commissions, productive state-owned companies and productive subsidiaries.

The Ministry of Public Administration makes all current and historical information regarding public servants’ declaraciones patrimoniales (declarations of assets and interests) publicly available in open data on a designated Government website.

The Government’s Contrataciones Abiertas (Open Contracting Platform), a collaboration with the INAI, Transparencia Mexicana, A.C. (Mexican Transparency), the World Bank, the Alianza Internacional para las Contrataciones Abiertas (Open Contracting Partnership) and the Global Initiative for Fiscal Transparency, was established to prevent corruption, produce more confidence in private sector providers and increase trust in institutions.

The Alianza para las Contrataciones Abiertas (Alliance for Open Contracting) is composed of the Office of the President’s Coordinación de Estrategia Digital Nacional (National Digital Strategy Coordination), the Ministry of Finance and Public Credit, the Ministry of Public Administration, the INAI and Transparencia Mexicana A.C. (Mexican Transparency). In March 2018, the Alliance for Open Contracting presented the Estándar de Datos de Contrataciones Abiertas para México (Open Contracting Data Standard for Mexico) to meet the transparency obligations under the Federal Law of Transparency and Access to Public Information.

The Government also adheres to several plans, including the Plan Nacional de Socialización del Derecho de Acceso a la Información (National Plan for the Socialization of the Right of Access to Information) and the Cuarto Plan de Acción 2019-2021 (Fourth Plan of Action 2019-2021, or 4PA), implemented in December 2018 and 2019, respectively, which seek to improve the public’s access to information, government transparency, accountability and citizen participation. In September 2022, Mexico’s Coordinating Committee of the Open Government began validating the Government’s results and compliance with each of the commitments under the 4PA.

The Sistema de Seguimiento y Atención de Recomendaciones Internacionales en Materia de Derechos Humanos (System for Monitoring and Addressing International Human Rights Recommendations, or SERIDH), a computer platform that systematizes the approximately 3,500 recommendations and action items that treaty bodies have made to Mexico since 1994, was presented by the Ministry of Foreign Affairs on February 21, 2020. The SERIDH links the recommendations and the action items received with the United Nations’ Sustainable Development Goals of the 2030 Agenda.

Foreign Affairs, International Organizations and International Economic Cooperation

Mexico has diplomatic ties with 193 countries and is a charter member of the United Nations. Mexico is a signatory, along with Canada and the United States, of the United States-Mexico-Canada Trade Agreement (USMCA), and is a member of the European Bank for Reconstruction and Development (EBRD), the IDB, the International Finance Corporation (IFC), the International Monetary Fund (IMF), the OAS, the CELAC, the Latin American and Caribbean Space Agency (ALCE), the International Maritime Organization (IMO), and the World Bank. It is also a non-borrowing regional member of the Caribbean Development Bank (CDB) and a full member of CAF Development Bank of Latin America (CAF).

In June 2019, Mexican and U.S. officials agreed to implement a series of actions to reduce the amount of trafficking and human smuggling across their shared border, including setting up additional checkpoints on Mexico’s northern and southern borders, carrying out rescue operations against alleged migrant traffickers on foot and via railways and vehicles like tractor-trailers and buses, and offering opportunities to migrants, particularly from Central America. The parties also agreed that asylum seekers will remain in Mexico pending the resolution of their cases in the United States and be provided with protection, employment opportunities, healthcare and education. The National Guard has also been deployed to Mexico’s southern border, as part of the Government’s previous plan to support immigration officials. Representatives of Mexico and the United States have met several times to analyze the progress of the June 2019 agreement.

Mexico was re-elected as a non-permanent member of the United Nations Human Rights Council (UNHRC) for a two-year term on October 13, 2020. In addition, Mexico began its two-year term as a non-permanent member of the United Nations Security Council (UNSC) and three-year term as a member of the United Nations Economic and Social Council (ECOSOC) on January 1, 2021.

Mexico served in the role of Presidency Pro Tempore of CELAC from January 2020 to January 2022, and as President of the Consejo de Ministros de la Asociación de Estados del Caribe (Council of Ministers of the Association of Caribbean States, or AEC) from May 2021 to May 2022.

On July 23, 2021, Mexico and Panama signed the Acuerdo de Asociación Estratégica (Strategic Partnership Agreement), aimed at promoting dialogue and cooperation on bilateral, regional and multilateral issues. The Agreement is focused on strengthening the economic relationship between the two countries, including through treaties relating to trade and investment.

The U.S.-Mexico High-Level Economic Dialogue (HLED) was reactivated on September 9, 2021, with the goal of advancing strategic economic, social and commercial priorities between the two countries. The HLED has four central pillars: (1) strengthening supply chains and facilitating trade between the U.S. and Mexico; (2) promoting economic, social and sustainable development in southern Mexico and Central America to address the structural causes of emigration in northern Central America; (3) mitigating cyber threats and improving the flow of data between the two countries; and (4) training and promoting a more educated and competitive workforce, as well as integrating small- and medium-sized businesses into regional value chains. On December 13, 2021, the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs), the Ministry of Economy and the Ministry of Finance and Public Credit, along with the current U.S. administration, presented the working plan derived from the HLED, which includes more than ten concrete projects based on the four pillars. On September 12, 2022, the U.S and Mexico held the second annual meeting of the HLED, which highlighted both countries’ commitment to strengthening North American supply chains and regional competitiveness, particularly through the U.S.-Mexico semiconductor and information and communications technology supply chain ecosystems. The two governments also committed to invest in border infrastructure and modernization projects through the enactment by the U.S. Congress of the Infrastructure Investment and Jobs Act, which dedicates U.S.$3.4 billion for 26 major construction and modernization projects at land ports of entry, and Mexico’s commitment to invest U.S.$1.5 billion in border infrastructure between 2022-2024.

The Latin American and Caribbean Space Agency is an international organization aimed at coordinating cooperation in space technology, research, exploration, and related applications to strengthen the comprehensive and sustainable development of a regional space program in order to enhance the region’s capabilities in observation systems for use in agriculture, natural disasters, security and surveillance, oceanography, meteorology, exploration of natural resources and urban intelligence and cartography.

Mexico was reelected to the IMO Council during the 32nd IMO General Assembly on December 10, 2021 and, as a founding member of the IMO, has actively participated in the IMO Council’s work to develop and implement international instruments and to cooperative actions in the areas of safety, protection of the marine environment, technical cooperation and training.

Mexico assumed the role of Presidency Pro Tempore of the Pacific Alliance on January 26, 2022.

On May 31, 2022, the World Bank approved a U.S.$700 million transaction to support inclusive and sustainable economic growth in Mexico, including initiatives to promote a new simplified tax regime, develop financial support mechanisms in the event of natural disasters, expand coverage and quality of financial services and improve market regulations regarding digital payment systems.

On June 9, 2022, Mexico announced that it intends to join the Americas Partnership for Economic Prosperity, a partnership focused on promoting economic growth, reducing inequality across the region, protecting vulnerable segments of the population, creating well-remunerated jobs and addressing climate change.

Mexico is a member of the Comité Interamericano contra el Terrorismo (Inter-American Committee against Terrorism, or CICTE) and on July 27, 2022 was elected chair for the 2022-2023 term.

Mexico also has a number of international agreements in place that promote economic cooperation. See “Environment—Environmental Policies” below and “Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Relations and Agreements.”

Environment

Environmental Policies

Mexico’s principal environmental concerns include promoting and generating resources and benefits through the conservation and restoration of Mexico’s natural heritage with innovative economic, financial and public policy instruments, as well as promoting the consumption of environmental goods and services. The Constitution grants all citizens the right to a healthy environment for their development and welfare. This right is guaranteed through an established framework of laws, regulations, decrees and municipal ordinances that address the protection of the environment. The base for Mexico’s environmental policy is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law of Ecological Balance and Environmental Protection), which seeks to, among other things: (1) guarantee the right of every person to live in a healthy environment for their development and welfare; (2) define the principles of environmental policy and mechanisms for its execution; and (3) preserve and protect biodiversity and administer protected natural areas. Mexican law also requires that economic growth be conditioned on the protection of the environment.

The Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT) creates and advises on government environmental policies. The Ley General de Desarrollo Forestal Sustentable (General Law for Sustainable Forest Development), published on June 5, 2018, regulates and promotes the integral and sustainable management of forest territories, as well as conservation, protection, restoration, production, management, cultivation and use of the country’s forest ecosystems.

SEMARNAT also collaborates with the agencies of other governments and international organizations, including the German Agency for International Cooperation (GIZ) and the United Nations Educational, Scientific and Cultural Organization (UNESCO), to, among other things, support Mexican institutions in the development and implementation of policies, programs and measures to manage water resources to promote sustainable use at local and national levels and reduce greenhouse gas emissions and air pollutants generated by cargo and passenger vehicles.

On September 16, 2019, SEMARNAT announced that Mexico had achieved a 99% reduction in the consumption of ozone-depleting substances. As of June 2020, the use of hydrochlorofluorocarbons had declined by 79.5% as compared to 2014. As of June 2022, approximately 249.7 tons of HFC-134a and 4.3 tons of R-404A were eliminated and replaced with hydrocarbons, mitigating approximately 374,009 tons of carbon dioxide emissions.

On October 5, 2021, the Instituto Nacional de Ecología y Cambio Climático (National Institute of Ecology and Climate Change) presented an update on the Inventario Nacional de Emisiones de Gases y Compuestos de Efecto Invernadero 1990-2019 (National Inventory of Greenhouse Gas and Compound Emissions, or INEGYCEI). The INEGYCEI reported that in Mexico, the energy sector is the largest contributor to greenhouse gas emissions (64%), followed by the agriculture, forestry and land use change (19%), industrial processes and product use (10%) and waste (7%) sectors.

In addition to SEMARNAT, the Government has a number of entities that, among other things, monitor compliance with environmental regulations, preserve biodiversity, promote sustainable development policies, promote conservation and reforestation and generate and use scientific and technical knowledge to protect the environment, preserve and restore ecology and mitigate climate change concerns in the country.

In June 2020, SEMARNAT announced the Diagnóstico Básico para la Gestión Integral de Residuos 2020 (Basic Diagnosis for Comprehensive Waste Management 2020, or DBGIR 2020), a study that identifies Mexico’s generation and management of different types of waste, as well as emerging issues including marine pollution and energy use of waste. The DBGIR was used to formulate and implement the new Programa Nacional para la Prevención y Gestión Integral de los Residuos 2020-2024 (National Program for the Prevention and Comprehensive Management of Waste 2020-2024).

Transportation-related pollution accounts for the vast majority of air pollution in Mexico City and, indirectly, for the vast majority of ozone emissions present in the atmosphere. As a result, curbing transportation-related pollution is a primary objective of the Government’s anti-pollution programs. In June 2019, the government of Mexico City authorized Ps. 145 billion for the Programa Ambiental y de Cambio Climático para la Ciudad de México 2019-2024 (Environmental and Climate Change Program for Mexico City 2019-2024). The program’s goals are to improve environmental conditions and public health and to promote employment and the economy in the country’s capital. It focuses on seven main areas: (1) re-vegetating portions of the city and countryside, (2) rescuing bodies of water, (3) implementing sustainable water management, (4) achieving “zero waste,” (5) focusing on integrated and sustainable mobility, (6) improving air quality and (7) creating cities more reliant on solar energy.

All new cars driven in Mexico City and several other cities in Mexico must be equipped with emissions control equipment that meets U.S. performance standards, and the Government has established maximum permissible limits for the emission of various atmospheric pollutant gases and particles from the exhaust of new engines and certain new motor vehicles that use diesel as fuel. Mexico City continues to enforce Hoy No Circula (No Driving Today), a program requiring one-fifth of the City’s private vehicles to be kept out of circulation each weekday and which is periodically expanded to regulate weekend driving and upon detection of high levels of pollution in the city. Vehicles satisfying emissions standards may be used daily if certain emissions standards tests are satisfied. In addition, in December 2019 the Government announced a measure to grant vehicle verification holograms that assess fuel economy and determine a vehicle’s circulation restrictions on Hoy No Circula.

The Mexico City government uses a mobile laboratory to measure the air quality of four locations within Mexico City as part of its efforts to curb air pollution within the city. Within the Zona Metropolitana del Valle de México (Metropolitan Area of the Valley of Mexico), Government measures to improve air quality include regulations on volatile organic compounds in household products to lower the amounts of ozone-depleting materials in these products, regulations on motorcycle emissions to encourage manufacturers to introduce clean technologies and advanced emission control systems, better fire management and prevention practices and restrictions on cargo transports at certain times.

Industry-related pollution, mostly caused by industries located within the Valley of Mexico, which includes Mexico City, also greatly contributes to Mexico’s air pollution levels. While most of the manufacturing sector has relocated to areas outside of the Valley of Mexico, a significant percentage of Mexico’s manufacturing output still originates from plants within this area. Government authorities have attempted to address this industry-related pollution in several ways, including by discouraging the construction of new plants in the Valley of Mexico or other major industrial cities, such as Monterrey and Guadalajara, and by requiring certain types of plants to reduce operations or temporarily close when the concentration of pollutants in the air rises to certain levels.

The Secretaría de Agricultura y Desarrollo Rural (Ministry of Agriculture and Rural Development, or Ministry of Agriculture) also works to promote environmental initiatives in rural settings. The Comisión Nacional de las Zonas Áridas (National Commission of Arid Zones, or Arid Zones Commission) develops arid and uncultivated regions in Mexico. The Arid Zones Commission focuses on restoring productivity and promoting practices for soil conservation and rainfall harvesting, including through promoting the conservation, sustainable use and management of soil, water and vegetation used in primary production. These goals are accomplished by encouraging rural communities to: (1) invest in conservation projects; (2) establish and develop procedures for the collection, storage and treatment of rainwater; and (3) employ the use of vegetation cover.

The Ley de Transición Energética (Energy Transition Law) aims to combat climate change by promoting cleaner energy sources. The law establishes a program of clean energy certificates and sets as a goal for Mexico to generate at least 35% of its electricity supply from clean energy sources by 2024. On February 7, 2020, the Government updated the Estrategia de Transición para Promover el Uso de Tecnologías y Combustibles más Limpios (Transition Strategy to Promote the Use of Cleaner Technologies and Fuels). The strategy contains three main objectives based on a medium-term planning component for a period of fifteen years and a long-term planning component for a period of thirty years: (i) to establish set goals and a roadmap to implementing a cleaner and more sustainable energy sector in Mexico, (ii) to promote the reduction of pollutant emissions from the electrical industry and (iii) to reduce, under conditions of economic viability, Mexico’s dependence on fossil fuels as a primary source of energy. According to the Programa de Desarrollo del Sistema Eléctrico Nacional 2022-2036 (National Electricity System Development Program 2022-2036, or PRODESEN), in 2021 Mexico generated 29.5% of its electricity with clean sources.

The Programa Nacional Hídrico 2020-2024 (National Water Program 2020-2024) and the Programa Nacional Forestal 2020-2024 (National Forest Program 2020-2024) were both adopted at the end of December 2020. The National Water Program aims to address: (i) insufficient and inequitable access to drinking water and sanitation services, (ii) inefficient use of water that affects the population and economic sectors, (iii) human and material losses due to extreme hydrometeorological phenomena, and (iv) quantitative and qualitative deterioration of water in basins and aquifers, and has specific goals and measurement parameters to evaluate compliance and successful implementation. The National Forest Program aims to help Mexico achieve international commitments in forestry matters while promoting sustainable development. Both programs are mandatory for all government agencies, units and entities of the Federal Public Administration. From 2020 to 2021, the volume of water protected, allocated or concessioned for domestic or public urban use increased from 13.2 billion cubic meters to 13.3 billion cubic meters, and the percentage of land covered by forest restoration actions at the national level increased from 0.85% to 1.02%.

Two new environmental-related programs were established in November 2021. The Programa Nacional de Remediación de Sitios Contaminados 2021-2024 (National Program for Remediation of Contaminated Sites 2021-2024), published on November 5, aligns with Mexico’s commitments under the Stockholm and Minamata Conventions and has three main objectives: (i) to strengthen the National Inventory of Contaminated Sites in order to assist decision-making in dealing with contaminated sites, (ii) to promote remediation actions at contaminated sites, and (iii) to strengthen the regulatory framework around the remediation of contaminated sites. The Programa Especial de Cambio Climático 2021-2024 (Special Climate Change Program 2021-2024), published on November 8, has four main objectives: (i) to reduce the vulnerability of the population, ecosystem and infrastructure to climate change by strengthening adaptation processes and increasing resilience, (ii) to reduce greenhouse gas emissions, (iii) to promote actions and policies that prioritize the generation of environmental, social and economic co-benefits, and (iv) to strengthen coordination mechanisms, financing and implementation strategies among various levels of government, prioritizing inclusion and human rights. Both the National Program for Remediation of Contaminated Sites and the Special Climate Change Program describe the sources of funding for implementation and specific targets to achieve the main objectives.

In August 2022, Mexico announced two domestic environmental-related updates. It published the the Estrategia de Instrumentación para una Economía Oceánica Sostenible 2021-2024 (Implementation Strategy for a Sustainable Ocean Economy 2021-2024) on August 12, establishing the meaning of a sustainable ocean economy for Mexico. On August 17, SEMARNAT, in collaboration with the Instituto Nacional de Ecología y Cambio Climático (National Institute of Ecology and Climate Change, or INECC) and GIZ, launched a platform, the Sistema de Información de la Agenda de Transparencia de Acciones Climáticas a Nivel Subnacional (Information System of the Transparency Agenda for Climate Actions at the Subnational Level), to allow federal entities to evaluate annually their progress in the implementation of mitigation measures for greenhouse gases and adaptation to climate change.

In December 2022, Mexico introduced two programs related to waste management. The first, the Programa Nacional para la Prevención y Gestión Integral de los Residuos 2022-2024 (National Program for Waste Prevention and Comprehensive Waste Management 2022-2024), aims to: (1) enhance the capabilities of the urban solid waste recycling market, (2) promote regulatory changes to sustainable waste management activities, (3) encourage infrastructure and equipment for sustainable waste management activities, (4) professionalize and formalize the waste management services currently provided by the informal sector, and (5) achieve a responsible waste generation and management culture. The second, the Programa Nacional para la Prevención y Gestión Integral de los Residuos de Manejo Especial 2022-2024 (National Program for Special Handling Waste Prevention and Comprehensive Special Handling Waste Management 2022-2024), is focused on: (1) improving policymaking regarding special handling of waste, (2) preventing the generation of special handling waste and promoting adequate management and use of special handling waste, and (3) assigning responsibilities in connection with special handling waste management to different government levels.

International Agreements

Mexico is a party to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (UNFCCC), a party to the Montreal Protocol on Substances That Deplete the Ozone Layer, a signatory to the Paris Agreement, a signatory to the Acuerdo en Materia de Cooperación Ambiental entre los Gobiernos de los Estados Unidos Mexicanos, de los Estados Unidos de América y de Canadá (U.S.-Mexico-Canada Environmental Cooperation Agreement), a signatory to the Declaración Voluntaria de Líderes por la Naturaleza y las Personas (Leaders’ Pledge For Nature), a signatory to the Minamata Convention on Mercury, a party to the High Level Panel for a Sustainable Ocean Economy (the Ocean Panel), a party to the Acuerdo Regional sobre el Acceso a la Información, la Participación Pública y el Acceso a la Justicia en Asuntos Ambientales en América Latina y el Caribe (Regional Agreement on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean) and a party to the High Ambition Coalition (HAC) for Nature and People.

Mexico, along with Argentina, Bolivia, Ecuador, Paraguay, Peru, Uruguay, is working on the Sistema Integral Regional de Información Satelital (Integrated Regional Satellite Information System, or SIRIS). The platform will allow Mexico access to relevant satellite data to: (i) receive information on relevant variables in the agricultural and forestry sectors, (ii) monitor forest fires and other important meteorological variables and (iii) receive disease risk stratification maps and information to visualize values of socio-environmental and social indicators that predispose the spread of certain diseases at a regional level.

In connection with the international commitments undertaken with respect to the Paris Agreement, on January 1, 2021 Mexico began a three-year Pilot Program for the Emissions Trading System, which regulates companies in the energy and industrial sectors, including, among others, electricity generation; cement, iron and steel production; and refinement.

The Acuerdo Regional sobre el Acceso a la Información, la Participación Pública y el Acceso a la Justicia en Asuntos Ambientales en América Latina y el Caribe (Regional Agreement on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean) entered into force in Mexico on April 22, 2021. The agreement aims to guarantee the rights of access to environmental information, public participation in the environmental decision-making process and access to justice in environmental matters in Latin America and the Caribbean.

Mexico participated in a number of international climate-related initiatives in 2021 and 2022. At the 26th UN Climate Change Conference held on November 2, 2021, Mexico joined the Declaration on Forests and Land Use, aimed at halting and reversing forest loss and land degradation by 2030 by promoting sustainable development and inclusive rural transformation, and joined the Global Methane Pledge, aimed at reducing global methane emissions by at least 30 percent from 2020 levels by 2030.

On December 1, 2021, Mexico adopted the Amendment to the Basel Convention on the Control of Transboundary Movements of Hazardous Waste and its Disposal, aimed at reducing the generation of hazardous waste, ensuring that hazardous materials are disposed of in an environmentally sound manner and promoting international cooperation and monitoring mechanisms.

On June 9, 2022, Mexico became a signatory, along with Canada, Chile, Colombia, Costa Rica, Ecuador, Panama, Peru and the United States, to the Americas for the Protection of the Ocean Declaration, which aims to promote cooperation and collaboration with respect to protecting and conserving marine environmental and ecological systems. During the 27th session of the UN Climate Change Conference on November 17, 2022, Mexico presented its progress towards reducing climate change, and increased its commitment to reduce greenhouse gas emissions to 35% by 2030. In December 2022, Mexico attended the first session of Intergovernmental Negotiating Committee (INC) on plastic pollution and announced its membership to the High Ambition Coalition to End Plastic Pollution, the goals of which are to: (1) limit plastic consumption and production to sustainable levels, (2) enable a circular economy for plastics that protects the environment and human health, and (3) achieve environmentally sound management and recycling of plastic waste.

Natural Disaster Policies

The Fondo de Desastres Naturales (Natural Disasters Fund, or FONDEN) was a financial vehicle that the Government established to support ex-post disaster risk management activities related to emergencies, recovery and reconstruction, including to apply resources to mitigate the effects caused by natural disasters within the framework of the Sistema Nacional de Protección Civil (National Civil Protection System) and the Reglas Generales del Fondo de Desastres Naturales (General Regulations for the Natural Disasters Fund). The process to liquidate the fund began in 2021, with the remainder of resources reverting to the Treasury and allocated by the Ministry of Finance and Public Credit for the attention of natural disasters, as well as to cover any prior obligations of FONDEN.

As of 2021, the Expenditure Budget must include specific provisions to carry out preventive actions or execute programs and projects to address damages caused by natural disasters within the framework of the National Civil Protection System, the Lineamientos de Operación Específicos para atender los daños desencadenados por fenómenos naturales perturbadores (Specific Operating Guidelines for dealing with damage caused by natural disasters), the Programa para la Atención de Emergencias por Amenazas Naturales (Natural Hazards Emergency Response Program) and the Disposiciones específicas que establecen los mecanismos presupuestarios para ejecutar programas y proyectos para atender los daños ocasionados por fenómenos naturales (Specific provisions that establish the budgetary mechanisms to implement programs and projects to address damages caused by natural disasters).

During 2022, the Government authorized Ps. 7.75 billion for reconstruction projects related to infrastructure damaged by natural disasters.

Mexico has two agreements with the IBRD that, through the IBRD’s Capital at Risk Notes program, help to insure Mexico against natural disaster risks by supporting Mexico’s catastrophe bonds issuances: (1) an August 2017 agreement insuring Mexico against earthquakes and tropical cyclones for an aggregate amount of U.S.$360 million and (2) a February 2018 agreement insuring Mexico against earthquake risks for an aggregate amount of U.S.$260 million. The February 2018 agreement was made in the context of the IBRD’s issuance of five series of catastrophe-linked Capital at Risk Notes covering the four Pacific Alliance countries.

In March 2020, the World Bank issued four tranches of Catastrophe bonds (CAT bonds), providing FONDEN with U.S.$485 million of insurance coverage against losses caused by earthquakes and hurricanes during a four-year period. In exchange, FONDEN pays the World Bank a premium that the World Bank transfers to the holders of the CAT bonds, which include dedicated CAT bond funds, asset management companies, pension funds, hedge funds and reinsurance companies. Following the liquidation of the FONDEN in 2021, all rights and obligations pursuant to its agreement with the World Bank were transferred to the Federal Government through the Ministry of Finance.

Through the Seguro para Catástrofes (Catastrophe Insurance), the Government has a natural disasters-related insurance policy that is valid from July 2022 until July 2023. This policy provided financial protection to budgetary resources for reconstruction of damage due to a natural disaster and offered coverage of up to Ps. 5 billion, activated by natural disasters that exceed a minimum level of damage of Ps. 275 million and cumulative damage of Ps. 750 million.

In response to the September 7 and September 19, 2017 earthquakes, the Government authorized Ps. 6,844.4 million for immediate support and Ps. 22,810.3 million for reconstruction as of April 30, 2018. The majority of these funds were spent on homes, education, archaeological and historical monuments, roads and water. Following the earthquakes, Mexico received a payment of U.S.$150 million from the IBRD, representing the maximum payment for an earthquake under the terms of the August 4, 2017 agreement. In 2022, the Programa Nacional de Reconstrucción (National Reconstruction Program) received Ps. 3.06 billion from several sources, including FONDEN, the Federal Expenditure Budget and other foundations, to finance disaster relief activities.

After the earthquakes in September 2017, priority areas for reconstruction were identified according to the nature and magnitude of the damage caused by the earthquakes. Following the earthquakes, the Government and the Mexico City government created websites where the general public can monitor the progress of the various reconstruction efforts in the areas affected by these earthquakes, one of which is still active.

The Government has been following the Reglas de Operación del Programa Nacional de Reconstrucción (Operating Rules of the National Reconstruction Program). Targeted at communities impacted by the earthquakes, these guidelines establish general criteria and mechanisms to aid inter-institutional collaboration between the Comisión Nacional de Vivienda (National Housing Commission, or CONAVI), the Instituto Nacional de la Infraestructura Física Educativa (National Institute of Physical Infrastructure for Education, or INIFED), the Health Ministry and Secretaría de Cultura (Ministry of Culture), state and municipal governments and private actors in order to rebuild housing and physical educational and health infrastructures, as well as the restoration, rehabilitation, maintenance and training for the preservation and conservation of cultural, historical, archaeological and artistic assets.

The Ley General de Protección Civil (General Civil Protection Law) created and regulates the National Civil Protection System, which includes and coordinates risk management procedures across the private sector and all levels of the public sector. Pursuant to the General Civil Protection Law, each state is responsible for the creation and administration of a Fondo de Protección Civil (Civil Protection Fund) to promote the training, equipment and systematization of their Unidades de Protección Civil (Civil Protection Units) including resources provided by each state, as well as federal subsidies, to the extent available.

Mexico’s Sistemas de Alerta Temprana (Early Warning Systems), consisting of a set of land, sea, air and space monitoring instruments, can timely disseminate meaningful warnings to the population through telecommunications equipment about possible life threatening natural disasters and other extreme events or hazards. These Early Warning Systems include the Servicio Sismológico Nacional (National Seismology System), Sistema de Alerta Sísmica Mexicano (Mexican Seismic Alert System), Sistema de Monitoreo del Volcán Popocatépetl (Popocateptl Volcano Monitoring System), Sistema de Alerta Temprana para Ciclones Tropicales (Early Warning Tropical Cyclone System), Sistema Nacional de Alerta de Tsunamis (National Tsunami Alert System), Sistema de Alerta Temprana de Incendios en México (Early Warning Wildfire System) and Servicio Meteorológico Nacional (National Meteorological System).

On October 30, 2019, the Centro Nacional de Prevención de Desastres (National Center for Disaster Prevention, or CENAPRED), presented the Guía para la Reducción del Riesgo Sísmico (Guide for Seismic Risk Reduction), which constitutes the preventive and preparedness component of the Government’s “Prevensismo” plan. The guide was designed to complement federal and local plans which respond and attend to seismic emergencies that impact Mexico.

THE ECONOMY

General

According to World Bank data, the Mexican economy, as measured by 2022 GDP (at current prices in U.S. dollars), is the fifteenth largest in the world. The Mexican economy had a real GDP of Ps. 18,346.7 billion in 2022 and a decrease in GDP of Ps. 173.3 billion between 2018 and 2022, a compound annual decrease of 0.2% each year.

The Special Program for Productivity and Competitiveness 2020-2024, published in the Official Gazette on December 31, 2020, aims to strengthen the national economy by: (1) increasing resources and improving their allocation, (2) promoting the creation of new enterprises and improving the productivity of existing ones, (3) increasing productivity by enhancing the well-being of people and businesses through human capital, infrastructure, and innovation, (4) promoting competitiveness, and (5) reducing regional disparities and strengthening strategic economic sectors. The program has specific goals and measurement parameters to evaluate compliance and successful implementation and is mandatory for all government agencies, units and entities of the Federal Public Administration.

The Rumbo a una Política Industrial (Towards an Industrial Policy) strategy, presented by the Secretaría de Economía (Ministry of Economy) on September 20, 2022, provides a roadmap for public and private industrial sector reform efforts. The strategy is focused on new technologies and innovation, human capital development, the role of regional economies and small and medium businesses, and sustainability in industrial activities.

The Role of the Government in the Economy; Privatization

Over the past several decades, the Government has taken steps to increase the productivity and competitiveness of the economy through deregulation, privatization and increased private-sector investment. These measures include: (1) constitutional amendments and legislation allowing the Government to permit private participation in railways and satellite communications; (2) legislation permitting Mexican private-sector companies to engage in the storage, distribution and transportation of natural gas; (3) the privatization of airports, seaports and highways; (4) civil aviation legislation allowing private companies to secure thirty-year concesiones (concessions) to operate commercial air transportation services within Mexico; and (5) constitutional amendments and legislation allowing the Government to permit private sector participation in oil extraction and the production and distribution of electricity. For more information regarding private participation in the railways sector of the economy, see “Recent Developments—The Economy—Principal Sectors of the Economy—Transportation and Communications—Railways.”

As of December 31, 2022, there were 211 Government-owned or controlled entities. These entities include: (1) empresas de participación estatal mayoritaria (enterprises that are majority-owned by the Government); (2) organismos descentralizados (decentralized instrumentalities); (3) fideicomisos públicos (public trusts); and (4) empresas productivas del estado (productive state-owned companies), including their empresas productivas subsidiarias (productive state-owned subsidiaries). Majority-owned enterprises include banking development institutions, such as the Banco del Bienestar, S.N.C. (Bank of Wellbeing), an institution that promotes savings, use and promotion of technological innovation and financial and gender inclusion to individuals and companies that have limited access to credit. The decentralized instrumentalities are independent legal entities that generally have technical, operational, budgetary and managerial autonomy, such as the Instituto para la Protección al Ahorro Bancario (Institute for the Protection of Bank Savings, or IPAB), which seeks to guarantee bank deposits, mainly for small and medium-sized savers, and provide solutions to banks with solvency issues, contributing to the stability of the banking system and safeguarding the national payment system. Public trusts are public entities created to provide a public good or right in the service of a defined objective, such as the Fondo Nacional de Fomento al Turismo (National Fund for Tourism Development), which seeks to identify sustainable investment projects in the tourism sector oriented toward regional development, job creation, economic development, social welfare and the improvement of quality of life. Productive state-owned companies are companies that are entirely owned by the Government. Mexico’s productive state-owned companies are PEMEX, which, through its productive state-owned subsidiaries, engages in the exploration, production, industrial transformation, logistics and marketing of hydrocarbons, and CFE, which, through its productive state-owned subsidiaries, promotes the efficient operation of the electricity sector and open access to the Red Nacional de Transmisión (National Transmission Network) and Redes Generales de Distribución (General Distribution Networks).

During recent years, Congress has adopted a series of laws that increase the scope of private and foreign participation in key sectors of the Mexican economy. For example, FONADIN serves as the financial platform for developing infrastructure projects with the participation of the public and private sectors. In addition, under the Ley Federal de Austeridad Republicana (Federal Republican Austerity Law), the Government prioritizes the use of public tender processes for the award of purchase, lease and service contracts. For more information on measures to increase the scope of foreign and private participation in the petroleum and petrochemicals and electric power sectors of the economy, see “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals” and “The Economy—Principal Sectors of the Economy—Electric Power.”

An executive agreement aimed at improving the execution of public infrastructure projects to align with stated budgetary and social benefits goals was published in the Official Gazette on November 22, 2021. Under this decree, Federal Public Administration entities are instructed to grant within five business days a provisional authorization to commence certain public infrastructure projects considered to be in the interest of public and national security.

The Acuerdo para el Fortalecimiento Económico y la Protección de la Economía Familiar (Agreement for Economic Strengthening and Protection of the Economy of the Family) aims to strengthen the domestic market in Mexico with a focus on protecting the economic well-being of Mexican families, increasing investment and maintaining job creation, economic growth and competitiveness.

Gross Domestic Product

The following tables set forth Mexico’s real GDP and expenditures, in pesos and in percentage terms, for the periods indicated.

Table No. 28 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	2018	2019	2020	2021	2022
GDP	Ps. 18,520.0	Ps. 18,483.2	Ps. 17,009.2	Ps. 17,811.7	Ps. 18,346.7
Add: Imports of goods and services	6,901.5	6,851.3	5,910.2	6,835.1	7,427.3

Total supply of goods and services	25,421.6	25,334.5	22,919.4	24,646.7	25,774.0
Less: Exports of goods and services	6,759.5	6,858.8	6,358.4	6,809.0	7,322.5

Total goods and services available for domestic expenditure	Ps. 18,662.0	Ps. 18,475.6	Ps. 16,561.0	Ps. 17,837.8	Ps. 18,450.5
Allocation of total goods and services:
Private consumption	12,450.3	12,495.2	11,206.6	12,043.8	12,778.9
Public consumption	2,204.3	2,165.0	2,158.3	2,145.9	2,163.3
Total consumption	14,654.6	14,660.2	13,364.8	14,189.7	14,942.2

Total gross fixed investment	3,746.5	3,569.1	2,936.5	3,351.8	3,445.9
Changes in inventory	130.3	101.7	(34.3)	88.0	71.9

Total domestic expenditures	Ps. 18,531.3	Ps. 18,331.1	Ps. 16,267.0	Ps. 17,529.5	Ps. 18,459.9

Errors and Omissions	130.7	144.5	294.0	308.3	(9.5)

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.

Source: INEGI.

Table No. 29 – Real GDP and Expenditures

(As a Percentage of Total GDP)

	2018	2019	2020	2021	2022
GDP	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	37.3	37.1	34.7	38.4	40.5

Total supply of goods and services	137.3	137.1	134.7	138.4	140.5
Less: Exports of goods and services	36.5	37.1	37.4	38.2	39.9

Total goods and services available for domestic expenditures	100.8%	100.0%	97.4%	100.1%	100.6%
Allocation of total goods and services:
Private consumption	67.2%	67.6%	65.9%	67.6%	69.7%
Public consumption	11.9	11.7	12.7	12.0	11.8

Total consumption	79.1	79.3	78.6	79.7	81.4
Total gross fixed investment	20.2	19.3	17.3	18.3	18.8
Changes in inventory	0.7	0.6	(0.2)	0.5	0.4

Total domestic expenditures	100.1%	99.2%	95.6%	98.4%	100.6%

Errors and Omissions	0.7%	0.8%	1.7%	1.7%	(0.1)%

Note: Numbers may not total due to rounding.

Source: INEGI.

The following tables set forth the composition of Mexico’s real GDP by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 30 – Real GDP by Sector

(In Billions of Pesos)(1)

	2018		2019		2020		2021		2022(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(2)	Ps.	594.0	Ps.	592.5	Ps.	596.7	Ps.	611.9	Ps.	621.7
Secondary Activities:
Mining		897.0		856.1		855.6		856.7		858.1
Utilities		287.7		286.0		269.3		221.8		229.7
Construction		1,286.6		1,224.0		1,012.0		1,095.5		1,098.4
Manufacturing		2,933.1		2,938.8		2,669.4		2,899.3		3,051.1
Tertiary Activities:
Wholesale and retail trade		3,250.1		3,221.4		2,937.2		3,232.3		3,407.7
Transportation and warehousing		1,201.5		1,200.3		959.4		1,103.0		1,230.1
Information		557.4		576.0		568.9		601.4		677.1
Finance and insurance		881.9		900.6		851.2		847.8		868.9
Real estate, rental and leasing		2,038.4		2,064.0		2,058.0		2,103.9		2,146.1
Professional, scientific and technical services		348.8		348.5		339.0		359.2		380.1
Management of companies and enterprises		109.7		108.5		116.1		128.5		141.3
Administrative and support and waste management and remediation services		664.7		695.6		702.8		502.8		194.2
Education services		684.9		687.9		672.4		674.1		689.3
Health care and social assistance		392.9		398.5		389.4		410.5		421.2
Arts, entertainment and recreation		78.0		77.4		43.9		56.6		85.4
Accommodation and food services		405.7		412.2		234.1		312.5		394.7
Other services (except public administration)		362.9		367.8		309.2		323.1		331.8
Public administration		725.8		710.0		714.5		702.6		703.4

Gross value added at basic values		17,701.3		17,666.1		16,299.1		17,043.5		17,530.4
Taxes on products, net of subsidies		818.8		817.1		710.1		768.2		816.4

GDP	Ps.	18,520.0	Ps.	18,483.2	Ps.	17,009.2	Ps.	17,811.7	Ps.	18,346.7

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 31 – Real GDP Growth by Sector

(Percent Change Against Prior Year)(1)

	2018	2019	2020	2021	2022
GDP (constant 2013 prices)	2.2%	(0.2)%	(8.0)%	4.7%	3.0%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	2.6	(0.3)	0.7	2.5	1.6
Secondary Activities:
Mining	(5.5)	(4.6)	(0.1)	0.1	0.2
Utilities	7.5	(0.6)	(5.8)	(17.6)	3.6
Construction	0.2	(4.9)	(17.3)	8.3	0.3
Manufacturing	1.8	0.2	(9.2)	8.6	5.2
Tertiary Activities:
Wholesale and retail trade	3.1	(0.9)	(8.8)	10.0	5.4
Transportation and warehousing	3.2	(0.1)	(20.1)	15.0	11.5
Information	5.6	3.3	(1.2)	5.7	12.6
Finance and insurance	5.0	2.1	(5.5)	(0.4)	2.5
Real estate, rental and leasing	1.7	1.3	(0.3)	2.2	2.0
Professional, scientific and technical services	1.9	(0.1)	(2.7)	6.0	5.8
Management of companies and enterprises	6.2	(1.1)	7.0	10.6	10.0
Administrative support, waste management and remediation services	4.5	4.6	1.0	(28.5)	(61.4)
Education services	0.5	0.4	(2.3)	0.3	2.3
Health care and social assistance	3.0	1.4	(2.3)	5.4	2.6
Arts, entertainment and recreation	2.3	(0.8)	(43.3)	29.1	50.8
Accommodation and food services	2.2	1.6	(43.2)	33.5	26.3
Other services (except public administration)	0.8	1.4	(15.9)	4.5	2.7
Public administration	3.3	(2.2)	0.6	(1.7)	0.1

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

During 2018, the global economy continued a trend of expansion that began in 2017, but at a slower pace and below 2017 average figures due to idiosyncratic factors such as new fuel emission standards in Germany and natural disasters in Japan that weighed on the activity of large economies, as well as a weakening of financial market sentiment and increased trade policy uncertainty. In 2019, global economic growth and activity continued to slow, especially in the fourth quarter, which reflected the uncertain effects of global trade tensions and geopolitics and the escalation of tensions between the United States and Iran. In 2020, the COVID-19 pandemic drastically affected the trade, manufacturing and investment sectors of some of the world’s main economies; internal measures to combat the spread of COVID-19, such as repeated periods of restrictions on non-essential economic activities (especially in the services sector) and social mobility, and steep drops in oil exports and prices, led to an overall deterioration in foreign market conditions and a weaker, volatile world economy. In 2021, economic recovery in Mexico overall remained slow due to a number of factors, including new restrictions enacted to combat outbreaks of COVID-19 throughout the year, supply chain disruptions, a temporary interruption in the supply of natural gas from northern Mexico in the first quarter, a reform to the Ley Federal del Trabajo (Federal Labor Law) regarding the outsourcing of labor (which adversely impacted the services sector, described below under —Labor), and a shortage of semiconductors that impeded the manufacturing of computer, communication and measuring equipment. In the first quarter of 2022, following a slight expansion during the second half of 2021, economic activity in Mexico recorded growth, mainly driven by improvements in manufacturing and services activities, despite a rebound in COVID-19 infections, the persistence of global supply chain disruptions, and economic uncertainty resulting from the Russia-Ukraine conflict. In the second quarter of 2022, global economic activity weakened, mainly resulting from the ongoing economic effects of the Russia-Ukraine conflict, the contraction of China’s economy because of measures implemented to contain the resurgence of COVID-19 infections, and the tightening of global financial conditions due the monetary policy of central banks facing high levels of inflation. Economic activity showed heterogeneity across countries and inflation remained high in both advanced and emerging economies in the third quarter of 2022, primarily due to a moderate increase in global economic activity driven by the lifting of restrictive measures related to COVID-19 in China and a rebound of growth in the United States. In the fourth quarter of 2022, economic activity in Mexico slowed down as compared to the first three quarters of the year, mainly as a result of weakening industrial production, especially tertiary activities, in the context of more moderate global growth, persistent high global inflation and tight monetary and financial conditions, and high uncertainty in connection with the effects of the COVID-19 pandemic in China and the ongoing Russia-Ukraine conflict.

Mexico’s economic activity expanded in 2018, mainly driven by growth in the primary and tertiary sectors, while recording a significant deceleration in the last quarter of the year. In 2019, the Mexican economy continued to decline, which resulted in a slight contraction, mainly driven by decreases in private consumption oil and manufacturing exports, and weak gross fixed investment.

Mexico’s GDP decreased by 8.0% in real terms during 2020, reflecting the negative economic effects of the COVID-19 pandemic and months of restrictions on production and mobility implemented in certain states. In 2021, Mexico exhibited a gradual recovery from the economic effects of the COVID-19 pandemic, with GDP increasing by 4.7% in real terms, with heterogeneous growth performance across economic sectors. In 2022, Mexico’s GDP increased by 3.0% in real terms, reflecting an increase in domestic demand, especially private consumption, and external demand.

For information on Mexico’s economic performance and GDP in 2023, see “Recent Developments—The Economy.”

Employment and Labor

Employment

Since the early 1990s, Mexico’s trade liberalization policies have produced structural changes in the economy that generate underemployment. Mexico does not have a comprehensive unemployment benefits scheme or a fully developed social welfare system. The Government is committed to generating short- and medium-term employment opportunities for the country’s large labor force, but addressing Mexico’s significant underemployment remains a challenge. As of December 31, 2022, the number of workers covered by the Instituto Mexicano de Seguro Social (Mexican Institute of Social Security, or IMSS), which is an indicator of employment in the “formal” sector of the economy, was 21.4 million, an increase of 3.7% from the level recorded at the end of 2021. IMSS provides medical benefits and pensions for retired employees.

Under the USMCA, Mexico is committed to reforming its labor system. The reforms are underway and are expected to include a new labor justice system with specialized courts intended to expedite resolution of labor conflicts and more democratic processes around union-related voting as well as new processes to ensure better gender equality, transparency and accountability in union directives and collective bargaining. In addition, on November 18, 2020, the Centro Federal de Conciliación y Registro Laboral (Federal Center for Labor Conciliation and Registration), an entity that is responsible for keeping records of unions and collective contracts at the national level, monitoring the interests and rights of workers and incorporating gender and human rights perspectives into management, promotion and compensation mechanisms in the public sector, began operating in seven states. As of October 2022, all entities had joined this labor justice system. For more information about the USMCA, see “Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Relations and Agreements—Regional.”

The Comité Nacional de Concertación y Productividad Laboral (National Committee for Labor Concertation and Productivity) was created on May 18, 2022, to monitor and evaluate the impact of labor sector reforms, including the new labor justice model. The Committee, through representatives of employees, employers and academia, will: (1) assess the results of dispute resolution mechanisms and discuss the issue of training and certification for mediation personnel in connection with the creation of a pre-judicial mediation body for labor disputes, (2) conduct an evaluation of labor registration procedures for unions, collective bargaining agreements, and other related administrative processes, and (3) assess compliance with the new rules on union legitimacy and collective bargaining, training, and promotions resulting from the labor sector reform.

As part of continued efforts to incorporate gender and human rights into employment protections under Mexican law, the Ley Orgánica del Centro Federal de Conciliación y Registro Laboral (Organic Law of the Federal Center for Labor Conciliation and Registration), published on January 6, 2020, is intended to outline the organization and responsibilities of the Federal Center for Labor Conciliation and Registration. The Decreto por el que se aprueba el Convenio 189 sobre el Trabajo Decente para las Trabajadoras y los Trabajadores Domésticos (Decree Approving Convention 189 on Decent Work for Domestic Workers), also ratified in January 2020, outlines standards adopted by the International Labor Organization in 2011 that aim to improve the working and living conditions of domestic workers.

Reforms to the Federal Labor Law, Ley del Seguro Social (Social Security Law), Código Fiscal de la Federación (Federal Fiscal Code), Ley del Instituto del Fondo Nacional de la Vivienda para los Trabajadores (National Workers’ Housing Fund Institute Law), Ley del Impuesto Sobre la Renta (Income Tax Law), Ley del Impuesto al Valor Agregado (Value-Added Tax Law) and Ley Federal de los Trabajadores al Servicio del Estado, Reglamentaria del Apartado (B) del Artículo 123 Constitucional (Federal Law of Workers in the Service of the State, Regulation of Section (B) of Article 123 of the Constitution), published in the Official Gazette on April 23, 2021, intend to provide more employment protections to workers and provide, among other things, that companies may not subcontract workers unless the workers perform special services that are not part of the company’s main social objective or economic activity.

According to preliminary open unemployment rate figures, Mexico’s open unemployment rate was 3.0% as of December 31, 2022, a 0.7 percentage point decrease from the rate registered at December 31, 2021. As of December 31, 2022, the economically active population in Mexico (fifteen years of age and older) consisted of 60.1 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of December 31, 2022.

Table No. 32 – Unemployed Population by Age and Gender

	Total(1)(2)%		Men(1)(2)%		Women(1)(2)%
Total	1,796.1	100.0%	1,050.1	100.0%	746.0	100.0%
15-24 years	613.5	34.2%	345.4	32.9%	268.1	35.9%
25-44 years	819.2	45.6%	457.3	43.6%	361.9	48.5%
45-64 years	340.1	18.9%	227.0	21.6%	113.2	15.2%
65+ years	21.7	1.2%	18.8	1.8%	2.9	0.4%
Unspecified	1.6	0.1%	1.6	0.1%	—	0.0%

(1)	Preliminary figures
(2)	In thousands.

Source: INEGI

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth the percentage of Mexico’s employed population by sector of the Mexican economy as of December 31, 2022, according to preliminary figures.

Table No. 33 – Employed Population by Sector

Percentage
Services	43.7%
Commerce	19.0%
Manufacturing	16.5%
Agriculture	11.5%
Construction	7.9%
Other	0.7%
Unspecified	0.7%

Source: INEGI and National Population Council.

The table below sets forth underemployment as a percentage of the active population for the periods indicated.

Table No. 34 – Underemployment as Percentage of Active Population

Percentage
2018	6.9%
2019	7.4%
2020	16.3%
2021	12.6%
2022	8.3%

Source: INEGI and National Population Council.

Labor

In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled laborers and management personnel, as well as high turnover rates. The Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible. For example, the Programa de Capacitación a Distancia para Trabajadores (Distance Training Program for Workers, or PROCADIST), a free online platform created by the Ministry of Labor and Social Security, offers training courses for workers to help them improve their skills and productivity.

In 2019, the Government initiated the Jóvenes Construyendo el Futuro (Youth Building the Future) program, which connects eighteen to twenty-nine-year old “apprentices” (prioritizing individuals from indigenous populations who are not studying or working) with “tutors” from companies, workshops, institutions or businesses. The apprentices train for up to one year with the tutors to increase their employability, while receiving monthly financial support and medical insurance.

Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains legal limitations on strikes. During 2022, no strikes affected the sectors regulated under federal jurisdiction.

In connection with the commitments undertaken by signing the USMCA and the ratification of the International Labor Organization Convention 98, on May 1, 2019, the Government reformed the Federal Labor Law with the aim to end discrimination and workplace harassment, ensure workers’ rights to vote for union representation and contracts, promote more representative and transparent procedures for the negotiation of collective bargaining agreements and provide effective judicial protections for workers.

The Federal Labor Law, which defines what is considered to be remote work and establishes obligations for both employers and workers, as well as the right to voluntarily return to on-site work, was amended three times in 2021. The Law was first amended on January 11 to regulate remote working conditions, followed by an amendment on March 30 guaranteeing that the annual increase of the minimum wages will always be at least as high as inflation for the previous year. Finally, the Law was amended on April 23 to limit the use of outsourcing. As a result of this last reform, only certain specialized services and the execution of certain specialized works may be subcontracted, and those services must be provided by individuals and legal entities that meet certain requirements and are registered with the Secretaría del Trabajo y Previsión Social (Ministry of Labor and Social Security).

The International Labor Organization’s Violence and Harassment Convention, which aims to eradicate violence and harassment in the workplace, was approved by Mexico on April 6, 2022.

Articles 76 and 78 of the Federal Labor Law were amended on December 27, 2022 to increase the number of paid vacation days accrued during the first year of employment from six to twelve, and the amendments entered into force on January 1, 2023.

Social Security Laws

The Ley del Seguro Social (Social Security Law) and the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) require employers (including government entity employers) to deposit an amount equal to 2% of each worker’s base salary to an account that is opened for withdrawals in the event of such worker’s retirement or permanent disability. The Social Security Law and the Ley de Sistema de Ahorro para el Retiro (Law of Pension System) were amended on December 16, 2020 to: (i) increase retirement contributions made by employers, (ii) reduce the number of weeks of contribution required to achieve the right to a guaranteed pension, (iii) increase the amount of the guaranteed pension, and (iv) limit the fees charged by retirement fund administrators to an average of fees charged in certain other countries.

In accordance with the ISSSTE Law, federal employees are required to join a fully funded pension system created by the law. Federal employees working prior to the enactment of the ISSSTE Law in 2007 may choose between the ISSSTE pension system and the pay-as-you-go pension system that existed before the enactment of the ISSSTE Law. The ISSSTE pension system aims to help the Government address the difficult financial situations of healthcare and pension systems for federal employees and of the ISSSTE. The ISSSTE Law is designed to reduce ISSSTE’s costs over time, thereby providing ISSSTE with additional means of contributing to economic growth and social welfare by increasing domestic savings, in particular long-term savings.

The ISSSTE Law gives workers the right to transfer their retirement contributions and seniority credits between the private and public healthcare and pension systems, encouraging movement between the private and public sectors.

The Federal Labor Law and the Social Security Law were amended in 2019 to provide better protection for the labor rights of domestic workers, including a broader definition of the work considered as domestic labor and an obligation of employers to enroll domestic employees in IMSS, pay the corresponding fees and enter into a proper written contract with domestic employees. These amendments will become fully effective six months after the completion of a pilot program, phase one of which began in April 2019, followed by phase two which started in August 2020. The Social Security Law was further amended in April 2021 as part of the reforms discussed above under “Employment and Labor—Employment.” On December 31, 2022, the IMSS reported that 53,584 people were enrolled in the “Domestic Workers” program established in April 2019 in connection with the Federal Labor Law and Social Security Law amendments.

Pension and Housing Funds

AFORES

Mexico’s retirement savings system is designed to both improve the economic condition of Mexican workers and promote long-term savings in the economy, providing financing for investment projects in both the public and private sectors. The independent retirement accounts of each worker are managed by Administradoras de Fondos para el Retiro (Retirement Fund Administrators, or AFORES). These private sector entities are established, subject to Government approval, to manage individual pension accounts and mutual funds known as Sociedades de Inversión Especializadas de Fondos para el Retiro (Specialized Retirement Mutual Investment Funds, or SIEFORES). Although investments in AFORES by foreign financial institutions are permitted, Mexican persons must own a majority of the outstanding shares of each AFORES entity. No single person may acquire control over more than 10% of any class of shares.

AFORES may invest up to 100% of the funds they manage in government debt securities or in debt securities issued by private sector companies, depending on the credit rating of the issuer, and up to 20% in foreign securities, with specific limits on the credit rating of debt securities. AFORES are also permitted to invest in equity securities issued by Mexican entities.

According to preliminary figures, as of December 31, 2022, 72.0 million individual retirement accounts had been established with, and managed by, AFORES. As of December 31, 2022, the assets managed by AFORES totaled Ps. 5,224.3 billion.

The Comisión Nacional del Sistema de Ahorro para el Retiro (National Commission for the Pension System, or CONSAR) has established general provisions for the investment regime applicable to investment companies specialized in retirement funds. These provisions include a list of countries eligible for such investments, considering the safety and development of their markets. On August 22, 2019, the governing board of CONSAR agreed to increase worker pensions and to help workers maximize their retirement savings by gradually reducing commissions to internationally competitive levels, with reference to international standards through benchmarking activities.

In November 2018, the Government adopted regulatory amendments to strengthen Mexico’s retirement savings system by: (i) permitting workers to select the SIEFORE in which their savings will be invested, (ii) encouraging AFORES to include environmental, social and governance guidelines in their investment strategies and to implement risk administration policies, (iii) strengthening regulations relating to ethics codes and best practices for officers of AFORES, and (iv) simplifying documentation provided to workers with the relevant information regarding the management of their funds.

INFONAVIT

The Instituto del Fondo Nacional de la Vivienda para los Trabajadores (Institute of the National Housing Fund for Workers, or INFONAVIT), which was created in 1972, administers housing programs for workers and addresses the shortage of housing. INFONAVIT acts as a financial intermediary, extending credit to workers for the construction and purchase of homes. Currently, employers are required to contribute an amount equal to 5% of each worker’s base salary to a housing sub-account with a banking institution. As with the retirement sub-accounts, the funds contributed are deductible from the employer’s current income for tax purposes. These funds are, in turn, required to be deposited to an INFONAVIT account at Banco de México. Upon a worker’s receipt of an INFONAVIT loan for the purchase or construction of a home, any amounts in the worker’s housing sub-account are available for financing the down payment on the home. Unused amounts may be withdrawn by the worker upon retirement or permanent disability.

As of December 31, 2022, INFONAVIT’s total equity amounted to Ps. 257.1 billion, a decrease of 6.5% as compared to December 31, 2021. Also as of December 31, 2022, INFONAVIT’s total loan portfolio was Ps. 1,351.6 billion, an increase of 2.7% as compared to December 31, 2021.

Pension and Housing Fund Totals

As of December 31, 2022, the total amount of funds accumulated in housing sub-accounts managed by INFONAVIT and individual accounts of workers with AFORES was Ps. 7,212.9 billion. This figure includes transfers from the pension sub accounts established with banks under the prior social security laws, as well as direct contributions under the new pension system and recognition bonuses for ISSSTE beneficiaries that opted for the defined contribution system.

During 2022, Ps. 6,883.6 billion was deposited in the pension and housing funds, of which Ps. 5,070.6 billion corresponded to deposits made to workers’ retirement sub accounts and Ps. 1,813.0 billion corresponded to deposits made to workers’ housing sub accounts.

Wages

Mexico’s minimum wage is set by the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission), which consists of representatives of the business and labor sectors and the Government. On December 20, 2018, President López Obrador, along with authorities from the Ministry of Labor and Social Security and the National Minimum Wage Commission, announced a new policy for determining the minimum wage. Under the policy that went into effect on January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in a newly created Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. As of December 31, 2022, the minimum wages were Ps. 260.34 per day for municipalities in the Northern Border Free Trade Zone and Ps. 172.87 per day for the rest of Mexico, an increase of 22% each from the applicable minimum wages in effect from January 1, 2021 to January 1, 2022.

For a table comparing minimum wage increases and changes in price indices, see “Financial System—Money Supply and Savings—Inflation,” and for more recent information on the minimum wage in Mexico, see “Recent Developments—The Economy—Employment and Labor.”

Mexican law requires any businesses operating in Mexico to provide substantial worker benefits, including mandatory profit sharing through a distribution of 10% of pre-tax profits to workers. Other benefits include mandatory participation in the pension fund and worker housing fund systems.

Principal Sectors of the Economy

The principal sectors of the Mexican economy are manufacturing, petroleum and petrochemicals, tourism, agriculture, transportation and communications, construction, mining and electric power. In 2022, the services sector represented 63.6% of GDP and 62.7% of the workforce, followed by the industrial sector, which represented 28.5% of GDP and 25.1% of the workforce, and the primary sector, which represented 3.4% of GDP and 11.5% of the workforce.

Manufacturing

Mexico has developed its manufacturing sector with the dual goals of capitalizing on: (1) lower manufacturing overhead and (2) its common border with the United States, its major export trading partner. Mexico’s current policies seek to strengthen the domestic market, encourage entrepreneurs and strengthen micro, small and medium enterprises, while fostering the social economy through improved access to financing.

From 2016 to 2019, Mexico’s total industrial manufacturing output increased significantly due to an increase in (i) the manufacturing of primary metals, fabricated metal products and transportation equipment, and (ii) automotive manufacturing exports to the United States. In 2020, manufacturing production declined due to the negative effects of the COVID-19 pandemic, including operating restrictions on non-essential industries, reduced operational capacity, disrupted transportation networks and supply chains and mandatory lockdowns to contain subsequent waves of infections. As detailed in the table below, total manufacturing output by sector grew 5.2% in 2022 as compared to 2021, due to an increase in foreign investment and external demand in the manufacturing sector.

As of April 10 and September 20, 2019, there are tariffs covering the import and export of certain common raw materials and products in the manufacturing sector. As of September 3, 2020 there are tariffs within the automotive industry, specifically concerning the import and export of electric vehicles. On November 22, 2021, the TIGIE, was amended to establish a temporary 15% import tariff on certain products and categories of products in the steel sector, which expired in May 2023. For more information on tariffs in connection with the TIGIE, see “Recent Developments—The Economy—Principal Sectors of the Economy—Manufacturing.”

In December 2020, several laws relating to manufacturing, the maquila industry and imports and exports were enacted, which, among other things, harmonized prior import and export laws with the USMCA and established new tariffs covering certain manufacturing goods.

On August 13, 2021, an executive decree was published in the Official Gazette regarding the regulation, interpretation and administration of certain chapters in the USMCA relating to rules of origin, origin procedures, textile and apparel goods and customs administration and trade facilitation.

The following table presents the value of industrial manufacturing output in pesos and the percentage of total output accounted for by each manufacturing sector for the years indicated.

Table No. 35 – Industrial Manufacturing Output by Sector

	2018		2019		2020		2021		2022		2021	2022

	(in billions of pesos)(1)										(% of total)(2)
Food	Ps.	675.2	Ps.	688.9	Ps.	690.1	Ps.	708.1		Ps. 720.3	24.4%	23.6%
Beverage and tobacco products		169.5		175.0		162.3		178.6		189.9	6.2%	6.2%
Textile mills		26.7		25.2		17.9		23.7		23.6	0.8%	0.8%
Textile product mills		14.2		13.6		11.8		13.0		12.5	0.4%	0.4%
Apparel		60.9		58.9		39.3		48.9		51.7	1.7%	1.7%
Leather and allied products		22.5		21.7		14.6		17.1		18.1	0.6%	0.6%
Wood products		24.6		24.7		21.8		25.2		24.2	0.9%	0.8%
Paper		54.4		53.9		51.4		55.7		56.8	1.9%	1.9%
Printing and related support activities		20.2		18.5		15.8		19.1		21.4	0.7%	0.7%
Petroleum and coal products		40.5		39.4		36.3		43.6		49.9	1.5%	1.6%
Chemicals		235.0		229.7		222.6		224.7		227.9	7.8%	7.5%
Plastics and rubber products		85.0		85.2		77.8		92.1		96.1	3.2%	3.1%
Nonmetallic mineral products		75.3		75.0		71.0		79.4		81.0	2.7%	2.7%
Primary metals		180.2		173.9		161.4		180.5		186.2	6.2%	6.1%
Fabricated metal products		93.5		95.8		88.1		101.1		102.2	3.5%	3.4%
Machinery		119.9		117.9		97.0		112.4		116.8	3.9%	3.8%
Computers and electronic products		232.6		244.5		223.7		242.0		282.4	8.3%	9.3%
Electrical equipment, appliances and components		89.3		88.4		87.8		100.8		104.8	3.5%	3.4%
Transportation equipment		611.0		610.7		492.5		533.2		583.6	18.4%	19.1%
Furniture and related products		31.7		30.7		25.5		32.3		31.7	1.1%	1.0%
Miscellaneous		70.9		67.4		60.8		67.8		70.0	2.3%	2.3%

Total	Ps.	2,933.1	Ps.	2,938.8	Ps.	2,669.4	Ps.	2,899.3	Ps.	3,051.1	100.0%	100.0%

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power at December 31, 2013.
(2)	Percent change reflects differential in constant 2013 pesos.

Source: INEGI.

In 2022, overall production of petroleum and coal products experienced a 14.4% increase as compared to 2021. The increase in production resulted in part from an increase in exports of petroleum products.

The following table shows the percentage change from year to year of industrial manufacturing output by manufacturing sector.

Table No. 36 – Industrial Manufacturing Output Growth by Sector(1)

	2018	2019	2020	2021	2022
Food	2.9%	2.0%	0.2%	2.6%	1.7%
Beverage and tobacco products	4.4	3.2	(7.3)	10.1	6.3
Textile mills	2.4	(5.8)	(28.9)	32.1	(0.1)
Textile product mills	7.8	(4.0)	(13.5)	10.2	(4.0)
Apparel	1.5	(3.3)	(33.2)	24.4	5.7
Leather and allied products	(1.3)	(4.0)	(32.7)	17.5	5.8
Wood products	(1.9)	0.3	(11.7)	15.5	(3.7)
Paper	2.1	(0.8)	(4.7)	8.4	2.0
Printing and related support activities	3.4	(8.2)	(14.7)	20.7	11.9
Petroleum and coal products	(16.7)	(2.7)	(8.0)	20.2	14.4
Chemicals	(2.1)	(2.3)	(3.1)	1.0	1.4
Plastics and rubber products	3.0	0.1	(8.7)	18.5	4.3
Nonmetallic mineral products	(0.3)	(0.3)	(5.3)	11.7	2.0
Primary metals	(2.0)	(3.5)	(7.2)	11.8	3.1
Fabricated metal products	(1.6)	2.4	(8.0)	14.8	1.2
Machinery	3.3	(1.6)	(17.7)	15.9	3.9
Computers and electronic products	(0.4)	5.1	(8.5)	8.1	16.7
Electrical equipment, appliances and components	1.3	(1.0)	(0.7)	14.9	3.9
Transportation equipment	5.1	(0.1)	(19.3)	8.3	9.4
Furniture and related products	4.6	(3.2)	(16.9)	26.8	(2.0)
Miscellaneous	7.1	(4.9)	(9.9)	11.5	3.4

Total expansion/contraction	1.8	0.2	(9.2)	8.6	5.2

(1)	Percent change against prior years. Percent change reflects differential in constant 2013 pesos.

Source: INEGI.

Petroleum and Petrochemicals

On May 31, 2022, PEMEX launched an invoice refinancing liability management transaction for approximately U.S.$2.0 billion under which certain suppliers and contractors were given the opportunity to exchange outstanding invoices due from PEMEX and its productive subsidiaries for global 8.750% notes due 2029 issued by PEMEX. In addition, the suppliers and contractors participating in the transaction were given the opportunity to participate in a remarketing process pursuant to which the notes were offered to the market through a Rule 144A/Regulation S offering.

The Ministry of Energy opened the Olmeca refinery in Dos Bocas, Tabasco, for test work on July 1, 2022, with the site expected to process 340,000 barrels of crude oil per day, producing 170,000 barrels of gasoline per day and 120,000 barrels of low-sulfur diesel per day.

PEMEX and the U.S. Environmental Protection Agency (EPA) announced a collaboration to reduce greenhouse gas emissions, specifically methane, on November 12, 2022. With support from the EPA, PEMEX intends to develop and launch a mitigation plan in 2023 with the goal of reducing methane emissions.

Legal Framework and Energy Reform

The Programa Sectorial de Energía 2020-2024 (Energy Sector Program 2020-2024) establishes the Government’s priority objectives, strategies and actions with respect to the energy sector to accomplish in the five year period. The Ministry of Energy leads the efforts to implement the Energy Sector Program, coordinating with state-owned companies, decentralized administrative bodies, parastatal entities and regulatory bodies.

The Ley de Hidrocarburos (Hydrocarbons Law) and the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law) regulate activities ranging from the exploration, extraction and refining to the distribution, storage, sales and marketing of hydrocarbons and allow Mexican and non-Mexican investors to participate in the bidding process for the exploration, production and transportation of oil and gas. These laws allow the Government to assign oil and gas exploration and extraction activities to private oil and gas companies, in addition to PEMEX, which was reorganized into a productive state-owned entity through the constitutional energy reform approved in 2013. Regulations effected in December 2020 with respect to the permitting process involved in the importing and exporting of fuels and nuclear materials in Mexico are intended to combat tax evasion, customs fraud and smuggling with respect to hydrocarbons and adapt to the current flow of international trade.

The Hydrocarbons Law was amended on May 4 and 19, 2021 to: (i) establish a new requirement to verify a prospective permit holder’s storage capacity for the hydrocarbons, petroleum products or petrochemicals in question before granting a permit; (ii) empower Ministry of Energy or the Comisión Reguladora de Energía (Energy Regulatory Commission, or CRE) to (a) revoke permits for applicants found guilty of smuggling hydrocarbons, oil or petrochemicals and (b) suspend permits in the case of imminent and foreseeable danger to national security, energy security or the national economy; and (iii) reduce the Energy Regulatory Commission’s power to regulate PEMEX and its subsidiary entities’ direct sales and marketing of hydrocarbons, petroleum products and petrochemicals. The law also provides procedures to safeguard third-party rights, including the ability for permit holders to respond to any revocation or suspension of permits. The impact of these amendments will depend on the resolution of pending judicial challenges.

As of December 31, 2022, PEMEX remains the largest participant in the industry.

Since January 1, 2016, private companies can (i) own gasoline and diesel service stations outside the PEMEX franchise and (ii) import gasoline and diesel. The number of retail service stations owned or franchised by PEMEX decreased by 0.2% in 2022 as compared to the prior year, mainly due to increased competition in the open market. In 2022, PEMEX supplied oil products to 4,758 retail service stations in Mexico not owned or franchised by PEMEX.

As of December 31, 2022, PEMEX held 59.1% of the domestic market share in gas stations with 6,987 retail service stations. Of these, 6,942 were privately-owned and operated as franchises, while the remaining 45 were owned by PEMEX’s subsidiary, Pemex Transformación Industrial (Pemex Industrial Transformation). In addition, Pemex Industrial Transformation supplied oil products to 4,758 service stations outside of the PEMEX franchise.

Following the Government’s gradual removal of price controls on gasoline and diesel in 2017, domestic fuel prices became fully liberalized and are largely determined by the market. However, the CRE reserves the right to intervene, and PEMEX’s sale prices are subject to potential future regulations by the CRE until the Comisión Federal de Competencia Económica (Federal Commission for Economic Competition, or COFECE) determines that there is effective competition in the wholesale market. For more information, see “Public Finance—Revenues and Expenditures—Revenues—Taxation and Tax Revenues.”

Public Bidding

The energy reform outlined a multi-round process for opening Mexico’s petroleum and petrochemicals sector to public bidding and participation. Round Zero determined the initial allocation of PEMEX’s rights to continue carrying out exploration and production activities in Mexico and culminated in the Ministry of Energy granting PEMEX the right to continue exploring and developing areas containing, in the aggregate, 95.9% of Mexico’s estimated proven reserves of crude oil and natural gas.

Subsequently, Round One subjected the areas not assigned to PEMEX in Round Zero to bidding by PEMEX and other companies, subject to certain requirements, and, in Round Two, the National Hydrocarbons Commission received bids for the right to carry out exploration and development in Mexico’s shallow waters, land and deep sea. Round Two included four bidding sessions, during which PEMEX won bids, in consortium with international companies, for six of sixty-eight total “blocks” offered.

On March 27, 2018, following the first bidding session of Round Three, PEMEX won seven of the eleven concession contracts it sought for the exploration and production of hydrocarbons in shallow waters of the Gulf of Mexico granted by the Ministry of Energy and the National Hydrocarbons Commission. The Government estimated that it will receive between 72% and 78% of the profits from the granted concessions. As of December 2022, the Government had received approximately U.S.$6.3 billion in profits from these public biddings. On December 11, 2018, the National Hydrocarbons Commission announced the cancellation of Round Three’s two remaining bidding sessions at the request of the Ministry of Energy, with the purpose of evaluating the results and progress under the existing hydrocarbon exploration and extraction contracts derived from previous bidding rounds.

Additionally, on June 13, 2019, the Government announced the suspension of bidding rounds for new third party assignments of oil, natural gas and mineral interests, or “farm-outs”, to provide an opportunity to evaluate the performance of existing farm-outs. The existing farm-outs will continue to operate in accordance with the terms and conditions of their respective contracts. The Government will use the results of such evaluation to determine whether to pursue farm-outs in the future.

The Ministry of Energy, in coordination with National Hydrocarbons Commission, approved the Plan Quinquenal de Licitaciones para la Exploración y Extracción de Hidrocarburos 2020-2024 (Five-Year Tender Plan for the Exploration and Extraction of Hydrocarbons 2020-2024, or Plan Quinquenal) on October 28, 2020 and a second Plan Quinquenal de Expansión del Sistema de Transporte y Almacenamiento Nacional Integrado de Gas Natural 2020-2024 (Five-Year Expansion Plan for the Integrated National Natural Gas Transportation and Storage System 2020-2024) on November 5, 2020. The first Five-Year Plan identifies a total of 155,322 square kilometers of hydrocarbon exploration and extraction areas that are available for contractual bidding and includes total prospective resources of 12,645 million barrels of crude oil equivalent, excluding the resources that have already been awarded to PEMEX and to other exploration and extraction contracts. The second Five-Year Plan identifies infrastructure needs required to meet Mexico’s long-term demand for natural gas, which will be integrated with projects developed in the coming years to transport and store natural gas, along with other strategic and social projects that the Ministry of Energy determines necessary.

PEMEX

PEMEX is the largest company in Mexico, the eleventh largest crude oil producer and the twentieth largest oil and gas company in the world based on 2021 data. Its subsidiary entities are Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Logística (Pemex Logistics), Pemex Industrial Transformation and, prior to January 1, 2021, Pemex Fertilizantes (Pemex Fertilizers). Pemex Fertilizers was merged into Pemex Industrial Transformation as of January 1, 2021. PEMEX is a productive state-owned company of the Government, and each of the subsidiary entities is a productive state-owned subsidiary. Each of PEMEX and its subsidiary entities is a legal entity empowered to own property and carry on business in its own name.

PEMEX’s activities are regulated primarily by the Constitution, the Hydrocarbons Law, the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). PEMEX’s business operations are considered a strategic area as defined in Articles 27 and 28 of the Constitution.

The Government has been evaluating measures to address the future development of the Mexican oil and gas sector, including the financial and operational challenges faced by PEMEX. On February 15, 2019, the Ministry of Finance and Public Credit announced a Programa de Fortalecimiento de Petróleos Mexicanos (Program to Strengthen Petróleos Mexicanos) that includes several measures to improve the financial position of PEMEX with the goal of repositioning it as a strategic asset of Mexico and inducing structural changes in the company. This program consists of (i) a Ps. 25.0 billion capital injection, (ii) a reduction of PEMEX’s tax burden by approximately Ps. 15.0 billion per year, for an anticipated cumulative reduction of Ps. 90.0 billion by the end of 2024, (iii) prepayment of Ps. 35.0 billion under Government obligations related to PEMEX’s pension liabilities and (iv) approximately Ps. 32.0 billion in estimated benefits from lower fuel theft as a result of Government measures. On May 13, 2019, the President issued a decree to reduce the fiscal burden of PEMEX and strengthen its finances during 2019. This reduction in the tax burden was intended to allow PEMEX to increase investment in exploration and production, as well as improve its fiscal balance.

The Plan de Negocios de Petróleos Mexicanos y sus Empresas Productivas Subsidiarias 2023-2027 (Business Plan of Petróleos Mexicanos and its Subsidiary Productive Companies 2023-2027) was released in March 2023, which effectively replaced the previously-adopted 2021-2025 business plan approved in March 2021. For more information about the goals of the plan, see “Recent Developments—The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals.”

On September 11, 2019, the Government announced a capital contribution to PEMEX in pesos equivalent to U.S.$5.0 billion. PEMEX used the funds to reduce its overall indebtedness and manage the maturity profile of its debt by executing liability management transactions. On September 23, 2019, PEMEX repurchased U.S.$5 billion aggregate principal amount of its outstanding securities with maturity dates between January 2020 and September 2023. The liability management transactions announced by PEMEX also included a series of exchange offers targeting certain series of PEMEX notes. Pursuant to these exchange offers, on September 27, 2019, PEMEX issued U.S.$7.3 billion in aggregate principal amount of new securities, and on October 11, 2019, PEMEX issued U.S.$16.1 million in aggregate principal amount of new securities. These exchange offers expired on October 9, 2019.

In addition, in December 2019 the Government agreed to support these measures by adjusting PEMEX’s tax regime to reduce its Derecho por la Utilidad Compartida (Profit-Sharing Duty), the most significant tax paid by PEMEX, by 11 percentage points in two incremental steps from 65% to 58% in 2020 then to 54% by 2021. On April 21, 2020, the Government granted PEMEX a reduction in its tax burden via a tax credit applicable to the Profit-Sharing Duty of up to Ps. 65.0 billion for 2020 to reduce its Profit-Sharing Duty to 58%. On February 19, 2021, the Government reduced PEMEX’s tax burden to provide it with additional resources of up to Ps. 73.3 billion for 2021 to reduce its Profit-Sharing Duty to 54%. Finally, PEMEX’s Profit-Sharing Duty was reduced to 40% beginning in 2022, which generated savings of Ps. 139.5 billion in 2022 and represents an overall reduction in the Profit-Sharing Duty of 25 percentage points over four years. In December 2019, the Government also agreed to make additional capital contributions to PEMEX amounting to Ps. 38.0 billion in 2021 and Ps. 37.0 billion in 2022.

On February 24, 2021, the Ministry of Finance and Public Credit provided a capital injection of U.S.$1.6 billion to PEMEX to cover debt amortizations that came due in 2021. The Ministry of Finance and Public Credit provided an additional U.S.$3.4 billion throughout 2021 to cover amortizations for the year. The Government funded this financial support from resources available under existing authorizations without incurring additional indebtedness. In December 2021, the Government made an additional U.S.$3.5 billion capital injection in PEMEX. On December 23, 2021, PEMEX completed a tender offer and liability management transaction, which reduced PEMEX’s indebtedness and improved the maturity profile of its debt by extending its short and medium-term debt. PEMEX issued an aggregate of U.S.$6.8 billion of new amortizing notes due 2032 in the transaction, of which U.S.$5.8 billion was issued in exchange for outstanding PEMEX bonds. On January 9, 2022, PEMEX completed the refinancing of its short-term debt, which consisted of the exchange of bonds with shorter maturities for a new 10-year bond, together with a capital injection of U.S.$3.5 billion provided by the Ministry of Finance and Public Credit. Additionally, part of the refinancing proceeds were used to repurchase medium-term bonds trading at lower prices. The Government continues to evaluate further measures to support PEMEX in reducing its overall indebtedness and manage the maturity profile of its debt.

The General Director of PEMEX announced the “Gas Bienestar” program in August 2021. The program is designed to improve the economic well-being of low-income families by offering them higher quality LP gas at lower prices. The program reached 154,800 homes in Mexico City as of November 30, 2022.

On December 22, 2021, the Committee on Foreign Investment in the United States (CFIUS) authorized PEMEX’s acquisition of the Deer Park refinery in Houston, Texas. PEMEX completed the purchase of the refinery by acquiring from Shell the 50% interest it did not already own for U.S.$596 million on January 20, 2022.

Recent information regarding the financial condition of PEMEX can be found in the annual report furnished by PEMEX to the SEC on Form 20-F on April 28, 2023, which can be found on the SEC website at www.sec.gov. The information contained in that current report is not incorporated by reference in this report.

Performance

Besides crude oil and natural gas, PEMEX markets a full range of refined products in Mexico, including liquefied petroleum gas, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and petrochemicals. PEMEX is one of a few major producers of crude oil worldwide that experiences significant domestic demand for its refined products.

Crude oil exports decreased in volume by 6.4% in 2022, from 1,018 thousand barrels per day in 2021 to 953 thousand barrels per day in 2022. During 2022, PEMEX produced 833.5 thousand barrels of petroleum products per day and sold 1,163.3 thousand barrels of refined products per day in the domestic market. Total exports of crude oil, natural gas, petroleum products and petrochemical products averaged U.S.$24.5 billion per year between 2018 and 2021 and were U.S.$36.3 billion in 2022.

As of December 31, 2022, P.M.I. Comercio Internacional, S.A. de C.V., the company that manages international crude oil product imports and exports for PEMEX, had 17 customers in five countries. Among these countries, in 2022, 66.9% of PEMEX’s crude oil exports were to customers in the United States and Canada, which represents an increase of 10.2% as compared to 2021. Since 2014, as a result of the increased availability of light crude oil in the United States and other developing trends in international demand for imported crude oil, PEMEX has expanded the scope of its geographic distribution and adapted its strategy to diversify and strengthen the position of Mexican crude oil in the international market.

Although Mexico is not a member of the Organization of the Petroleum Exporting Countries (OPEC), it has periodically announced increases and decreases in PEMEX’s crude oil exports reflecting production revisions made by other oil producing countries in order to contribute to the stabilization of crude oil prices. In 2020, the price of crude oil was exceptionally volatile due to measures taken by numerous governments to combat the spread of the COVID-19 pandemic. In April 2020, OPEC and other non-OPEC oil-exporting countries, including Mexico and Russia, agreed to reduce the world crude oil supply, resulting in Mexico’s reducing its crude oil production by 100,000 barrels per day in May and June 2020. PEMEX’s production was temporarily reduced by a fire at the Ku-Maloob-Zap complex platform in the Gulf of Mexico in August 2021, but production fully recovered within eight days of the explosion. As of December 2022, the OPEC Reference Basket (ORB) stood at U.S.$81.29 per barrel, while the annual average for 2022 was U.S.$100.08 per barrel.

PEMEX imported 532.1 million cubic feet per day of natural gas in 2022, a decrease of 41.2% from the 904.6 million cubic feet per day imported in 2021, and exported 0.7 million cubic feet per day of natural gas in 2022, a decrease of 7.5% as compared to natural gas exports in 2021 of 0.8 million cubic feet per day. According to a report published by OPEC on June 13, 2023, oil production in Mexico for 2023 is forecast to grow by 59 thousand barrels per day, to an average of 2.1 million barrels per day due to higher output in April 2023, and better expectations for the rest of the year. PEMEX’s crude production in priority fields is expected to rise, with declines from mature fields potentially offsetting gains from new fields, and the production of foreign-operated fields is expected to rise.

The Government announced on January 30, 2020 that it would carry out twenty-one construction projects to double the hydrocarbon storage capacity of port terminals. Twelve of these projects will be implemented in the Mexican Gulf to increase storage capacity up to thirteen million barrels and nine will be implemented in the Pacific Ocean to increase storage capacity up to eight million barrels. Fifteen out of the twenty-one projects have already been authorized.

CFE began construction of the Gasoducto Cuxtal I (Cuxtal I Gas Pipeline), which will be 16 kilometers long and have an initial capacity of 240 million cubic feet per day on January 31, 2020. The Cuxtal I Gas Pipeline will increase the capacity of the Gasoducto Mayakan (Mayakan Gas Pipeline) in order to meet the demand for natural gas in the Yucatan peninsula and decrease generation costs.

Tourism

Tourism plays a prominent role in the Mexican economy. Through initiatives such as the National Fund for Tourism Development, the Government has established tourist centers in several beach towns, such as Huatulco, Cancún, Cabo San Lucas, Ixtapa and Puerto Vallarta. Through the development of these areas, Mexico aims to use its tourism sector as a means of generating employment opportunities, capturing foreign currencies, stimulating economic development, promoting social well-being and improving the Mexican population’s quality of life.

The Consejo de Diplomacia Turística (Tourism Diplomacy Council), established by the Ministers of Foreign Affairs and Tourism in July 2019, was created to improve the competitiveness of the country’s tourism. The Tourism Diplomacy Council will recommend plans, designs and strategy implementation to promote Mexico internationally. Also in July 2019, the Consejo de Promoción Turística de México, S.A. de C.V. (Mexico Tourism Board), a majority-owned Government enterprise, was dissolved and the Secretaría de Turismo (Ministry of Tourism, or SECTUR) assumed its responsibilities, which include promoting Mexico’s products, destinations, culture and activities in national and international markets.

In 2020, Mexico experienced an unprecedented decline in tourism due to the COVID-19 pandemic that persisted into the first quarter of 2021. At the end of 2020 and throughout 2021, as restrictions on non-essential economic activities gradually reopened, the Government utilized several pre-existing programs to support different industries, including by providing grants to small businesses to mitigate the economic impacts of the pandemic. As part of the Acuerdo para la Reactivación Económica (Agreement for Economic Reactivation), the Government and the Consejo Coordinador Empresarial (Business Coordinating Council) agreed on a set of projects financed through private capital, which include the promotion of tourism. For more information on this agreement, see “—Transportation and Communications” below.

In 2021, SECTUR launched a series of programs designed to promote tourism in Mexico. First, on June 23, 2021, the Master Plan for the Integral Tourism Development of the Huasteca Potosina and the Master Plan for the Sustainable Tourism Development Center were established, with the goal of identifying basic infrastructure and service requirements for several tourist sites, as well as developing short and long-term tourist attractions in twenty municipalities. The ongoing development of tourism in the Huasteca Potosina region is intended to: (1) expand the hotel capacity of the region to include two thousand new hotel rooms within five years, (2) attract 300,000 new tourists per year, (3) generate an annual economic revenue in the area of Ps. 1.3 billion, (4) create 7,000 new permanent jobs and to invigorate other economic activities of the region, such as agriculture, cattle raising and handicrafts, and (5) diversify the tourism industry.

SECTUR also launched the Guía Rápida para la Integración de la Adaptación al Cambio Climático en la Hotelería (Quick Guide to Integrating Adaptation to Climate Change in the Hotel Industry) on September 7, 2021. The guide, a tool to promote sustainability and risk management, as well as operational guidance related to climate change, was developed in coordination with the Ministry of the Environment and Natural Resources, the National Institute of Ecology and Climate Change and the National Commission of Protected Natural Areas, and implemented by the GIZ.

On September 20, 2021, SECTUR launched the Cruzada Nacional por la Digitalización Turística en Pueblos Mágicos (National Crusade for the Digitalization of Tourism in Magical Towns) aimed at incorporating information and communication technologies into the operations of certain small, rural towns that offer indigenous crafts and other unique attractions in Mexico known as the Pueblos Mágicos (Magical Towns) in order to better position them to compete with other tourist destinations throughout the country. SECTUR established strategic alliances with world-class companies such as Google, Despegar, Rotamundos and Gueest that will assist in ensuring that digital tools are present in the lodging establishments of the Magical Towns.

On January 28, 2022, SECTUR and Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero (National Financier for Agricultural, Rural, Forestry and Fisheries Development, or FND) entered into a collaboration agreement to implement strategies and financing instruments that favor the production and sale of regional products, handicrafts and services of micro-, small- and medium-sized enterprises (SMEs) in the tourism sector. Under this collaboration agreement, the Ministry of Tourism will identify tourism projects in rural areas and the FND will promote access to financing, and grant loans for projects carried out in those areas, with interest rates ranging from seven to 16 percent depending on the project. On March 10, 2022, SECTUR, Nacional Financiera, S.N.C. (NAFIN) and Banco Nacional de Comercio Exterior, S.N.C. (National Foreign Trade Bank, or BANCOMEXT) launched a new stage of the financing program, which will provide SMEs access to financing through a network of Bancomext and Nafin financial intermediaries that assist with working capital, acquisition of fixed assets, and technological and environmental improvements.

SECTUR reported that 38.3 million international tourists entered Mexico in 2022, representing an increase of 20.3% from 2021. According to SECTUR, in 2022 foreign direct investment in tourism was U.S.$3.4 billion, an 81.8% increase as compared to the U.S.$1.87 billion raised in 2021.

The Mexican tourism sector recorded a U.S.$20.9 billion surplus in the balance of payments in 2021, a 43.3% increase from the U.S.$14.6 billion surplus recorded in 2021. Mexico’s tourism sector expanded in 2022, as set forth in the table below, due to higher salaries of Mexican migrants in the United States and an increase in international visitors.

Table No. 37 – Tourism Revenues and Expenditures(1)

	2018		2019		2020		2021		2022
Revenues from international travelers(2)(3)	U.S.$	22.5	U.S.$	24.6	U.S.$	11.0	U.S.$	19.8	U.S.$	28.0
Revenues from tourists to the interior(2)	U.S.$	19.3	U.S.$	21.0	U.S.$	9.1	U.S.$	17.3	U.S.$	25.0
Average expenditure per tourist to the interior	U.S.$	826.4	U.S.$	885.8	U.S.$	843.6	U.S.$	959.8	U.S.$	984.2
Number of tourists to the interior (millions of people)		23.3		23.8		10.8		18.0		25.4
Expenditures by Mexican tourists abroad	U.S.$	7.6	U.S.$	6.4	U.S.$	1.9	U.S.$	3.9	U.S.$	5.2
Expenditures by Mexicans traveling abroad(3)	U.S.$	11.2	U.S.$	9.9	U.S.$	3.5	U.S.$	5.1	U.S.$	7.1

(1)	Numbers expressed in billions, except average expenditure and number of tourists.
(2)	Includes both tourists and visitors who enter and leave the country on the same day.
(3)	Includes both tourists and one-day visitors.

Source: Banco de México.

Foreign exchange income from international visitors in 2022 was U.S.$28.0 billion, a 41.7% increase with respect to 2021. In January 2023, SECTUR reported that in 2022, 38.3 million international tourists traveled to Mexico, generating U.S.$26.3 billion in income. In 2022, Mexico was in ninth place in foreign exchange earnings in the tourism sector.

Agriculture

Agriculture Policy

The Government considers its agricultural sector to be a national priority and has various measures aimed at increasing agricultural productivity and improving the rural population’s standard of living. With respect to increasing agricultural productivity, targeted Government policies include: (1) the consolidation of production into larger units, (2) the expansion of the national irrigation system and (3) increased availability of credit to farmers and of government-sponsored hedges to cover risks affecting agricultural commodities. With respect to improving the rural population’s standard of living, the Government has a policy of reviewing agricultural prices to ensure that these prices do not fall below cost.

Since 1992, when Mexico changed its ejido system of community ownership with restrictions on land transfers, Mexico has continued to modernize the land ownership system. These efforts have fostered increased agricultural investment by permitting landowners to: (1) access new sources of capital, (2) transfer land to more efficient producers, subject to certain requirements and (3) make more efficient use of inputs. Increases in the productivity of the agricultural sector also generates employment opportunities for many farm workers outside of major urban areas. In 2007, the Government initiated the Programa de Modernización del Catastro Rural Nacional (Program for the Modernization of the National Rural Cadaster, or PMCRN), which aims to strengthen oversight of land holdings and protect community property ownership rights through the modernization of the national rural land register. This program has helped standardize land registration and valuation processes by creating one central system that integrates and updates communal land ownership data. The Registro Agrario Nacional (National Agrarian Registry) published two formal evaluations of the program in 2017 and 2019, and since 2019 has also reported the annual results of the PMCRN.

The Ministry of Agriculture is responsible for developing policies aimed at: (1) increasing food production, (2) maximizing the comparative advantages of the agricultural sector, (3) integrating the activities of rural environment production chains with the rest of the economy and (4) encouraging collaboration among producers.

Operating under the direction of the Ministry of Agriculture, the Apoyos y Servicios a la Comercialización Agropecuaria (Support and Services for Agricultural Trading) aims to enhance Mexican agricultural product exports and to reduce the competitive disadvantages facing Mexican agricultural producers. Support and Services for Agricultural Trading also operates and administers the Programa Producción para el Bienestar (Program for Welfare Production), which was previously referred to as Programa de Apoyos Directos al Campo (Direct Field Support Program, or PROCAMPO). This program provides local agricultural producers with Government funds to help offset the subsidies that foreign competitors receive from their respective governments. On September 28, 2022, the Consejo Nacional de Evaluación de la Política de Desarrollo Social (National Council for the Evaluation of Social Development Policy, or CONEVAL) presented its assessment of the program, including: (1) the consolidation of a publicly available beneficiary registry, which contributes to delivery of program benefits and tracking of beneficiaries; (2) a technical support strategy designed to focus on producers’ needs and enhance their interest in adopting agroecological practices; and (3) the applicability of the agroecological technologies under the program to a range of different crops, suggesting that the adopted practices may be maintained by producers beyond the end of the program.

The Lineamientos de Operación del Programa Sembrando Vida (Operation Guidelines of the Sembrando Vida Program), established on January 24, 2019, encourage agricultural producers to establish agroforestry systems that can contribute to job generation, food self-sufficiency, improved incomes and quality of life and the reduction and repair of erosion. These guidelines include financial support as well as in-kind support, including plants, community nurseries, biofactories, technical support and ongoing training.

Performance

The agricultural sector (including livestock, fishing, forestry and hunting) accounted for approximately 3.4% of Mexico’s total GDP in 2022, compared to 3.4% of GDP in 2021. Agricultural output during 2022 increased by 1.6% as compared to 2021.

According to preliminary figures, approximately 11.5% of Mexico’s economically active population was employed within the agriculture industry as of December 31, 2022.

Along with Canada, Mexico is one of the largest agricultural trading partners of the United States. The main agricultural products exported during 2022 were fruits, beverages and vegetables, representing approximately 60% of total agricultural exports.

Transportation and Communications

The modernization and expansion of the country’s transportation and communications infrastructure is a national priority. During 2022, the transportation and storage industry increased by 11.5% in real terms.

In November 2019, the Government published the Acuerdo Nacional de Inversión en Infraestructura (National Infrastructure Investment Agreement), a tool to facilitate and accelerate the implementation of private-sector projects that contribute to Mexico’s growth and development. The goal of this tool will be to remove barriers preventing private-sector investment while ensuring these private investments adhere to legal frameworks and are supported by public agencies as well as federal and local governments.

On October 5, 2020, the Government and the Business Coordinating Council formalized the Agreement for Economic Reactivation, which includes a set of actions and infrastructure projects financed by private capital. The agreement includes 39 projects in the communications, transportation, energy, water and environmental sectors, of which seven were already in progress at the time of the agreement, which translates into a total investment of Ps. 297.34 billion. The actions included in this agreement are: (i) the use of the USMCA to develop competitive national suppliers, attract investment and increase exports to the eastern coast of the United States, among other things, and (ii) the promotion of tourism, which includes the maintenance of roads, passenger trains, the rehabilitation and construction of airports and the strengthening of public security. On November 30, 2020, the Government and private sector entities announced a second agreement to promote infrastructure investment and boost economic recovery. This agreement contemplates twenty-nine new projects in the energy, communications and transportation, water, sanitation and environmental sectors, with a total investment of Ps. 228.6 billion. As of July 2022, 25 of the contemplated 61 new projects were in progress, 10 of which were over 80% complete, and 16 more projects were authorized to start. Investment in the 25 projects represents more than 70% of the planned total investments.

Roads and Highways

The Government builds and maintains a large part of Mexico’s road network, but, since 2003, the Government has granted long-term concessions to private sector companies, allowing these companies to construct, operate and maintain toll roads.

As of December 31, 2021, Mexico’s road network totaled an estimated 401,366 km, of which 176,984 km consisted of paved roads and 10,923 km consisted of toll expressways.

In December 2018, President López Obrador announced the Programa Nacional de Infraestructura Carretera 2018-2024 (National Highway Infrastructure Program 2018-2024). This program allocates priority for highway construction and maintenance to areas of Mexico that currently lack significant roads and highway infrastructure in order to encourage development. In 2022, the Government allocated Ps. 38.6 billion to construct and improve the conditions of highway infrastructure.

The Don-Nogales Station highway segment in Sonora will be approximately 655.3 kilometers in length. As of December 2022 the segment was 99.2% completed and the Government confirmed it has the necessary funding to finish the project, which is expected to be completed in 2023.

In October 2022, the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation) announced the completion of four major highway infrastructure improvement projects in the states of Sonora, Tabasco, Veracruz and Oaxaca, with a combined investment of Ps. 2,779 million. The highway improvements, which will enhance the interconnectedness between cities, tourist sites and business centers and contribute to strengthening trade flows between Mexico and the United States, are estimated to have generated 30,200 jobs.

The following table illustrates the development of Mexico’s road network for the periods indicated.

Table No. 38 – Development of Mexico’s Road Network

	2018	2019	2020	2021	2022
Road network (total) (km)	407,940	397,312	397,937	401,366	401,366
Paved roads (km)	177,192	175,124	176,250	176,599	176,984
Expressways and toll roads (km)	10,614	10,794	10,843	10,912	10,923

Source: Secretaría de Infraestructura, Communcaciones y Transportes (Ministry of Infrastructure, Communications and Transportation)

Seaports

During 2022, the amount of cargo transported via Mexican seaports totaled 287.5 million tons, a 0.2% increase as compared to 2021.

As with its road network, the Government has promoted an increased role for the private sector in the development, management and improvement of Mexico’s seaport facilities. In exchange, private sector operators are expected to develop and modernize the seaport facilities, as well as any surrounding transportation infrastructure. Notwithstanding these concessions, the Government still operates a significant portion of Mexico’s principal seaport facilities.

As part of the National Development Plan, in 2019, the Government began the Plan de Desarrollo del Istmo de Tehuantepec (Isthmus of Tehuantepec Development Plan). The Isthmus of Tehuantepec Development Plan includes the Corredor Interoceánico del Istmo de Tehuantepec (Interoceanic Corridor of the Isthmus of Tehuantepec), which was created on June 14, 2019 and is expected to begin operating by the end of the President’s six-year term. The Interoceanic Corridor of the Isthmus of Tehuantepec will consist of various modes of transport and an investment of Ps. 8 billion, in part for the rehabilitation of railroad tracks for cargo and passengers, the extension of the Salina Cruz-Coatzacoalcos road and the expansion and modernization of the Salina Cruz and Coatzacoalcos ports and the Salina Cruz and Minatitlán refineries. The Isthmus of Tehuantepec Development Plan includes a planned gas pipeline to supply domestic businesses and consumers. Along the Interoceanic Corridor of the Isthmus of Tehuantepec, economic zones will be created to attract private sector investments along with a guarantee of the supply of energy, water, digital connectivity and other basic inputs to meet the needs of companies and the working population. For more information on the Interoceanic Corridor of the Isthmus of Tehuantepec, see “Recent Developments—The Economy—Principal Sectors of the Economy—Transportation and Communications—Seaports.”

During 2019, the Government announced a plan to expand the Port of Manzanillo in the Laguna de Cuyutlán, which will include the construction of four new terminals and, to protect the city and the environment, the construction of five water retention dams in the Punta de Agua stream and the modernization of a water treatment plant. On December 30, 2020, the Government announced that the port expansion will include connections with the Port of Cuyutlán through a tunnel, viaducts and highways, as well as a customs office, outer harbor and two cargo terminals on water and land. The total estimated cost for the construction of the two terminals, including complementary works, is Ps. 22,425 million. The third phase of the Port of Manzanillo expansion commenced in December 2022.

Aviation

Airports located in major Mexican cities, such as Mexico City, Guadalajara and Monterrey, are serviced by both domestic and international airlines, while airports located in smaller cities are limited to scheduled service by domestic airlines. As of December 31, 2022, there were 78 airports in Mexico, of which 65 service both domestic and international flights. During 2022, the number of airline passengers on international and domestic flights to and from Mexico increased by 33.6%, as compared to 2021, while the number of airline passengers on international flights to and from Mexico increased by 39.7%, as compared to 2021.

The Ley de Aviación Civil (Civil Aviation Law) was amended on May 20, 2021 to expand and improve operational safety in civil aviation, mainly by (1) increasing collection and systematization of information for use in operational safety management systems, (2) creating the Comisión Investigadora y Dictaminadora de Accidentes Aéreos (Investigative and Judging Commission of Air Accidents) and (3) expanding the types of infractions subject to the law. On May 25, 2021 the United States Federal Aviation Administration (FAA) announced that, following an assessment of Mexico’s civil aviation authority, Mexico’s aviation safety rating was downgraded from “Category 1” to “Category 2,” which may have a negative impact on Mexico’s passenger traffic or the public perception of the safety of Mexican airports. On May 26, 2021, representatives from the Ministry of Communication and Transportation met with senior executives of Mexico’s commercial airlines to develop strategies for returning to Category 1 status. On July 25, 2021, the Agencia Federal de Aviación Civil (Federal Civil Aviation Agency, or AFAC) and the FAA signed an agreement pursuant to which FAA safety experts will visit Mexico to provide technical assistance, with the aim of restoring Mexico’s Category 1 aviation safety rating. For more information on Mexico’s aviation safety rating, see “Recent Developments—The Economy—Principal Sectors of the Economy—Transportation and Communications—Aviation.”

Under applicable Mexican law, foreigners may own up to 49% of Mexico’s airports, although higher participation percentages may be obtained with the approval of the Comisión Nacional de Inversiones Extranjeras (National Foreign Investments Commission). A concession granted by the Ministry of Communication and Transportation is required in order to operate, maintain and develop an airport. A Government-owned company operates the Aeropuerto Internacional de la Ciudad de México (Mexico City International Airport).

In November and December 2018, the new Mexican administration announced policy changes related to the Nuevo Aeropuerto Internacional de la Ciudad de México (NAICM), the new airport in the Mexico City metropolitan area that would have replaced the Mexico City International Airport currently in operation. In connection with these announcements, in December 2018 the Mexico City Airport Trust (MEXCAT) purchased for cash U.S.$1.8 billion of its U.S.$6.0 billion of notes issued in the international markets and, with the consent of holders, amended the indentures governing the notes and other related agreements, with the goal of providing the Government the flexibility to develop alternative airport infrastructure.

On March 11, 2019, President López Obrador announced that the saturation of NAICM will be addressed by building two additional runways at the Base Aérea Militar de Santa Lucia (Santa Lucia Air Force Base) located in Zumpango, Estado de Mexico. The Santa Lucia General Felipe Ángeles airport began operating on March 21, 2022.

Railways

Mexico’s railway system is divided into three regional lines, several short lines and one railway terminal in the Valley of Mexico.

During 2022, Mexico’s railway system carried 128.5 million tons of freight, a 1.1% decrease as compared with 2021. Transportation of exports by train increased by 10.3% from 22.3 million tons in 2021 to 24.6 million tons in 2022, while transportation of imports decreased by 3.5% from 70.3 million tons in 2021 to 67.9 million tons in 2022.

The Agencia Reguladora del Transporte Ferroviario (Regulatory Agency for Railway Transportation) regulates, among other matters, the operation of railways, passage and trackage rights, competition among carriers and the tariffs that may be charged. No new concessions were made during 2021 and 2022.

The Government has also granted private sector companies the right to provide passenger railway transportation services and ownership rights in the terminal in the Valley of Mexico as well as an allocation to the state of Jalisco to provide railway transport for tourism purposes on a portion of the Pacific-North railway route.

The Ministry of Communication and Transportation announced in November 2017 the construction of the Tren Interurbano (Interurban Train), which will travel the 58 kilometers from Mexico City to Toluca, the capital of the state of Mexico. Construction was suspended from January 10, 2018 to April 24, 2018 due to litigation relating to compensation for land use rights. On December 12, 2019, the Ministry of Communication and Transportation resumed construction of the Interurban Train. As of December 26, 2021, the project was approximately 76% completed (41 of 57.87 kilometers), and work on the remaining tracks was halfway complete. The project is expected to be completed and operational by December 2023. On March 3, 2022, the Ministry of Infrastructure, Communications and Transportation and the government of Mexico City entered into a coordination agreement to reallocate Ps. 950 million for a section of the Interurban Train. In June 2022, the parties amended the coordination agreement to increase the amount of funds reallocated to Ps. 1.3 billion. For more information on the Interurban Train, see “Recent Developments—The Economy—Principal Sectors of the Economy—Transportation and Communications—Railways.”

President López Obrador inaugurated Line 3 of the Guadalajara light rail in the state of Jalisco on September 12, 2020. The line connects three cities in Jalisco: Guadalajara, Zapopan and Tlaquepaque. It currently serves 4.5 million inhabitants and is estimated to prevent the emission of approximately 17,000 tons of carbon dioxide each year.

The Tren Maya (Mayan Train) development project, which was approved by the indigenous communities of the Yucatan Penisula in December 2019, is expected to begin operations by December 2023. It will connect the states of Yucatán, Campeche, Quintana Roo, Tabasco and Chiapas and involves 1,500 kilometers of new railway infrastructure for tourists, passengers and cargo. The Mayan Train is expected to have capacity to transport 3 million visitors a year. The estimated investment for the Mayan Train is between Ps. 120 and Ps. 150 billion, and the construction phase is expected to create 300,000 direct jobs.

Other 2022 railway updates include: (i) a July 2022 Government resolution to grant the Fondo Nacional de Infraestructura (National Infrastructure Fund) a concession to operate and provide rail transport passenger services on the Mexico-Toluca interurban train railway; (ii) an agreement between Mexico and California signed on October 25, 2022 which splits toll revenues from the Otay Mesa II—Otay Mesa East border crossing equally between the parties and is expected to generate significant savings in both operating costs and time, as there will only be one facility on the U.S. territory; and (iii) the beginning of construction of the second railroad bridge between Nuevo Laredo, Tamaulipas and Laredo, Texas on October 31, 2022, which is intended to expand and expedite bilateral trade between Mexico and the U.S. and is expected to be completed by the second quarter of 2024.

Communications

The table below demonstrates the growth in telephone, cellular mobile and internet connectivity in Mexico for the periods indicated.

Table No. 39 – Communications

	As of December 31,
	2018	2019	2020	2021	2022(3)
Telephone lines in service(1)	61.0	63.0	68.0	71.0	71.0
Cellular telephones in service(2)	97.0	97.0	98.0	100.0	99.0
Inhabitants with internet connectivity(1)	53.0	55.0	64.0	70.0	87.0

(1)	Figure per 100 homes.
(2)	Figure per 100 inhabitants.
(3)	Figures for 2022 correspond to the third quarter.

Source: Instituto Federal de Telecomunicaciones (Federal Telecommunications Institute).

The Government aims to provide Mexican citizens with access to better and cheaper telecommunications services and to increase competition and investment in these industries. CFE has a nonprofit subsidiary, CFE Telecomunicaciones e Internet para Todos (CFE Telecommunications and Internet for All), which was created on August 2, 2019. Its purpose is to provide telecommunications services to guarantee the right to access information and communication technologies, including broadband and internet, throughout Mexico. In 2022, CFE installed 68 telecom towers with 4G equipment, benefiting 62,500 inhabitants, and is currently building 2,800 telecom towers, which are expected to be operational by 2024.

Through a public-private partnership that began in March 2018, the Government also started work on the Red Compartida (Shared Network), a project to increase telecommunications coverage in Mexico through 4.5G or higher wireless networks. As of June 2022, the project was offering broadband services to 70.9% of the population, or 79.7 million people, including those in the Magical Towns. The project’s goal is to reach 92.2% of the population by January 2024.

In accordance with these aims, the Government permits up to 100% foreign direct investment within the telecommunications and satellite communication sector (including cable television). The Government also permits up to 49% foreign direct investment in broadcasting, subject to any reciprocity agreement between Mexico and the investor’s or operator’s country of origin.

The Federal Telecommunications and Broadcasting Law aims to both increase access to telecommunications and broadcasting generally and eliminate or alleviate certain cell phone carrier charges, including long distance charges. The Sistema Público de Rafiodifusión del Estado Mexicano (Public Broadcasting System of the Mexican State) is a decentralized public entity that ensures steady access to broadcasting services in each Mexican state.

Since 2016, the Government has aimed to open up telecommunications bidding processes, improve access to broadband telecommunication services for the public and increase competition in the telecommunications market through a series of Constitutional amendments. In 2017, the Supreme Court declared unconstitutional the portion of the Federal Telecommunications and Broadcasting Law that required providers of telecommunications services to allow rival companies to use their networks without a fee on the basis that only the Federal Telecommunications Institute, and not Congress, has the power to determine the interconnection tariffs. In response, the Federal Telecommunications Institute set the relevant interconnection rates to be used in the event of disagreements between providers of telecommunications services.

The Estrategia Digital Nacional 2021-2024 (National Digital Strategy 2021-2024), a new program to facilitate improved communications, was published in the Official Gazette on September 6, 2021. The program has two main policies: (1) the Digital Policy in the Federal Public Administration, aimed at using information and communication technologies to improve and make government services available to citizens, and (2) the Social Digital Policy, aimed at increasing internet coverage throughout the most rural and poor areas of Mexico in order to combat marginalization and improve communications, facilitating the integration of these areas into the national economy.

Construction

During 2022, construction sector output increased by 0.3% in real terms, as compared to an 8.3% increase in real terms during 2021. The construction sector is subject to cyclical trends and is one of the sectors most affected by changes in Governmental and private sector expenditures. It has thus largely benefited from the recent reconstruction, modernization and expansion of the federal highway network, as well as other infrastructure projects. However, the construction sector has displayed a negative trend with respect to housing and construction output since 2019.

Mining

The following table presents mining sector performance for the periods indicated.

Table No. 40 – Mining

	As of December 31,
	2018	2019	2020	2021	2022
Mining, petroleum and gas sector output (% change over prior year)	(5.5)	(4.6)	(0.1)	0.1	0.2
Extractive mineral exports (excluding oil) (% change over prior year)	14.8	(0.7)	19.7	29.0	(4.2)
Extractive mineral exports (including oil and oil products) as a percentage of total merchandise exports	8.2	6.9	6.0	7.9	8.3

Source: Banco de México.

From 2018 to 2020, the mining sector showed an overall trend of decline in output. However, in 2021 the mining sector output recorded a moderate increase, mainly driven by oil and gas extraction, partially offset by an event during the third quarter of 2021 at the E-Ku-A2 platform, which caused damage to the compression equipment and infrastructure required to handle and transport natural gas. In 2022, mining sector output continued to grow moderately. In the first quarter, the mining sector expanded, mainly driven by an atypical increase in services related to mining. During the rest of 2022, mining sector activity showed high volatility, particularly in connection with services related to mining, and a stagnation of mineral, oil and gas activities.

The Ley Minera (Mining Law) was amended on April 20, 2022 to designate Mexico’s lithium reserves as part of its national heritage. Under the Mining Law, the executive branch is responsible for designating a decentralized public entity to carry out all exploration and use of lithium reserves. On August 23, 2022, Litio para México (Lithium for Mexico), which is supervised by the Ministry of Energy, was created for these purposes.

Under the Constitution and applicable Mexican laws, mineral mining activities may only be carried out by the Government or, alternatively, by Mexican individuals or corporations, if issued a Government concession. Foreign investment, including controlling interests, in Mexican mining companies is permitted under Mexican laws, with the exception of any mining of radioactive minerals. Foreign investment and mining regulations permit foreign investors to hold a majority interest in any Mexican company engaged in mining activities for the period of the concession. These foreign investment regulations promote the development of the mining industry, as they allow for: (1) broader exploration, (2) the discovery of new financing sources, and (3) further domestic technology development. Under the Mining Law, private companies are granted concessions to explore for up to six years and to mine for up to fifty years.

Electric Power

Under the National Development Plan, the Government intends to provide resources to CFE to modernize its infrastructure and to alleviate certain tax burdens. The new energy policies will encourage Mexico’s population to incorporate renewable energy sources into electricity production, which is expected to improve access to electricity for approximately two million people who live in small, isolated communities that still lack access.

The National Electric System Development Program 2023-2027 (PRODESEN) intends, over the course of fifteen years, to guarantee the supply of electrical energy in accordance with the country’s economic growth while providing the best quality and prices for consumers. Regulations will be applied equally among state and private electricity companies. Under the program, Mexico aims to increase generation of clean and renewable electricity in order to further comply with international commitments relating to climate change and emission reduction.

PRODESEN includes the Programa Indicativo para la Instalación y Retiro de Centrales Eléctricas (Indicative Program for the Installation and Removal of Power Plants, or PIIRCE), the Programa de Ampliación y Modernización de la Red Nacional de Trasmisión y Redes Generales de Distribución del Mercado Eléctrico Mayorista (Program for the Expansion and Modernization of the National Transmission Network and General Distribution Networks of the Wholesale Electricity Market), and the Programa de Ampliación y Modernización de las Redes Generales de Distribución no correspondientes al Mercado Eléctrico Mayorista (Program for the Expansion and Modernization of General Distribution Networks Not Corresponding to the Wholesale Electricity Market). For additional updates on PRODESEN and CFE, see “Recent Developments—The Economy—Principal Sectors of the Economy—Electric Power.”

Increased access to electricity is a Government priority. As of December 31, 2022, approximately 99.2% of the total population had access to electric power.

The Government continues to invest in electricity generation, transmission and distribution infrastructure to address Mexico’s growing demand for electricity. The Plan de Negocios 2023-2027 de la CFE (CFE’s Business Plan for 2023-2027), announced by CFE in January 2023, includes plans to: (1) increase CFE’s productivity and generate economic value for the State by prioritizing the security of the power supply, (2) maintain CFE’s lead in electricity generation at the national level, (3) contribute to sustainable development and reduce greenhouse gas emissions, (4) increase and diversify CFE’s revenues through new business development, (5) mitigate financial, commercial and operational damages related to regulatory asymmetries, (6) strengthen CFE’s internal control processes, (7) improve user satisfaction and strengthen CFE’s reputation, and (8) improve CFE’s financial profitability and cash flow, and increase its operating and investment resources.

CFE’s Plan Integral de Modernización de Centrales Hidroeléctricas (Integral Plan for the Modernization of Hydroelectric Power Plants) contemplates a U.S.$1 billion investment and the modernization of 14 power plants by the first quarter of 2024. This plan, published on July 14, 2021, is aimed at strengthening the National Electric System by increasing annual electricity generation, modernizing equipment and extending the useful life of the plants for 50 years.

In 2022, Mexico produced 340.7 terawatt hours of electricity, an increase of 3.7%, as compared to 2021 and an increase of 7.4% since 2020. As of December 31, 2022, CFE’s installed generating capacity was 68,603 megawatts, an increase of 0.5% from 2021.

The above-mentioned domestic energy generation takes into account self-supply energy generation (independent power producers, or IPP), which is private-sector based and which has rapidly increased over the last several years. In 2022, IPP energy generation bought by CFE totaled 96.9 terawatt hours, an increase of 5.0% from the 92.3 terawatt hours bought in 2021. Domestic energy generation also considers energy bought by CFE from dedicated generation private plants in long term auctions (LTA).

The diversification of energy resources is also an important objective of the Government. The following table provides certain information regarding the composition of the main energy sources in Mexico for 2019 through 2022.

Table No. 41 – Electricity Generation by Source

(gigawatt hours (GWh))

	Electricity Generation 2019	Participation %	Electricity Generation 2020	Participation %	Electricity Generation 2021	Participation %	Electricity Generation 2022	Participation %
Conventional Sources	250,101	77.8%	232,969	73.4%	231,748	70.5%	234,542	68.8%
Combined-cycle	175,506	54.6%	185,638	58.5%	186,715	56.8%	187,574	55.1%
Thermoelectric	38,058	11.8%	22,446	7.1%	22,241	6.8%	20,044	5.9%
Carbo-electric	21,611	6.7%	12,525	3.9%	8,704	2.6%	14,194	4.2%
Combustion Turbine	11,053	3.4%	8,824	2.8%	11,400	3.5%	10,251	3.0%
Internal Combustion	3,501	1.1%	3,205	1.0%	2,500	0.8%	2,232	0.7%
Others	372	0.1%	331	0.1%	188	0.1%	247	0.1%
Clean Energy	71,483	22.2%	84,300	26.6%	96,850	29.5%	106,171	31.2%
Renewable	57,221	17.8%	69,137	21.8%	81,825	24.9%	82,984	24.4%
Hydroelectric	23,602	7.3%	26,817	8.5%	34,717	10.6%	35,559	10.4%
Eolic	16,727	5.2%	19,703	6.2%	21,075	6.4%	20,527	6.0%
Geothermal	5,061	1.6%	4,575	1.4%	4,243	1.3%	4,413	1.3%
Solar	8,400	2.6%	13,532	4.3%	17,085	5.2%	16,293	4.8%
Bioenergy	1,867	0.6%	2,207	0.7%	1,596	0.5%	2,099	0.6%
Distributed Generation	1,565	0.5%	2,304	0.7%	3,110	0.9%	4,094	1.2%
Others	14,263	4.4%	15,163	4.8%	15,025	4.6%	23,187	6.8%

Total	321,584	100.0%	317,269	100.0%	328,598	100.0%	340,713	100.0%

Note: Numbers may not total due to rounding.

Source: PRODESEN 2023-2037, Ministry of Finance and Public Credit and CFE.

The Ley de la Industria Eléctrica (Electric Power Industry Law, or LIE) establishes a regulatory framework that enables private-sector companies to obtain permits for the generation and commercialization of electric power in a new wholesale electricity market, and the Reglamento de la Ley de la Industria Eléctrica (Rules for the Electric Power Industry Law) details the bidding process for participation in the electric power sector. The law was amended on March 9, 2021 to include the Contrato de Cobertura Eléctrica con Compromiso de Entrega Física (Electricity Coverage Agreement with Physical Delivery Commitment), which regulated certain practices for private sector generation of electricity. Upon court order, this reform was suspended by the Ministry of Energy on March 24, 2021. On April 7, 2022, the Supreme Court held that the amendment to the Electric Power Industry Law was constitutionally valid.

As of December 31, 2022, there are 300 active permits granted by the Government for the transport of natural gas and 86 permits for the distribution of oil and natural gas.

In 2014, the Ley de la Comisión Federal de Electricidad (Federal Electricity Commission Law) converted CFE from a decentralized public entity to a productive state-owned company. CFE now acts through its productive state-owned subsidiaries to undertake the generation, transmission, distribution and commercialization of electric power.

In 2019, CFE reached settlement agreements with respect to arbitration proceedings relating to certain costs that CFE incurred due to a delay in the start of operations for seven natural gas pipelines intended to supply CFE with natural gas for electricity generation. These settlement agreements are expected to guarantee the supply of natural gas for a period of over 20 years, while avoiding increases in electricity prices for consumers in Mexico. In May 2021, several counterparties initiated arbitration proceedings against a U.S. subsidiary of CFE asserting claims totaling more than U.S.$400 million under natural gas purchase agreements. The subsidiary believes it has meritorious defenses and intends to contest the proceedings. These agreements are not guaranteed by CFE or the Government. On June 17, 2021, the General Director of CFE stated that resolution of this dispute was ongoing and that the dispute is not expected to have a material financial impact on CFE.

In 2021 and 2022, CFE issued a number of bonds in local and international markets. In July 2021, it issued a bond in the international market, the proceeds of which were used to refinance CFE’s previous obligations. In December 2021, CFE conducted its first tender offer in the local financial market for a repurchase of Cebures for a total of Ps. 7.8 billion and carried out an issuance of Cebures for Ps. 10.5 billion.

In February 2022, CFE issued its first sustainable bonds for an aggregate principal amount of U.S.$1.75 billion with maturities in May 2029 and February 2052, respectively. In June 2022, it carried out its first liability management transaction in the international market, purchasing U.S.$1.2 billion principal amount of its outstanding notes of six series with maturities ranging from 2024 to 2051. Finally, in November 2022, CFE carried out its first green and social issuance of Certificados Bursátiles for Ps.10,000 million for a term of 20 years.

On July 1, 2022, CFE entered into participation agreements with TC Energía and NewFortress Energy Corporation, with the goal of strengthening Mexico’s energy security and improving Mexico’s commercial relationship with the North American private energy sector. The agreement with TC Energía will improve and expand infrastructure for the transportation of natural gas to central and southeast Mexico. The agreement with NewFortress Energy will allow CFE to partner in natural gas liquefaction projects and use infrastructure to export natural gas to international markets for a period of 12 months.

The operating license for Unit 2 of the Central Nucleoeléctrica Laguna Verde (Laguna Verde Nuclear Power Plant) was renewed on August 25, 2022, and is expected to be valid from April 11, 2025 to April 10, 2055.

The Government continues to promote private sector participation in the electric power sector and in electricity production. As of December 31, 2022, electricity generation capacity by fossil fuels represented 68.8% of the country’s total electricity generation capacity, as compared to 70.5% as of December 31, 2021, while electricity generation capacity from clean sources was 31.2%, as compared to 29.5% as of December 31, 2021.

Science and Technology

The Government announced a new program, the Programa Especial de Ciencia, Tecnología e Innovación 2021-2024 (Special Program for Science, Technology and Innovation 2021-2024), on December 28, 2021. The program has six main objectives: (i) to promote the training and updating of high-level specialists in scientific, humanistic, technological and socioeconomic research, (ii) to achieve scientific and technological independence and global leadership positions in these fields, (iii) to coordinate the production of humanistic, scientific and technological knowledge among the private and public sectors, (iv) to ensure that scientific knowledge, technology and innovation is translated into sustainable solutions, (v) to provide universal access to and the benefits of scientific, technological and humanistic knowledge to all sectors of the population, and (vi) to coordinate collaboration between different levels of government, institutions of higher education and research centers. The program specifies the sources of funding for implementation and specific targets to achieve the main objectives.

FINANCIAL SYSTEM

Mexico’s financial system consists of public- and private-sector financial institutions. As of December 31, 2022, the Mexican financial system included 50 commercial banks, six development banks and a number of securities brokerage houses and non-bank institutions.

Monetary Policy, Inflation and Interest Rates

Monetary Policy

Banco de México is Mexico’s central bank. Its functions and administration are governed by Article 28 of the Constitution, as further regulated by the provisions of the Ley del Banco de México (Bank of Mexico Law). Banco de México’s main purpose is to provide the country’s economy with domestic currency, the peso. In pursuing this purpose, its primary objective is to seek the stability of the purchasing power of the peso.

Banco de México is authorized to issue regulations aimed at monetary and foreign exchange management, the sound development of the financial system, including the regulation of financial derivatives, the proper functioning of the payment systems and the protection of the financial public interest. Banco de México also performs the following functions, among others: (1) regulates the issuance and circulation of currency, foreign currency exchange, financial intermediation and services, as well as payment systems, (2) operates as reserve bank and lender of last resort for credit institutions, (3) provides treasury services to the Government and act as its financial agent, including by managing Mexico’s international reserves, (4) counsels the Government on economic and, in particular, financial issues and (5) participates in the IMF and other international financial institutions.

As of December 31, 2022, Banco de México had assets totaling Ps. 4,375.4 billion (U.S.$225.4 billion).

Banco de México is managed by a five-member Junta de Gobierno (Board of Governors) appointed by the President and confirmed by the Senate. From among these members, the President appoints a Governor, who presides over the Board of Governors. Victoria Rodríguez Ceja is the current Governor of Banco de México and will serve through December 31, 2027.

The principal objective of the Government’s monetary policy is to create an environment of low and stable inflation. These objectives are achieved through actions taken by Banco de México to influence interest rates and inflation expectations to conform price behavior with the overarching goals of the Government’s monetary policy. By creating an environment of low and stable inflation, Banco de México encourages appropriate conditions for both sustained growth and the creation of permanent jobs. Accordingly, in the past, Banco de México has decreased the availability of domestic credit when: (1) the value of the peso has depreciated, (2) capital outflows have occurred or (3) inflation was higher than projected. Banco de México uses reserve requirements to facilitate the regulation of liquidity and reduce Banco de México’s daily net extension of credit. Banco de México also establishes quarterly targets for the expansion of net domestic credit for each quarter.

Banco de México uses an overnight interbank funding rate as its primary monetary policy instrument. Under this policy, Mexico’s overnight interbank funding rate changes when medium-term inflation projections deviate from the target of 3.0% (+/-1.0%), which is intended to stabilize the purchasing power of the peso. From December 2015 until August 2019, Banco de México’s Board of Governors regularly announced increases in the overnight interbank funding rate. However, beginning in August 2019, the Board of Governors has consistently announced decreases in the overnight interbank funding rate. For more information about the overnight interbank funding rate, see “—Money Supply and Savings—Interest Rates” below.

As of December 31, 2022, Banco de México’s net domestic credit, which is equal to the sum of net claims on the central government and claims on other sectors of the domestic economy, registered a negative balance of Ps. 1,215.0 billion, as compared to a negative balance of Ps. 1,811.1 billion on December 31, 2021.

The Consejo Nacional de Inclusión Financiera (National Council for Financial Inclusion, or CONAIF) and the Comité de Educación Financiera (Committee on Financial Education, or CEF) presented the Política Nacional de Inclusión Financiera (National Policy for Financial Inclusion, or PNIF) on March 11, 2020, which has six main goals to strengthen the financial health of the Mexican population: (1) expanding access to, and use of, financial services; (2) expanding the use of digital payment in the private and public sectors; (3) improving financial services infrastructure; (4) improving financial competency; (5) improving financial protection and access to financial information; and (6) improving the financial wellbeing of vulnerable groups to contribute to social mobility and economy growth.

In August 2022, the Grupo de Seguimiento de Inclusión Financiera (Financial Inclusion Monitoring Group, or GSIF) and the Grupo de Seguimiento, Desarrollo e Investigación (Monitoring, Development and Research Group, or GSDI) presented the PNIF Execution Report for the period from July 2021 to June 2022 (2022 Execution Report) and the PNIF Work Plan for the period from July 2022 to June 2023 (2022-2023 Work Plan). The 2022 Execution Report noted that by the end of June 2022, almost a third of the 132 planned activities aimed at promoting the goals of the PNIF were completed, 13 were restructured and 16 were removed from the PNIF. The remaining activities that were not completed by June 2022 became part of the 2022-2023 Work Plan, which consists of 102 activities to promote the PNIF’s objectives.

Money Supply and Savings

Banco de México’s monetary aggregates measure monetary supply provided by both internal and external financial sources, separating residents’ and nonresidents’ savings in both markets. The monetary aggregates also differentiate public and private sector financial savings. Banco de México’s M1 monetary aggregate consists of bills and coins held by the public, plus: (1) checking accounts denominated in local currency and foreign currency, (2) interest-bearing deposits denominated in pesos and operated by debit cards and (3) savings and loan deposits. M2 consists of M1, plus: (1) bank deposits, (2) Government-issued securities, (3) securities issued by firms and non-bank financial intermediaries and (4) Government and INFONAVIT liabilities related to Mexico’s retirement savings system. M3 consists of M2, plus financial assets issued in Mexico and held by non-residents. M4 consists of M3, plus deposits abroad at foreign branches and agencies of Mexican banks.

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated.

Table No. 42 – Money Supply

	December 31,
	2018		2019		2020(1)		2021(1)		2022(1)

	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,494,949	Ps.	1,548,852	Ps.	1,905,670	Ps.	2,226,644	Ps.	2,474,604
Checking deposits
In domestic currency		1,710,671		1,734,707		1,970,337		2,145,483		2,361,986
In foreign currency		505,663		468,212		578,654		658,895		664,302
Interest-bearing peso deposits		757,136		925,791		1,163,208		1,316,345		1,394,745
Savings and loan deposits		23,797		24,473		27,836		29,767		30,429

Total M1	Ps.	4,492,216	Ps.	4,702,035	Ps.	5,645,705	Ps.	6,377,134	Ps.	6,926,065

M4	Ps.	12,242,885	Ps.	13,168,287	Ps.	14,384,788	Ps.	15,300,183	Ps.	16,442,012

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

In 2022, the M1 money supply increased by 0.7% in real terms. The increase was due to a 1.7% real decrease in the interest-bearing peso deposits component, a 6.5% real decrease in the foreign currency checking deposits component, and a 3.1% real increase in the bills and coins component.

Financial savings — defined as the difference between the monetary aggregate M4 and the bills and coins component of the M1 money supply held by the public — fell in 2022, a 0.9% decrease in real terms from financial savings in 2021. This decrease was attributable to a 0.3% real decrease in the aggregate M4 component. From 2021 to 2022, there was a 0.6% real increase in savings generated by residents in real terms, as compared to a 2.8% increase from the prior annual period, while savings generated by non-residents decreased by 10.4% in real terms.

The decrease in non-residents’ savings was primarily attributable to a 14.0% increase in real terms in term deposits of immediate receivable in banks and a 16.2% decrease in value held by non-resident creditors in repurchase agreements.

The 2022 monetary base (currency in circulation plus bank deposits at Banco de México) totaled Ps. 2,700.0 billion, which represents a 10.6% nominal increase from the 2021 monetary base total. This expansion was due to a 10.3% nominal increase in the bills and coins in circulation and an increase in the banking deposits component from Ps. 975.2 million in 2021 to Ps. 8,044.7 million in 2022.

Inflation

Consumer inflation for 2022 was 7.8%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 0.5 percentage points higher than the 7.4% consumer inflation for 2021 and 4.7 percentage points higher than the 3.2% consumer inflation for 2020. This trend reflects the cumulative effects of the COVID-19 pandemic, including supply-chain issues that have increased production costs, and the Russia-Ukraine conflict on the global economy, which have resulted in greater economic uncertainty and upward inflationary pressure. Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 8.4%, 2.4 percentage points higher than the 5.9% core inflation for 2021.

Since November 2017, domestic fuel prices have been determined by the market and are reported by each service station to the Comisión Reguladora de Energía (CRE) in accordance with Resolution A/041/2018 and the Hydrocarbons Law. For more information about fuel pricing policies, see “Public Finance—Revenues and Expenditures.”

On May 4, 2022 the Government announced the Paquete Contra la Inflación y la Carestía (Anti-Inflation and Deficit Package, or PACIC), which implemented several measures to increase production and distribution of goods, including a six-month suspension of import tariffs on 21 food staples, creation of a corn reserve, price guarantees for smaller producers of corn, beans, rice and milk, additional support for food supply programs, and meetings between the Government and private companies aimed at stabilizing the prices of certain food staples. On October 19, 2022, a decree exempting basic goods from import duty payments and simplifying the import regime for these good was published in the Official Gazette.

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor.”

Table No. 43 – Rates of Change in Price Indices

	National Producer Price Index(1)(2)		National Consumer Price Index(1)(3)		Increase in Minimum Wage(4)
2018	6.4		4.8		10.4
2019	0.8		2.8		100.0;(5) 16.2	(6)
2020	4.1		3.2		4.8;(5) 20.0	(6)
2021	9.3		7.4		15.0;(5) 15.0	(6)
2022	5.3	(7)	7.8	(7)	22.0(5); 22.0	(6)

(1)	For annual figures, changes in price indices are calculated each December.
(2)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012. INPP takes July 2019 as a base date.

(3)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018, (2) increase the number of categories for goods and services, (3) increase the number of areas represented and (4) adjust the weighting of each component.

(4)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for the year, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1 of that year.

(5)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(6)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.
(7)	Preliminary figures.

Sources: INEGI; Ministry of Labor.

Interest Rates

In successive monetary policy decisions starting in June 2021, Banco de México increased the overnight interbank funding rate. The overnight interbank funding rate stood at 5.50% before the first monetary policy meeting of the year on February 10, 2022, when Banco de México raised the overnight interbank funding rate to 6.00%. The decision took into account factors impacting inflation, risks to medium and long-term expectations and price formation and ongoing challenges to global economic and financial conditions. Banco de México raised the overnight interbank funding rate by 50 basis points at its second and third monetary policy meetings on March 24 and May 12, 2022 in response to higher inflationary pressures and in line with the actions taken by major central banks, bringing the benchmark rate to 7.00%

In subsequent meetings over the second half of 2022, Banco de México increased the overnight interbank funding rate. At the fourth, fifth, sixth and seventh meetings, on June 23, 2022, August 11, 2022, September 29, 2022 and November 10, 2022, respectively, Banco de México increased the overnight interbank funding rate by 75 basis points on each occasion. The decisions took into account the challenging monetary policy outlook marked by the tightening of global financial conditions, the heightened uncertainty regarding global economic conditions, the accumulated inflationary pressures resulting from the COVID-19 pandemic and the impact of the Russia-Ukraine conflict and the possibility of further inflationary shocks, as well as the extent to which the latest overnight interbank funding rate increases reflected the change in Banco de México’s monetary stance.

Banco de México increased the overnight interbank funding rate by 50 basis points at its meeting on December 15, 2022. That decision took into account the slight easing of inflationary pressures and the actions taken by major central banks. Therefore, as of December 31, 2022, the overnight interbank funding rate reached a level of 10.50%, compared to 5.50% as of December 31, 2021.

Cetes Rates

One indicator used to measure Mexico’s interest rates is the interest rate on Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), which are zero-coupon bonds issued by the Government. During 2022, interest rates on 28-day Cetes averaged 7.7%, as compared to 4.4% in 2021. Interest rates on 91-day Cetes averaged 8.3%, as compared to 4.6% in 2021.

TIIE Rates

Banco de México publishes an interest rate called the tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE). The TIIE is calculated for twenty-eight days and ninety-one days as the interest rate at which the supply and demand for funds in the domestic financial market reach equilibrium. In contrast, the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP), an alternative measure of interest rates, tends to lag somewhat behind current market conditions.

The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated.

Table No. 44 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January-June	6.4	7.0	4.3	6.6	6.8
July-December	8.6	9.3	6.0	9.2	9.6

Source: Banco de México.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The Comisión de Cambios (Foreign Exchange Commission), made up of officials from the Ministry of Finance and Public Credit and Banco de México, is responsible for foreign exchange policy, as well as policies for the accumulation of international reserves in Mexico. The Foreign Exchange Commission: (1) authorizes loans from the IMF, agencies of international financial cooperation, central banks, foreign legal persons that exercise authority in financial matters and foreign financial institutions for purposes of currency regulation, (2) sets the criteria for Banco de México’s foreign currency operations, (3) determines the exchange rate for foreign exchange, (4) establishes the limits on the amount of active and passive transactions involving exchange risks of development banks, and (5) creates guidelines for the management and valuation of international reserve assets. The Foreign Exchange Commission mandates that market forces determine the exchange rate (a floating exchange rate or free floating regime).

The Government directly establishes the quarterly targets for the expansion of “net domestic credit.” “Net domestic credit” is defined as the variation of the monetary base (currency in circulation plus bank deposits at Banco de México), less the variation of Banco de México’s “net international assets.” “Net international assets” is, in turn, defined as Mexico’s gross international reserves plus its assets with a maturity longer than six months that are derived from its credit agreements with central banks, minus its (1) liabilities outstanding to the IMF and (2) liabilities with a maturity shorter than six months that are derived from its credit agreements with central banks.

The Foreign Exchange Commission has adopted several different mechanisms to moderate the rate of Mexico’s accumulation of international reserves through the auctioned sale of U.S. dollars, including through a foreign exchange market mechanism implemented in 2017 consisting of non-deliverable forward auctions to be settled in Mexican pesos. The foreign exchange market mechanism aims to maintain the local exchange market while supplying market participants with a foreign exchange hedging instrument in order to mitigate exposure to foreign exchange risk. The market mechanism’s original maximum program size was U.S.$20 billion. The Foreign Exchange Commission increased the maximum program size to U.S.$30 billion on March 9, 2020 in response to foreign exchange volatility arising from COVID-19-related global market stress. The Foreign Exchange Commission may intervene in the exchange market again at its discretion in the event of exceptional conditions.

Banco de México and the U.S. Federal Reserve established on March 19, 2020 a temporary U.S. dollar liquidity swap line arrangement in an amount up to U.S.$60.0 billion as a liquidity backstop to mitigate strains in the global funding markets. The Foreign Exchange Commission of Banco de México activated this arrangement on March 30, 2020 and carried out thirteen dollar financing operations since March 2020 intended to use resources from the swap line to renew the maturities from previous auctions and to offer additional liquidity in U.S. dollars.

On March 1, 2021, the Foreign Exchange Commission announced two dollar financing operations intended to use resources from the temporary U.S. dollar liquidity swap line arrangement established on March 19, 2020 in an amount up to U.S.$60 billion to renew the maturities of the two swap operations held in December 2020. Accordingly, in a swap transaction with the U.S. Federal Reserve, Banco de México offered a total of $1.5 billion in auctions on March 3, 2021 and March 8, 2021. Both operations had a maturity of eighty-four days. Subsequently, on each of May 26 and 28, 2021, Banco de México offered U.S.$400 million each operation day. The operations had a maturity term of eighty-four and seventy-nine days, respectively. On August 18, 2021 and November 10, 2021, Banco de México offered U.S.$400 million and U.S.$200 million, respectively. Both operations had a maturity of eighty-four days. As of February 4, 2022, the liquidity swap line arrangement was fully settled.

Foreign Exchange Rates

The Government maintains a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time in order to minimize volatility and ensure an orderly market. The Government also promotes market-based mechanisms for stabilizing the exchange rate, including offering over-the-counter forward and options contracts between banks and their clients in Mexico, as well as authorizing peso futures trading on the Chicago Mercantile Exchange. In addition, Banco de México permits foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on operating banking activities in Mexico).

Financial markets performed favorably at the beginning of 2022, despite a rebound in COVID-19 infections, the persistence of global supply chain disruptions, and the uncertainty generated by the Russia-Ukraine conflict. In this context, the peso/U.S. dollar exchange rate fluctuated between 19.54 and 21.38 in the first quarter of 2022.

Global economic activity weakened during the second quarter of 2022, mainly due to the economic effects of the tightening of global financial conditions resulting from central banks’ monetary policy responses to high inflation levels. As a result, the exchange rate fluctuated between 19.53 and 20.86 Ps./U.S.$ throughout the second quarter.

In the third quarter of 2022, Mexico’s economic activity continued to recover and domestic financial markets performed favorably, despite increased economic uncertainty at the international level. In this context, the exchange rate fluctuated between 19.31 and 20.94 Ps./U.S.$ in the third quarter of 2022.

In the fourth quarter of 2022, domestic financial markets were relatively stable in the context of an easing of inflationary pressures at the international level, the expectation of more moderate monetary policy rate increases by major central banks, and the phasing out of COVID-19 mobility restrictions in China. As a result, the peso appreciated during the last quarter of 2022.

On December 31, 2022, the peso/U.S. dollar exchange rate closed at Ps. 19.4715 = U.S.$1.00, a 4.9% depreciation in dollar terms as compared to the rate at December 31, 2021.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 45 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2018	19.6512	19.2421
2019	18.8642	19.2573
2020	19.9087	21.4936
2021	20.4672	20.2787
2022	19.4715	20.1193
2023:
January	18.7937	18.9863
February	18.3448	18.5986
March	18.0415	18.3749
April	17.9975	18.0855
May	17.7418	17.7373

Source: Banco de México.

Banking System

The Mexican banking system is regulated by the Ley de Instituciones de Crédito (Credit Institutions Law, or LIC), and is composed of Banco de México, commercial banks, development banks and, to a limited extent, public trusts created by the Government. The LIC regulates the banking and credit activities in Mexico, particularly the organization, ownership and operation of credit institutions, as well as the activities and transactions that credit institutions may perform and their capitalization and reserve levels. Pursuant to the LIC, banking and credit services can only be provided by credit institutions. The LIC provides that credit institutions are (1) commercial banks and (2) development banks. The LIC was amended on March 11, 2022 to: (i) authorize the Ministry of Finance to block individuals from participating in financial transactions upon finding sufficient evidence that the person is engaged in financing terrorism or operations with illicit resources, and (ii) establish legal procedures for individuals to contest their inclusion on the list of blocked persons.

Mexico underwent a financial reform in 2014, which aimed to strengthen the overall banking institutional framework, foster competition and ensure prudence in the financial sector, allowing for more robust and sustainable provision of credit. This financial reform increased the Mexican legal framework’s compliance with the Key Attributes of Effective Resolution Regimes for Financial Institutions established by the Financial Stability Board (FSB). In March 2022, the FSB presented its annual report on the state of financial system stability in Mexico and on the activities carried out by the FSB between April 1, 2021 and March 31, 2022. The report stated that the risks to the Mexican financial system had increased as compared to the prior period, attributable to the emergence of new COVID-19 variants, real sector imbalances, inflationary pressures, geopolitical conflicts, tightening of financial conditions, less vigorous economic recovery, and increased vulnerabilities of the global financial system. On December 20, 2022, the FSB updated its balance of risks faced by the Mexican financial system, concluding that domestic economic activity continues to gradually recover, and the Mexican banking system remains resilient.

Additional laws governing the Mexican banking system include the Ley para Regular las Agrupaciones Financieras (Law to Regulate Financial Groups), which strengthens governance standards applicable to holding companies and subsidiaries forming a financial group. Pursuant to this law, multiple financial service companies may operate as a single group in certain circumstances.

The Ley para Regular las Instituciones de Tecnología Financiera, or Ley FINTECH (FINTECH Law) regulates the organization, operation, functioning and authorization of entities that offer alternative means of access to financing and investment, such as crowdfunding, the issuance and management of electronic payments and the exchange of virtual assets or cryptocurrency. The FINTECH Law recognizes two new types of financial entities: crowdfunding entities and electronic payment institutions, which require an approval from the CNBV to be incorporated and to operate.

The Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (National Commission for the Protection and Defense of Users of Financial Services, or CONDUSEF) is tasked with increasing financial institution transparency and enforcement by issuing and publishing recommendations to financial institutions, regulating standard agreements used with consumers and initiating class actions for the benefit of consumers.

Mexican financial authorities periodically evaluate bank performance and the overextension of credit and reinforce the coordination mechanisms among themselves.

Mexico continues to improve the regulatory framework of various financial institutions in order to prevent illicit financial transactions and the financing of terrorism. On September 9, 2021, the Federal government modified several General Provisions referred to in Article 124 of the Ley de Ahorro y Crédito Popular (Law of Savings and Popular Credit) in order to comply with recommendations of the Financial Action Task Force (FATF).

At the end of December 2022, the total assets of the banking sector were Ps. 12,524.4 billion, which represented a real annual increase of 4.9% as compared to the end of December 2021. The total loan portfolio of the banking sector was Ps. 6,238.9 billion, a real annual increase of 4.3% as compared to the end of December 2021. The banking sector’s net result was Ps. 236.7 billion at the end of December 2022, 20.6% higher in real terms as compared to the end of December 2021. At the end of December 2022, there were 50 operating commercial banking institutions.

Commercial Banks

In accordance with the LIC, commercial banks are required to obtain authorization from the Government in order to be organized and operate as such. Authorization may be granted by the CNBV upon prior approval of its Board of Governors and the favorable opinion of Banco de México. These authorizations are non-transferable due to their particular nature.

Foreign financial firms operate in Mexico through subsidiaries, not branches. Therefore, all banks operating in Mexico constitute separate legal entities, which are locally incorporated and subject to local regulation and supervision. The resolution regime applies to all commercial banks established in Mexico, including subsidiaries of foreign banks.

The following table shows selected metrics measuring the performance of the commercial banking system.

Table No. 46 – Commercial Banking System (In Billions of Pesos)(1)

	2018	2019	2020	2021(2)	2022(2)
Total loan portfolio	Ps. 5,185.2	Ps. 5,405.6	Ps. 5,302.5	Ps. 5,549.3	Ps. 6,238.9
Past-due commercial bank loans(3)	41.8	45.3	48.6	45.6	62.2
Commercial bank loan loss reserves(3)	54.0	55.9	61.8	70.1	68.6

(1)	Current pesos.
(2)	Preliminary figures.
(3)	Excluding banks under Government intervention and those in special situations.

Source: CNBV.

As of December 31, 2022, there were 50 commercial banks registered with the CNBV.

Development Banks

Development banks are entities of the Federal Public Administration that have legal and budgetary autonomy from the Government. Development banks are incorporated as national credit entities, which compose a portion of the Mexican banking system. Congress determines the area of focus of each development bank. The development banks’ main objective is to provide access to savings and financing for individuals and corporations in their respective areas of focus, as well as to provide technical assistance and training. Development banks are mandated to favor the extension of credit and are encouraged to develop new programs and financial products that broaden access to financial opportunities.

There are currently six institutions that constitute the Mexican development bank system, with a wide spectrum in terms of areas of focus, including small and medium enterprises, public infrastructure, support for foreign trade, housing, savings improvement and credit to the military. These institutions are:

•	Nacional Financiera, S.N.C. (NAFIN),

•	Banco Nacional de Obras y Servicios Públicos, S.N.C. (National Bank of Public Works and Services, or BANOBRAS),

•	Banco Nacional de Comercio Exterior, S.N.C. (National Foreign Trade Bank, or BANCOMEXT),

•	Sociedad Hipotecaria Federal, S.N.C. (Federal Mortgage Society, or SHF),

•	Banco del Bienestar, S.N.C. (Bank of Wellbeing) and

•	Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C. (National Bank of the Army, Air Force and Marines, or BANJERCITO).

BANOBRAS, NAFIN and BANCOMEXT are the three largest Mexican development banks in terms of loans outstanding. NAFIN’s principal activities include: (1) granting credit to small- and medium-sized businesses, (2) promoting the development of the securities market, and (3) serving as the Government’s financial agent in certain international transactions.

BANOBRAS’s principal activities include: (1) providing short-, medium- and long-term financing to public enterprises and federal, state and municipal governments and (2) granting credit for low-income housing.

BANCOMEXT’s principal activities include: (1) granting export- and import-related credit and (2) issuing guaranties to private- and public-sector entities in the promotion of foreign trade. Certain BANCOMEXT international trade and investment responsibilities were managed by ProMéxico, a public trust that was formerly overseen by the Ministry of Economy, until May 2019 when it was disbanded. For more information on ProMéxico, see “Foreign Trade and Balance of Payments—Foreign Investment in Mexico—Foreign Investment Policy.”

The Government owns a substantial majority of each development bank’s capital. In addition, under the laws establishing NAFIN, BANOBRAS and BANCOMEXT, the Government is responsible, at all times, for the transactions between these development banks and foreign private, governmental and inter-governmental institutions, among others. Such statutory responsibility does not extend to transactions between each of the development banks and non-Mexican individuals. There is no specific procedure and no time period to enforce the Government’s statutory responsibility. Additionally, the Government’s statutory responsibility is subject to its legal and budgetary restrictions.

The Bank of Wellbeing, formerly called the Banco del Ahorro Nacional y Servicios Financieros (National Savings and Financial Services Bank), is intended to deliver funds from the Government’s social programs using transparent methods to more than 20 million beneficiaries and address the specific needs of migrants by offering the best exchange rates on remittances.

Banking Supervision and Support

During 2022, the capital and liquidity levels of commercial banks exceeded regulatory minimums. Additionally, an increase in the value of the financial assets of banks, partly driven by an increase in loans granted by commercial banks, contributed to the financial system’s resilience.

National Banking and Securities Commission (CNBV)

Under the LIC, the CNBV authorizes both commercial and development banks’ operation as instituciones de banca múltiple (multiple banking institutions) and is responsible for their supervision. The CNBV has the authority to make inspection visits and impose sanctions for a bank’s failure to comply with the LIC or any regulations thereunder. The CNBV also oversees financial holding companies, banks and securities dealers and has the power to declare an intervención (managerial intervention) or resolución (liquidation) and manage a financial group at either the holding or operating company level.

Bank Supervision Policy

The Government has instituted various programs to supervise the banking system. These programs and measures include, among others, the strengthening of the CNBV’s authority to supervise and intervene in the activities of financial holding companies, and the CNBV’s adoption of significant changes to the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.

The Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita (Federal Law for the Prevention and Identification of Operations with Resources of Illicit Origin) establishes measures and procedures for the identification, through inter-institutional coordination, of specific non-financial sector operations between individuals that could present a higher risk of illicit resource use.

The capital requirements under the Third Basel Accord (Basel III) issued by the Basel Committee on Banking and Supervision, which provides global regulatory standards with respect to adequate bank capital and liquidity, became effective in Mexico on January 1, 2013, and the Resolución que Modifica las Disposiciones de Carácter General Aplicables a las Instituciones de Crédito (Resolution Modifying the General Provisions Applicable to Credit Institutions) of June 22, 2016 aimed to bring Mexico into full compliance with the Basel III requirements.

The Basel III post-crisis regulatory reforms endorsed by the Basel Committee on Banking Supervision entered into force in Mexico on January 1, 2022, and Banco de México and the CNBV will work to progressively implement the reforms within the established deadlines over the subsequent five years. The Group of Central Bank Governors and Heads of Supervision and the oversight body of the Basel Committee on Banking Supervision met on December 16, 2022 to endorse: (i) a finalized prudential standard for banks’ exposures to cryptoassets to be implemented by January 1, 2025, and (ii) the Basel Committee’s work program and strategic priorities for 2023–2024. For more information regarding Mexico’s joint work with the Basel Committee on Banking Supervision, see “Recent Developments—Financial System—Banking Supervision and Support.”

The CNBV publishes the ICAP on a regular basis. The ICAP for multiple banking institutions is the ratio of their net capital as compared to their credit risk weighted assets, market risk and operational risk and is intended to measure the resilience of multiple banking institutions in the event of unexpected losses. In April 2020, the CNBV announced new temporary capitalization facilities that allowed multiple banking institutions to use up to 50% of their supplemental capital buffer, with the aim of incentivizing lending during the pandemic. In September 2020, the CNBV extended the facilities through December 2021, which were gradually phased out during 2022. At the end of December 2022, the ICAP for the multiple banking sector was 19.0%, as compared to 19.5% at the end of December 2021. As a result, the multiple banking institutions fell under the first “early warning” category, indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the event of unexpected loss scenarios. No immediate supervisory actions by the CNBV are required at this stage.

On September 19, 2019, the CNBV joined the Central Banks and Supervisors Network for Greening the Financial System (NGFS), a group of sixty-six central banks and supervisors that share best practices to contribute to environmental and climate risk management in the financial sector and mobilize mainstream finance to support a sustainable economy.

The FSB published on March 19, 2020 its peer review report of Mexico, which found that financial authorities in Mexico had made progress in implementing the Group of Twenty (G20) commitments on over-the-counter (OTC) derivatives reforms, including initiatives like comprehensive requirements for trade reporting, central clearing and platform trading, with a strong focus on quality, public transparency and analysis of trade repository data. The report also concluded that further steps could be taken in order to uphold the commitments, including (i) implementing any remaining over-the-counter derivatives reforms on a timely basis, including margin and final capital requirements for non-centrally cleared derivatives; (ii) expanding the authority of the CNBV for aspects of the supervision and enforcement of conduct of market participants; and (iii) expanding the scope and sharing of trade repository data, including removing barriers to full reporting of Mexican trade repository data to foreign trade repositories.

As part of the OTC derivatives reforms, on December 14, 2022 Banco de México published rules to facilitate the aggregation and identification of OTC derivative transactions data, and to adopt standardized elements including the Unique Product Identifier and the Unique Transaction Identifier, with the goal of improving the quality of information regarding such transactions and contributing to international efforts to identify excessive risk levels.

In April 2020, the Ministry of Finance and Public Credit and the CNBV declared that financial institutions could continue to operate during the COVID-19 pandemic because they were engaged in essential activities. The CNBV also took several measures to mitigate the negative economic impact of the COVID-19 pandemic, including, among others: (i) deferring interest payments on consumer, housing and commercial loans; (ii) modifying regulations regarding capitalization; (iii) extending deadlines for issuers to present information to the CNBV; (iv) temporarily loosening identification standards for opening accounts and granting credits; (v) enabling requests for loan restructuring; and (vi) improving the regulatory facilities for credit restructurings.

The CNBV revoked domestic lender Banco Ahorro Famsa’s (BAF) commercial banking license on June 30, 2020 due to inappropriate risk management, granting credits above regulatory limits, improper record-keeping and recurrent noncompliance with various regulatory provisions. The savings deposits in BAF are protected by the Instituto para la Protección del Ahorro Bancario (Institute for the Protection of Bank Savings, or IPAB). IPAB will use resources from the Fondo de Protección al Ahorro Bancario (Bank Savings Protection Fund), which receives monthly installments from multiple banking institutions, to reimburse the deposits. Following this revocation, Grupo FAMSA, S.A.B. de C.V., the parent company of BAF, declared bankruptcy in Mexico and Chapter 15 bankruptcy in the U.S. On November 11, 2020, the IPAB was notified of the ruling to begin the judicial liquidation of BAF.

On June 30, 2021, the court in charge of the liquidation of BAF published a ruling recognizing and establishing a priority ranking for creditors of BAF in the Official Gazette. A notice announcing the permanent closure of all BAF offices was published in the Official Gazette on December 8, 2022.

Institute for the Protection of Bank Savings (IPAB)

IPAB is a decentralized instrumentality of the Government that is tasked with administrating Mexico’s bank savings protection system. Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities. IPAB’s net liabilities are not considered public sector debt. In emergency situations, IPAB is permitted to obtain additional financing every three years, in an amount not to exceed 6% of Mexican banking institutions’ total liabilities, without the need for authorization from Congress. In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells, through auctions conducted in Mexico by Banco de México, peso-denominated debt securities known as Bonos de Protección al Ahorro (Savings Protection Bonds, or BPAs).

IPAB also manages a deposit insurance program, which is assessed per person or entity, per banking institution. Currently, deposit insurance is limited to 400,000 Unidades de Inversión (Investment Units, or UDIs), an index unit of funds that can be traded in currency markets and whose value in pesos is indexed to inflation on a daily basis as measured by the change in the INPC. For the past ten years, IPAB has also undertaken the sale of loan portfolios, including significant sales of commercial loan assets. At the end of December 31, 2022, IPAB’s balance was Ps. 69,905 million, 44.8% higher than the previous year.

Bank Support Policy

The Government has instituted various programs to rescue troubled banks and a number of additional measures to generally support the banking system. These programs and measures include, among others: an increase in the capitalization requirements for Mexican banks, including new capital reserve requirements introduced by Banco de México; an increase in permitted foreign and domestic investment in Mexican financial institutions; the creation of a number of debtor support programs to restructure past-due loans; the establishment of the Programa de Capitalización Temporal de la Banca (Temporary Capitalization Program), a voluntary program designed to assist viable but undercapitalized banks; and the provision of foreign exchange credit windows through the Fondo Bancario de Protección al Ahorro (Banking Fund for the Protection of Savings, or FOBAPROA) to help banks meet U.S. dollar liquidity needs.

Mexico’s bankruptcy procedures include joint procedimientos de concurso mercantil (insolvency proceedings) for entities of the same corporate group and an IPAB-supervised liquidation procedure for credit institutions.

Mexico’s Banking Resolution Regime includes, among other things: (1) regulation for the granting and execution of loan guarantees, which creates legal certainty for creditors and thereby favorably impacts the expansion of credit, (2) a commercial framework, which aims to reduce procedural times in trials, (3) streamlined bankruptcy processes that empower merchants to file suits collectively when a company is part of the same corporate group and (4) an arbitration system for disputes pertaining to financial matters between institutions and individuals.

In 2020, the FSB analyzed and approved the operating rules of the Comité de Finanzas Sostenibles (Sustainable Finance Committee), promoting the transition of Mexico’s financial system towards a more sustainable and stable system. In addition, four working groups were formed: (1) Development of Sustainable Taxonomy (coordinated by the Ministry of Finance), (2) Measurement of Environmental, Social and Governance Risks (ESG) (coordinated by Banco de México), (3) Capital Mobilization (coordinated by the Comisión Nacional del Sistema de Ahorro para el Retiro (National Commission for the Retirement Savings System) and Banco de México), and (4) Disclosure of Information and Commitment to ESG Standards (coordinated by the CNBV).

Banco de México decided on September 15, 2020 to extend until February 28, 2021 the term of the facilities that it announced on April 21, 2020, and on February 25, 2021 further extended the term until September 30, 2021. The facilities were intended to: (i) promote the orderly development of the financial markets, (ii) strengthen credit-granting channels, and (iii) provide liquidity for the healthy development of the financial system. Banco de México and CNBV also agreed to extend until March 1, 2021 the period of exceptions to the liquidity provisions for multiple banking institutions first announced by the Comité de Regulación de Liquidez Bancaria (Banking Liquidity Regulation Committee, or CRLB) on April 8, 2020. On August 23, 2021, the disposiciones de carácter general sobre los requerimientos de liquidez para las Instituciones de Banca Múltiple (general provisions on liquidity requirements for multiple banking institutions), were published in the Official Gazette, becoming effective on March 1, 2022. In June 2022, the liquidity and financing measures implemented by the authorities in response to the COVID-19 pandemic expired.

Credit Allocation by Sector

The following table shows the allocation, by sector, of credit extended by commercial and development banks at each of the dates indicated.

Table No. 47 – Credit Allocation by Sector(1)

	December 31,
	2018		2019		2020(2)		2021(2)		2022(2)

	(in billions of pesos and as % of total)
Agriculture, forestry and fishing	Ps. 100.1	2%	Ps. 114.7	2%	Ps. 109.4	2%	Ps. 117.5	2%	Ps. 129.4	2%
Industry	1,333.0	22	1,328.8	21	1,308.3	21	1,317.8	20	1,412.0	19
Services and other activities	1,437.6	23	1,527.0	24	1,543.4	25	1,564.2	24	1,777.4	25
Housing credit	804.0	13	878.7	14	1,028.6	16	1,130.5	17	1,255.4	17
Spending credit	842.5	14	907.0	14	856.0	14	883.0	14	1,026.3	14
Statistical adjustment	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0
Financial sector	637.8	10	611.6	10	501.8	8	480.1	7	555.7	8
Public sector	859.0	14	890.3	14	875.3	14	944.9	14	1,003.2	14
Others	25.9	0	7.8	0	0.0	0	0.0	0	0.0	0
External sector	99.1	2	87.9	1	70.7	1	81.3	1	93.0	1

Total	6,139.2	100%	6,353.8	100%	6,293.5	100%	6,519.1	100%	7,252.5	100%

Interbank sector	1.0		1.5		1.8		1.5		0.5

Note: Numbers may not total due to rounding.

(1)	Includes both commercial and development banks.
(2)	Preliminary figures.

Source: Banco de México.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

The Comisión Nacional de Seguros y Fianzas (National Insurance and Surety Commission, or CNSF) is a decentralized governmental agency tasked with supervising the insurance and surety sectors. The CNSF has the authority to inspect and impose sanctions on institutions in these sectors for failing to comply with the Ley de Instituciones de Seguros y de Fianzas (Insurance and Surety Institutions Law) or any other applicable regulations.

Non-Mexican financial groups and financial intermediaries are permitted, through Mexican subsidiaries, to engage in various activities in Mexico, including providing insurance.

Foreign investors are permitted to hold up to 49% of the equity in Mexican insurance companies pursuant to the Insurance and Surety Institutions Law. In addition, foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the equity in a Mexican insurance company. Mexican insurance companies may use the services of intermediaries located in Mexico or abroad for their reinsurance transactions and may issue non-voting or limited-voting shares, as well as subordinated debt obligations. Foreign insurance companies are also permitted, with the prior approval of the Ministry of Finance and Public Credit, to establish representative offices in Mexico.

Financial intermediaries are governed by the Ley General de Organizaciones y Actividades Auxiliares del Crédito (General Law of Auxiliary Credit Organizations and Activities), as amended. This law provides that: (1) no individual or entity is permitted to hold, directly or indirectly, more than 10% of the paid-in capital of financial intermediaries without the Ministry of Finance and Public Credit’s prior authorization, (2) auxiliary credit institutions and foreign exchange brokers are required to allocate 10% of their profits to a capital reserve fund until that fund equals their paid-in capital, (3) financial leasing companies are entitled to judicial remedies to enforce the repossession of goods leased in the event of a default by the lessee, (4) the CNBV is authorized to prevent auxiliary credit institutions from using misleading documentation, and (5) the CNBV is authorized to inspect and survey both regulated and non-regulated sociedades financieras de objeto múltiple (multiple purpose financial entities). The General Law on Auxiliary Credit Organizations and Activities was amended in March 2018 to permit electronic payments, subject to regulation by the FINTECH Law.

Foreign investors may purchase up to 49% of the equity of auxiliary credit institutions. Foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the capital stock of auxiliary credit institutions.

The Ley de Fondos de Inversión (Investment Funds Law) takes measures to make the regulation of investment funds more efficient by improving corporate governance and internal procedures and controls. This law recognizes the role and responsibility of independent external auditors by establishing the rules governing their interaction with investment funds and underscoring the need for both impartiality and the adequate handling of conflicts of interest.

The CNSF reported that as of December 31, 2022, the insurance and sureties market included 113 institutions and issued Ps. 707 billion in premiums. In 2022, direct premiums in the insurance sector decreased 3% compared to 2021, declining from Ps. 693 billion to Ps. 673 billion. The surety sector recorded 17.6% growth in direct premiums, increasing from Ps. 12 billion at the end of December 2021 to Ps. 15 billion in 2022.

Financial Technology

The FINTECH Law regulates the organization, operation, functioning and authorization of companies that offer alternative means of access to finance and investment, such as crowdfunding, the issuance and management of electronic payments and the exchange of virtual assets or cryptocurrency. The FINTECH Law also establishes new types of financial entities: Crowdfunding and Electronic Payment Institutions. These entities, which require approval from the CNBV, undertake financing, investment, savings, payments or transfer activities through interfaces like electronic applications, the internet or any other means of electronic or digital communications.

The FINTECH law was updated on January 28, 2021 to include provisions related to electronic payment fund institutions, with the goal of consolidating security measures and guidelines for electronic payment institutions, preserving their technological infrastructure and preparing business continuity plans.

CoDi is a digital platform that facilitates payment and collection transactions for users through electronic transfers on mobile devices. This platform was launched by Banco de México in September 2019 to increase banking usage, encourage widespread participation in financial transactions, promote more efficient transactions and reduce the use of cash. CoDi operates under a payment request scheme on a mobile application and permits payment settlements in real time without transaction fees.

In October 2019, the CNBV became a member of the Global Financial Innovation Network (GFIN), an alliance of financial regulators and related organizations that facilitates interaction and the sharing of financial innovation and cross-border best practices between firms and regulators.

Securities Markets

The Mexican Stock Exchanges

The Bolsa Mexicana de Valores (Mexican Stock Exchange, or BMV) is the largest authorized stock exchange involved in the listing and trading of equity and debt securities in Mexico. The securities listed and traded on the Mexican Stock Exchange include: (1) stocks and bonds of private sector corporations, (2) equity certificates or shares issued by banks, (3) commercial paper, (4) bankers’ acceptances, (5) certificates of deposit, (6) Government debt, and (7) special hedging instruments. The Mexican Stock Exchange is a sociedad anónima bursátil de capital variable (public company).

As part of its program to develop the Mexican securities market, the Ministry of Finance and Public Credit published a concession for a new stock exchange in August 2017. The new Bolsa Institucional de Valores (Institutional Stock Exchange, or BIVA) began operations on July 25, 2018. The Institutional Stock Exchange is a sociedad anónima de capital variable (private company). As of December 2022, the Institutional Stock Exchange reported 20.8% market participation and Ps. 160,206 million in listed securities. On December 31, 2022, the IPC stood at 48,463.9 points, representing a 9.0% decrease from the level at December 31, 2021.

The Ley del Mercado de Valores (Securities Market Law) governs the sale and purchase of securities in Mexico. This law includes an Oferta Restringida (Restricted Offer) regime, which allows issuers of securities to engage in public offerings directed exclusively at certain classes of investors. The law also establishes that placement programs can be used by all issuers, thereby facilitating the security registration process and certain public offerings, including public offerings of equity securities.

The Disposiciones de Carácter General Aplicables a las Bolsas de Valores (General Provisions Applicable to Securities Exchanges) set forth several measures to strengthen the regulatory framework applicable to securities exchanges, including, among others, enhanced internal controls of the securities exchanges, rules covering the disclosure of material market information and the establishment of contingency plans for securities exchanges experiencing operational distress.

Mexican Stock Exchange Performance

The Mexican Stock Exchange publishes the Stock Market Index based on a group of the thirty-five most actively traded shares. The following table provides the index, along with two other metrics for the performance of the Mexican Stock Exchange.

Table No. 48 – Mexican Stock Exchange Performance (In Billions of U.S. Dollars, Except Index)

	2018	2019	2020	2021	2022
Index (points)	41,640.3	43,541.0	44,066.9	53,272.4	48,463.9
Market capitalization	384.9	415.1	399.2	459.6	454.4
Value of transactions	119.5	99.9	91.7	101.4	111.5

Source: Banco de México/Mexican Stock Exchange.

In 2022, equity securities, including shares and certificates of patrimonial contribution, accounted for 99.84% of transactions on the Mexican Stock Exchange. Infrastructure trusts accounted for 0.16% of transactions, while fixed income securities, including commercial paper, notes, bonds and ordinary participation certificates, accounted for 0.00% of transactions.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Policy

Mexico uses an economic development model based on increasing its foreign trade returns. In order to do so, Mexico primarily focuses on expanding its total exports through various trade, fiscal, financial and promotional measures to grow and increase the competitiveness of its non-oil exports.

For several decades, Mexico’s foreign trade policy has focused on removing barriers to foreign trade, which has resulted in an increase in Mexican non-oil exports and has led to increased importance of manufactured goods relative to agricultural products.

The Ley de Comercio Exterior (Foreign Trade Law) grants the President broad powers to establish import and export duties, as well as other trade restrictions. This law also created the Comisión de Comercio Exterior (Foreign Trade Commission), an administrative body of the Administración Pública Federal (Federal Public Administration) for mandatory consultations with respect to foreign trade matters, including the imposition of countervailing duties, which are import duties imposed under the World Trade Organization’s (WTO) rules to neutralize the effect of a foreign country’s subsidy of its exports. In addition, the Foreign Trade Law defines and regulates unfair trade practices, thereby aligning Mexico’s regulatory trade framework more closely with current international practices and standards.

Mexico’s largest export trading partners are the United States, Canada, China, Germany and South Korea, with several other countries located in Europe, South America and eastern Asia also representing significant export trading partners. Mexico has a large number of free trade agreements with trade partners around the world.

Actions that have been, or may be, taken by the U.S. administration relating to trade, tariffs and immigration can impact economic and other conditions in Mexico, including exchange rates, interest rates, inflation, foreign direct investment and foreign relations.

Mexico has several initiatives to assist with increasing global trade and meeting international obligations. On March 3, 2021, the Ministry of Economy and the Inter-American Development Bank (IDB) presented Comercia MX, a new digital platform aimed at helping businesses gain information to help them enter global markets. The Comité Nacional de Facilitación del Comercio (National Committee for Trade Facilitation) started operating on March 16, 2021 and currently has the Banco de México, the Servicio de Administración Tributaria, the Comisión Nacional de Mejora Regulatoria, and the Comisión Federal de Competencia Económica as permanent guests. This Committee is aimed at facilitating coordination between agencies, entities of the Federal Public Administration and autonomous constitutional bodies that participate in the regulation of programs related to foreign trade in order to help Mexico meet international commitments under the World Trade Organization Trade Facilitation Agreement.

Foreign Trade Performance

The global economic slowdown, disruptions in global supply chains, and volatile inflation rates in global supply chains, especially with respect to manufactured goods, have had, and are likely to continue to have, a material impact on Mexico’s foreign trade performance.

According to preliminary figures, during 2022, Mexico registered a trade deficit of U.S.$26.4 billion, compared to a trade deficit of U.S.$10.9 billion in 2021. This increased deficit was the result of: (i) a decrease in the non-oil balance surplus from U.S.$13.7 billion in 2021 to U.S.$8.5 billion in 2022; and (ii) a higher deficit in the oil products balance from U.S.$24.6 billion deficit in 2021 to U.S.$34.9 billion deficit in 2022.

According to preliminary figures, during 2022, total imports (excluding services) increased by 19.6% as compared to 2021. This was mainly caused by annual increases of 17.4% in non-oil imports and 37.6% in oil imports. Intermediate goods comprised 78.7% of imports, while consumer goods and capital goods comprised 13.3% and 8.0% of imports, respectively.

According to preliminary figures, during 2022 total exports (excluding services) increased by 16.9% as compared to 2021. This was mainly caused by annual increases of 15.8% in non-oil exports and 34.2% in oil exports. The most significant annual increases in exports were of automotive products (13.8%), textile products, clothing, and the leather industry (11.0%), professional and scientific equipment (6.4%), and food, beverages, and tobacco (2.4%). The annual increase in exports of automotive products was the result of an increase of 9.8% in sales to the United States and an increase of 39.6% in sales to other markets.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 49 – Exports and Imports

	2018		2019		2020		2021(1)		2022(1)

	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	30,629	U.S.$	25,794	U.S.$	17,655	U.S.$	29,390	U.S.$	38,972
Crude oil		26,540		22,361		14,855		24,449		31,625
Other		4,089		3,433		2,800		4,942		7,347
Non-oil products		420,083		434,810		399,515		465,559		538,763
Agricultural		16,508		17,832		18,285		19,922		21,192
Mining		6,232		6,189		7,407		9,555		9,150
Manufactured goods(2)		397,344		410,789		373,823		436,082		508,422

Total merchandise exports		450,713		460,604		417,717		494,949		577,735

Merchandise imports (f.o.b.)
Consumer goods		63,118		61,158		45,980		62,025		80,267
Intermediate goods(2)		355,657		352,847		303,733		403,151		476,145
Capital goods		45,528		41,236		33,273		40,528		48,203

Total merchandise imports		464,302		455,242		382,986		505,703		604,615

Trade balance	U.S.$	(13,590)	U.S.$	5,362	U.S.$	34,185	U.S.$	(10,754)	U.S.$	(26,879)

Average price of Mexican oil mix(3)	U.S.$	61.41	U.S.$	55.53	U.S.$	36.24	U.S.$	65.78	U.S.$	89.35

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

Mexico has a number of international agreements in place that promote free trade and economic cooperation at the multilateral, regional and bilateral levels.

Multilateral

Mexico became a member of the WTO when the WTO superseded the General Agreement on Tariffs and Trade (GATT) in 1995. Mexico actively participates in WTO’s multilateral trade negotiations. Mexico is also a member of the Asia-Pacific Economic Cooperation (APEC).

The Pacific Alliance, a trade bloc committed to the liberalization of trade flows and commercial integration, especially with respect to the Asia-Pacific region, was formed on April 28, 2011 between Mexico, Chile, Colombia and Peru. On July 21, 2021, the Pacific Alliance and Singapore concluded negotiations for Singapore to become the first partner state to the trade bloc under a free trade agreement. In July and November 2022, Costa Rica and Honduras, respectively, submitted their formal application to join the Pacific Alliance, of which Mexico is the pro tempore president.

On March 8, 2018, the Minister of Economy signed the Tratado Integral y Progresista de Asociación Transpacífico (Comprehensive and Progressive Agreement for Trans-Pacific Partnership, or CPTPP) on behalf of Mexico, together with the trade ministers of Australia, Brunei, Canada, Chile, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam. The Senate ratified the CPTPP on April 24, 2018 and the agreement is currently in force for Mexico, Australia, Canada, Japan, New Zealand, Singapore (as of December 30, 2018), Vietnam (as of January 14, 2019), Peru (as of September 19, 2021) and Malaysia (as of November 29, 2022); for the remaining signatories, the CPTPP will take effect 60 days after their ratification. On June 2, 2021, the ministers and senior officials of the eleven member countries of the CPTPP established a working group for the accession of the United Kingdom to the trade agreement, and China and Taiwan formally requested their accession to the CPTPP on September 16 and 22, 2021, respectively. On November 30, 2022, Uruguay formally requested its accession to the CPTPP.

Regional

At the regional level, Mexico is a member of the USMCA, which replaced the North American Free Trade Agreement (NAFTA) in 2018. The USMCA, signed by the presidents of Mexico, the United States and Canada on November 30, 2018, is meant to modernize the free trade relationship between the three countries by supporting mutually beneficial trade leading to freer, fairer markets and robust economic growth in the region. On June 19, 2019, the Mexican Senate ratified the USMCA.

The United States announced on May 17, 2019 an agreement with Canada and Mexico to remove the tariffs for steel and aluminum imports from Canada and Mexico that it had previously imposed on June 1, 2018 and to remove all retaliatory tariffs imposed on U.S. goods by Canada and Mexico. The agreement provides for aggressive monitoring and a mechanism to prevent surges in imports into the United States of steel and aluminum. If surges in imports of specific steel and aluminum products occur, the United States may re-impose tariffs on those products. Any retaliation by Canada and Mexico would then be limited to steel and aluminum products.

Representatives of Mexico, the United States and Canada signed the Protocolo Modificatorio del Tratado entre México, Estados Unidos y Canadá (Protocol Modifying the Treaty between Mexico, the United States and Canada, or the Modifying Protocol) on December 10, 2019. The Modifying Protocol includes changes to provisions in the USMCA related to labor, the environment and dispute resolution. The USMCA, as modified by the Modifying Protocol, has now been ratified by Mexico.

The USMCA became effective on July 1, 2020 and the Government published and amended several laws to carry out its commitments under the USMCA. The new laws are: Ley Federal de Protección a la Propiedad Industrial (Federal Law for the Protection of Industrial Property), Ley de Infraestructura de la Calidad (Quality Infrastructure Law), y Ley de los Impuestos Generales de Importación y de Exportación (General Tax on Imports and Exports Law). The amended laws are: Federal Criminal Code, Ley Federal del Derecho de Autor (Federal Copyright Law), y Ley Aduanera (Customs Law).

On August 20, 2021, Mexico submitted dispute settlement consultations with the United States in relation to the United States’ interpretation of regional value content requirements for passenger vehicles and light trucks. Mexico argued that because the USMCA allows for several methods to calculate the regional value content of those vehicles, the U.S.’s interpretation of the requirements was inconsistent with its commitments under the USMCA. On January 6, 2022, Mexico requested that a panel be established to resolve the matter, and Canada requested to join as a co-complainant on January 13, 2022. For more information on the dispute regarding regional value content requirements under the USMCA, see “Recent Developments—Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Relations and Agreements.”

On July 20, 2022, the United States and Canada each requested dispute settlement consultations with Mexico in relation to Mexico’s energy policies, claiming that certain actions taken by Mexico were inconsistent with its commitments under the USMCA. On December 12, 2022, Mexico presented a working plan aimed at amicably resolving the dispute settlement consultations requested. Under the working plan, Mexico proposed creating a technical working team to answer the third round of questions in connection with the consultations, as well as working groups to address the legal status of Mexico’s Electric Power Industry Law and the reform to such law published in the Official Gazette on March 9, 2021, protections of companies, the transition to ultra-low sulfur diesel, and the status of pipelines established in the north of Mexico.

Bilateral

Mexico also is party to free trade agreements and other similar agreements with the following countries/unions: Bolivia, Chile, Colombia, Costa Rica, the Northern Triangle (El Salvador, Guatemala and Honduras), the EU, the European Free Trade Association (Iceland, Liechtenstein, Norway and Switzerland), Israel, Japan, Nicaragua, Panama, Peru and Uruguay.

Mexico entered into an acuerdo de complementación económica (economic complementation agreement, or ACE), dated September 27, 2002, with each of Argentina, Brazil, Paraguay and Uruguay, the founding members of the Mercado Común del Sur (MERCOSUR). The ACEs with each of Argentina, Brazil and Uruguay entered into force for Mexico on January 1, 2003, and the ACE with Paraguay entered into force on February 1, 2011.

Mexico and the EU concluded negotiations on the Tratado de Libre Comercio entre México y la Unión Europea (Free Trade Agreement between Mexico and the European Union, or TLCUEM) on April 28, 2020. The modernization of Mexico’s free trade agreement with the EU was a priority in Mexico’s trade agenda. By 2022, imports to Mexico from the EU and exports from Mexico to the EU increased by 16.5% and 3.1%, respectively, compared to the previous year. The Commissioner for Trade of the European Commission and the Minister of Economy finalized the scope of the reciprocal opening of public procurement markets, including a high level of predictability and transparency in public procurement processes. The TLCUEM includes duty-free trade on almost all goods between the EU and Mexico, progressive rules on sustainable development, measures to protect investments and simpler customs procedures.

In July 2017, Mexico and the United Kingdom discussed options to continue and strengthen their economic and cooperative relations in the context of Mexico’s trade agenda and the departure of the United Kingdom from the EU. When the United Kingdom officially ceased to be a member state of the EU on January 31, 2020, the Government announced that Mexico and the United Kingdom would maintain the preferential trade relationship that they previously had under the TLCUEM and that the Ministry of Economy would continue exploring possible trade scenarios with the appropriate U.K. officials. On December 15, 2020, Mexico and the United Kingdom signed a trade continuity agreement. The agreement, which was ratified by the Senate on March 10, 2021 and entered into force on June 1, 2021, preserves preferential trade conditions, grants specific tariff rates and provides a platform to promote greater market liberalization between Mexico and the United Kingdom after the latter country’s exit from the EU. Under the continuity agreement, both countries have committed to negotiating a new, broader and longer-lasting free trade agreement within a three-year period. From July 11 to 15, 2022, Mexico and the United Kingdom held the first round of negotiations concerning the countries’ Free Trade Agreement.

The Agreement for the Reciprocal Protection and Promotion of Investments (APPRI), entered into by Mexico and Hong Kong on June 16, 2021, is one of Mexico’s 30 reciprocal agreements with other countries and seeks to promote economic cooperation by granting non-discriminatory treatment to their investors, allowing the free transfer of capital, providing access to international arbitration to resolve disputes and granting compensation in the event of expropriation. In 2022, Mexico held negotiations to modernize its APPRIs with China, South Korea and Switzerland.

Mexico continued to enter into bilateral agreements with other countries in 2022. In September, during the tenth meeting of the Grupo de Trabajo de Alto Nivel (High Level Working Group) with China, the parties entered into cooperation agreements for investment in green development and the digital economy. Also in September, Mexico and Ecuador approved a new bilateral cooperation framework for 2022-2024, consisting of four projects in the production and trade, agriculture, biotechnology and health sectors. Finally, in December the U.S. and Mexico met to continue bilateral collaboration on key issues affecting the shared border, aiming to improve border security and promote North America’s economic competitiveness. These include close coordination on issues such as facilitating and expediting the legal flow of goods and people, modernizing border infrastructure, promoting public safety, and combatting transnational crime.

For additional information on Mexico’s foreign trade agreements, including its trade relationship with the U.K., see “Recent Developments—Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Relations and Agreements.”

Geographic Distribution of Trade

The following table shows the distribution of Mexico’s external trade for the periods indicated:

Table No. 50 – Distribution of Mexican Merchandise Exports(1)

	2018	2019	2020	2021(2)	2022(2)
Exports (f.o.b.):
U.S.	81.2%	82.0%	82.3%	82.1%	82.7%
Canada	3.4	3.3	2.8	2.8	2.9
EU	4.9	4.6	4.6	4.4	4.0
Of which:
Spain	0.3	0.3	0.3	0.3	0.3
U.K.(3)	0.5	0.6	0.6	0.6	0.5
Germany	1.7	1.6	1.6	1.6	1.5
Netherlands	0.5	0.5	0.5	0.5	0.4
China	1.7	1.6	1.9	2.0	2.0
Japan	0.8	0.9	0.9	0.9	0.8
Others	9.9	9.2	9.0	9.2	8.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

(1)	Includes the in-bond industry on a gross basis.
(2)	Preliminary figures.
(3)	EU data includes the United Kingdom for 2020 and 2021 during the Brexit transition period.

Source: Banco de México.

Table No. 51 – Distribution of Mexican Merchandise Imports(1)

	2018	2019	2020	2021(2)	2022(2)
Imports (f.o.b.):
U.S.	40.8%	40.1%	39.7%	38.1%	37.4%
Canada	2.4	2.3	2.2	2.3	2.4
EU	12.5	12.2	11.6	11.3	11.0
Of which:
Spain	1.3	1.1	1.1	1.0	1.0
U.K.(3)	0.6	0.6	0.5	0.5	0.5
Germany	4.3	4.3	3.9	3.8	3.4
Netherlands	0.4	0.3	0.3	0.4	0.3
China	20.1	20.1	20.7	22.2	22.2
Japan	4.4	4.4	3.9	3.8	3.4
Others	25.7	26.9	27.6	28.0	29.4

Total	100.0%	100.0%	100%	100.0%	100.0%

Note: Numbers may not total due to rounding.

(1)	Includes the in-bond industry on a gross basis.
(2)	Preliminary figures.
(3)	EU data includes the United Kingdom for 2020 and 2021 during the Brexit transition period.

Source: Banco de México.

In-bond Industry

The Mexican maquiladora (in-bond) industry is comprised of entities that import raw materials and component parts on a duty-free basis and, in turn, export their finished products, with suppliers only paying tariffs on a value-added basis for work done in Mexico. Initially established mostly along the Mexico-U.S. border, in-bond plants now operate in other regions of the country. By expanding production to these other regions, in-bond plants and suppliers have greater access to a larger and more diverse labor pool. This expansion has also provided in-bond plants with greater access to raw materials made available by Mexican suppliers. According to preliminary figures, 30.3% of the value added by the in-bond industry in 2022 involved the production of transportation equipment.

The following tables set forth the number of in-bond plants, the number of workers employed at in-bond plants and the revenues from in-bond operations at the end of each period indicated.

Table No. 52 – In-bond Industry(1)

	December 31,
	2018		2019		2020		2021(1)		2022(1)

	(yearly figures and percent change over prior year)
Number of in-bond plants	5,115	0.5%	5,144	0.6%	5,161	0.3%	5,184	0.4%	5,153	(0.6)%
Number of workers employed by in-bond plants	2,695,592	4.4%	2,678,633	(0.6)%	2,690,635	0.4%	2,791,909	3.8%	2,907,309	4.1%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Table No. 53 – In-bond Industry Revenues(1)

	December 31,
	2018		2019		2020		2021(1)		2022(1)

	(in billions of pesos and percent change over prior year)
Export Sales	Ps.3,109.1	8.4%	Ps.3,324.7	6.9%	Ps.3,128.0	(5.9)%	Ps.3,673.8	17.4%	Ps.4,218.3	14.8%
Domestic Sales	Ps.2,038.8	7.4%	Ps.1,979.9	(2.9)%	Ps.1,837.8	(7.2)%	Ps.2,272.4	23.7%	Ps.2,732.2	20.2%

Total Revenues	Ps.5,147.9	8.0%	Ps.5,304.5	3.0%	Ps.4,965.8	(6.4)%	Ps.5,946.2	19.7%	Ps.6,950.5	16.9%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Balance of Payments and International Reserves

The balance of payments is a system of recording all of a country’s economic transactions with the rest of the world over a one-year period. The following table sets forth Mexico’s balance of payments for the periods indicated.

Table No. 54 – Balance of Payments

	2018		2019		2020(1)		2021(1)		2022(1)

	(in millions of dollars)
Current account(2)	U.S.$	(26,137)	U.S.$	(5,823)	U.S.$	22,665	U.S.$	(8,109)	U.S.$	(17,829)
Credits		538,607		554,578		494,713		595,546		704,354
Merchandise exports (f.o.b.)		451,082		460,940		417,323		495,275		578,223
Non-factor services		39,613		41,524		26,252		37,945		48,075
Transport		6,049		5,883		4,805		5,313		6,130
Tourism		22,526		24,573		10,996		19,765		28,016
Insurance and pension		3,285		3,120		3,088		3,618		3,806
Financial Services		530		530		544		617		756
Others		7,223		7,419		6,821		8,632		9,367
Primary Income		13,386		14,837		9,375		9,856		18,783
Secondary Income		34,526		37,277		41,763		52,471		59,272
Debits		564,744		560,401		472,048		603,655		722,183
Merchandise imports (f.o.b.)		464,850		455,772		383,172		506,005		605,302
Non-factor services		52,499		51,820		41,724		52,965		63,313
Transport		15,964		15,362		12,653		20,827		26,411
Tourism		11,230		9,881		3,475		5,147		7,072
Insurance and pensions		4,851		6,273		5,561		6,599		6,965
Financial Services		3,460		3,359		2,892		2,913		3,458
Others		16,995		16,946		17,144		17,479		19,407
Primary Income		46,120		51,664		46,185		43,561		52,366
Secondary Income		1,275		1,144		967		1,125		1,203
Capital account		(65)		(56)		(13)		(48)		(72)
Credits		237		299		260		220		243
Debits		301		355		273		268		315
Financial account		(31,344)		(15,987)		21,338		(842)		(14,614)
Direct investment		(25,736)		(23,938)		(25,941)		(33,077)		(21,561)
Portfolio investment		(8,605)		(7,076)		10,309		41,579		5,096
Financial derivatives		410		1,673		(1,800)		2,114		2,924
Other investment		2,104		10,716		26,780		(21,745)		619
Reserve assets		483		2,638		11,990		10,288		(1,692)
International reserves		934		6,644		16,029		8,689		(6,602)
Valuation adjustment		451		4,006		4,039		(1,600)		(4,909)
Errors and omissions		(5,142)		(10,109)		(1,314)		7,316		3,287

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

Current Account

From 1988 to 2019, Mexico had registered a deficit in its current account, primarily due to the Government’s liberalization of trade policies that increased private sector imports. In 2022, Mexico’s current account registered a deficit of 0.9% of GDP, or U.S.$13.4 billion, an increase from the current account deficit in 2021 of 0.6% of GDP, or U.S.$8.2 billion. The increase in the current account deficit, as compared to 2021, was principally due to the significant increase in the balance deficit of oil merchandise and the decrease in the surplus of the balance of non-oil merchandise oil takers, which was partially offset by income from remittances and travel.

Capital Account

From 2018 to 2021, Mexico’s capital account registered a deficit. In 2022, the capital account registered a deficit of U.S.$72 million, compared to a deficit of U.S.$48 million in 2021 as set forth in the table above.

Financial Account

Mexico’s financial account records investment flows and, together with the capital account, balances the current account after accounting for statistical discrepancies, accounting conventions and exchange rate movements that affect the recorded value of transactions. Mexico’s financial account registered deficits in 2018, 2019, 2021 and 2022, and registered surpluses in 2020, as set forth in the table above.

Mexico’s financial account registered outflows of U.S.$14.6 billion in 2022, an increase from outflows of U.S.$0.8 billion in 2021, as set forth in the table above.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 55 – International Reserves and Net International Assets

	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets(3)

	(in billions of dollars)
2018	174.6	176.1
2019	180.7	184.2
2020	195.7	199.1
2021(4)	202.4	207.7
2022(4)	199.1	201.1

(1)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(2)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(3)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(4)	Preliminary figures.

Source: Banco de México.

Over the past five years, Banco de México’s international reserves generally demonstrated a stable trend. At December 30, 2022, Banco de México’s international reserves had decreased U.S.$3.3 billion from the amount at December 31, 2021, and Banco de México’s net international assets had decreased U.S.$6.7 billion from the amount at December 31, 2021. The changes in Banco de México’s international reserves and net international assets were primarily attributable to changes in valuations resulting from fluctuations of the exchange rate of the peso against other currencies, particularly the U.S. dollar.

Foreign Investment in Mexico

Mexico competes for foreign investment with many other countries, including China and nations in Eastern and Central Europe. The Government believes that it will be able to maintain continued access to foreign investment because of the increased competitiveness and productivity of Mexico’s economy.

Foreign Investment Policy

Mexico’s Ley de Inversión Extranjera (Foreign Investment Law) establishes a legal framework designed to encourage foreign investment in Mexico and to place certain limited restrictions on foreign investment in Mexico. For example, the Foreign Investment Law permits foreign investors to own 100% of a Mexican company’s capital stock if certain conditions are satisfied. The Foreign Investment Law also details which economic activities are reserved exclusively for the Government or for Mexican investors. It also delineates certain activities in which foreign investment may not exceed either 10%, 25%, 30% or 49% of the total investment without the approval of the Foreign Investment Commission.

In addition, the Foreign Investment Law allows foreign investors to purchase securities, known as ordinary participation certificates, that are based on equity securities issued by Mexican companies and traded on the Mexican Stock Exchange that would otherwise be restricted to Mexican investors, provided that certain conditions are satisfied. With the authorization of the Ministry of Economy, Mexican banks may establish investment trusts, with the banks acting as trustees to purchase these restricted equity securities on behalf of foreign investors. These trusts, in turn, issue ordinary participation certificates, which only grant economic rights to their holders, that may be acquired by foreign investors. Any and all voting rights are exercisable only by the trustee.

In May 2019, ProMéxico, a public trust that was formerly overseen by the Ministry of Economy, was disbanded and the trust transitioned its responsibilities to the Ministry of Economy and the Ministry of Foreign Affairs.

The Ministry of Foreign Affairs and the Mexican office of the United Nations Development Program presented the Mecanismo de Facilitación para la Inversión y Promoción en el Exterior (Foreign Investment and Promotion Facilitation Mechanism) in September 2022, in order to strengthen initiatives for the private sector and local governments to promote themselves abroad and attract foreign investment, as well as help foreign companies fulfill their investment projects in Mexico.

Foreign Direct Investment in Mexico

From 2018 to 2022, total accumulated foreign direct investment in Mexico, excluding any foreign direct investment not registered with Mexico’s Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry), totaled approximately U.S.$31.5 billion. The following table sets forth foreign direct investment in Mexico by sector for 2022.

Table No. 56 – Foreign Direct Investment by Sector

Percentage
Agriculture, Livestock, Fishing and Forestry	0.7%
Business Support Services	0.4%
Commerce	6.2%
Construction	3.7%
Educational Services	0.1%
Electricity and Water	2.5%
Financial Services	13.1%
Health Services	0.0%
Manufacturing	36.0%
Mass Media	12.7%
Mining	4.5%
Other Services	(0.3)%
Professional Services	0.2%
Real Estate and Rental Services	1.3%
Recreational Services	0.1%
Temporary Accommodations	3.6%
Transportation	15.1%

Source: Ministry of Economy.

According to preliminary figures, during 2022, foreign direct investment, including investment in real assets such as land, buildings or plants in Mexico, increased by 11.9% and inflows from foreign portfolio investment, such as purchases of Mexico-based stocks, bonds, commodities or money market instruments, including securities placed abroad, decreased by 5.1%, as compared to 2021.

The following table presents foreign direct investment in Mexico, as contained in the National Foreign Investment Registry by country of origin, and the cumulative totals from January 1, 2018 through December 31, 2022.

Table No. 57 – Foreign Direct Investment(1)

	Foreign Direct Investment in 2022(2)			Cumulative Total 2018-2022(2)

	(in millions of dollars, except percentages)
United States	U.S.$	15,021.6	42.6%	U.S.$	64,991.8	39.7%
Canada		3,780.1	10.7%		17,304.6	10.6%
Spain		1,637.9	4.6%		18,629.7	11.4%
Germany		215.2	0.6%		9,884.9	6.0%
Japan		1,838.8	5.2%		8,343.7	5.1%
France		421.7	1.2%		3,000.6	1.8%
United Kingdom		1,757.8	5.0%		5,780.6	3.5%
Brazil		252.9	0.7%		1,447.8	0.9%
Switzerland		114.8	0.3%		2,431.1	1.5%
Luxembourg		-2.2	0.0%		1,372.6	0.8%
Others		10,253.0	29.1%		30,507.1	18.6%

Total	U.S.$	35,291.6	100%	U.S.$	163,694.5	100%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Excludes foreign direct investment that has not been registered with the National Foreign Investment Registry.

Source: National Foreign Investment Commission.

Memberships in International Institutions

Mexico is currently a member of the following international financial institutions: the Caribbean Development Bank, the Central American Bank of Economic Integration, the EBRD, the Global Environmental Facility, the IADB, the IMF, the Andean Development Corporation, the North American Development Bank, the Special Development Fund, the Organization for Economic Co-operation and Development (OECD), the FSB, the GFIN, the International Fund for Agricultural Development, the WTO, the World Customs Organization and the World Bank (including the International Development Association and the International Finance Corporation).

PUBLIC FINANCE

General

Mexico’s annual budget (the Budget) includes revenues and expenditures of the Government, its ministries and the budget-controlled agencies. The Budget jointly comprises the Revenue Law and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal (Federal Expenditure Budget, or the Expenditure Budget).

Budget Process

The preparation of the Budget requires the participation and coordination of all Government ministries and agencies. The Ministry of Finance and Public Credit prepares the bill for the Revenue Law each fiscal year, which sets forth the revenues projected to be received by: (1) the Government and (2) certain of its agencies and its productive state-owned companies whose budgets require specific legislative approval during the succeeding fiscal year (budget-controlled agencies). In addition, the various ministries prepare expenditure estimates for their own operations and for all of the budget-controlled agencies under their jurisdiction, using the policy orientation and program guidelines established by the Ministry of Finance and Public Credit. Subsequently, the Ministry of Finance and Public Credit reviews these expenditure requests and prepares the expenditure bill for both the Government and the budget-controlled agencies.

The revenue bill must be presented and passed by both houses of Congress. Upon passage by both houses of Congress, the revenue bill becomes the Revenue Law, which provides ministries and budget-controlled agencies with the requisite authority for collecting taxes and other revenues, as well as for entering into financing arrangements.

In contrast, the bill for the Expenditure Budget only requires the approval of the Chamber of Deputies under the Constitution. Upon passage by the Chamber of Deputies, the expenditure bill becomes the Expenditure Budget, which authorizes ministries and budget-controlled agencies to incur expenses during the relevant fiscal year. In addition, the Chamber of Deputies must, through its Auditoría Superior de la Federación (Senior Audit Office), annually review the Cuenta Pública (Public Account), which sets forth the expenditures made by ministries and budget-controlled agencies during the previous fiscal year. Under the Constitution, expenditures may only be made by ministries or budget-controlled agencies if the expenditures are included in the Expenditure Budget or approved under a law subsequently passed by Congress.

Treatment of Public Sector Agencies and Enterprises

The information included in the Budget regarding the overall public sector revenues and expenditures is prepared on a consolidated basis and includes not only the revenues and expenditures of the Government, its ministries and the budget-controlled agencies but also that of other public sector agencies and the state-owned productive companies whose budgets are not subject to legislative approval (administratively-controlled agencies). Administratively-controlled agencies’ budgets are subject to Government review and, as with the budget-controlled agencies, the Ministry of Finance and Public Credit must approve all of their external financings.

Certain reforms with respect to public finance laws were published on November 6, 2020, terminating 109 public trusts and modifying certain other public trusts in order to make the use of the resources by those trusts more efficient and transparent. The different responsible units of the Government have transferred or will transfer to the Treasury of the Federation all federal public resources that are part of the trusts, mandates and similar public instruments, as provided for in the reforms. As of December 2022, a total of 207 trusts, mandates and similar public instruments were in force, while a total of 128 had been deregistered. In addition, a total of Ps. 486.1 million was reported for the 34 instruments subject to termination of the public trusts pursuant to the reforms.

Methods for Reporting Fiscal Balance

Fiscal balance measures a government’s total revenues minus government spending. Mexico reports its fiscal balance using separate methods to calculate: (1) Public Sector Borrowing Requirements and (2) Public Sector Balance.

Mexico calculates Public Sector Borrowing Requirements by subtracting income from those expenses that are distinct from net acquisitions of financial assets and liabilities. This method is used to evaluate fiscal year development and is presented in primary terms (i.e., excluding the financial cost of the public sector). This formula covers the federal public sector but excludes Banco de México. During inflationary periods, the formula can be corrected by using the inflationary debt component to evaluate inflation’s impact on the economy.

Public Sector Balance is calculated by subtracting consolidated revenues from those public sector expenditures that are not financial expenditures. Like the Public Sector Borrowing Requirements method, this method is also an indicator to evaluate fiscal year development and is presented in primary terms. However, this formula only covers the non-financial public sector. Like with the Public Sector Borrowing Requirements method, during inflationary periods, the formula can be corrected by using the inflationary debt component to evaluate the impact of inflation on the economy.

The following charts set forth, pursuant to the principal reporting methods described above, Mexico’s Public Sector Borrowing Requirements and the performance of Mexico’s public sector balance as a percentage of GDP for the years indicated. Figures presented in the following tables and throughout this section have been calculated using real GDP for the years indicated.

Table No. 58 – Public Sector Balance

Source: Ministry of Finance and Public Credit.

Table No. 59 – Public Sector Borrowing Requirements

Source: Ministry of Finance and Public Credit.

Fiscal Policy

The Government’s economic stabilization strategy is focused on the efficient allocation of public expenditures and on increasing revenues in order to reduce the poverty rate and increase employment and the rate of economic growth. In order to better promote economic growth and employment opportunities, the Government’s principal fiscal policy objectives are to reduce the barriers and risks associated with investments in Mexico, improve the ability of Mexican businesses to compete in the global markets and reduce the cost of goods and services for consumers.

The current fiscal policy of the Government is also focused on fiscal and financial discipline, austerity in spending, avoiding new taxes and tax increases and curbing tax evasion. As for public debt management, the Government plans to maintain a robust and diversified portfolio of liabilities, with a preference for fixed-rate, long-term domestic debt.

The Ministry of Finance and Public Credit actively works to implement policies focused on maintaining balanced fiscal accounts. These fiscal policies have resulted in the ongoing sustainability and risk diversification of Mexico’s public debt, and led to an estimated GDP surplus for 2022. The Government’s fiscal policy has also resulted in more efficient collection systems, broadening Mexico’s taxpayer base and increasing its tax collection, resulting in the reduction of Mexico’s dependence on oil revenues in recent years.

The Programa Nacional de Financiamiento del Desarrollo 2020-2024 (National Program to Finance Development 2020-2024, or PRONAFIDE), published in the Official Gazette on August 5, 2020, further details additional fiscal policy goals of the Government, which include the sustainable use of resources and the reduction of inequality, in order to provide the necessary resources within the financial sector to increase investment and national development. To this end, PRONAFIDE outlines specific objectives to promote equitable economic growth and well-being, including to strengthen macroeconomic stability, to spend efficiently, to facilitate access to financial services and to develop a more sustainable, inclusive, progressive and transparent financial system.

To achieve these objectives, the Government has a multi-faceted plan, which includes simplifying the administration of the Mexican tax system and facilitating the consistent application of the various tax laws. The Government works to improve the efficiency of the public sector through enhanced coordination among government entities and increased transparency in public spending, thereby permitting increased spending on both social development and infrastructure. The Government plans to continue to develop the Mexican equity and debt markets and to consolidate macroeconomic stability through fiscal discipline, the effective use of petroleum resources and the use of transparent and efficient budgetary procedures. Finally, it seeks to improve the regulation (or pursue deregulation) of various sectors of the economy, as appropriate, and to institute trade liberalization policies, while promoting public policy and the rule of law.

Article 19 Bis of the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) sets forth the Government’s obligation to use Banco de México’s operational surplus as follows: (1) not less than 70% to pre-pay previously assumed public debt or to reduce the current year’s financing needs and (2) the remainder, to strengthen the Budgetary Revenues Stabilization Fund or to acquire assets to improve the Government’s financial position.

Article 28 of the Constitution, which prohibits monopolies and protectionist practices, was amended on March 6, 2020 to also prohibit tax amnesties.

As a way to limit the executive branch’s discretion over expenditures, on May 17, 2021 Article 74 of the Constitution was amended to no longer allow partidas secretas (secret items) to be included in the Federal Expenditure Budget. Prior to the amendment, the secret items allowed the President, where strictly necessary, to allocate budgetary resources that he or she could utilize without reporting the expenditure or being subject to audit controls.

With the goal of improving tax collection, facilitating trade, increasing the efficiency of customs and inspections services and reinforcing national security, the Decreto por el que se crea la Agencia Nacional de Aduanas de México como un órgano administrativo desconcentrado de la Secretaría de Hacienda y Crédito Público (Decree creating the National Customs Agency of Mexico as a decentralized administrative agency of the Ministry of Finance and Public Credit) was published in the Official Gazette on July 14, 2021. This decree provides the National Customs Agency of Mexico with technical, operational, administrative and management autonomy, and grants the agency the status of tax and customs authority and powers to issue resolutions.

The Budget

2022 Budget

Mexico’s 2022 Budget consists of the 2022 Revenue Law and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2022 (Federal Expenditure Budget for 2022, or the 2022 Expenditure Budget).

The 2022 Revenue Law contemplated Ps. 7,088.3 billion in revenues for the consolidated public sector, a 12.6% increase in real terms as compared to public sector budgetary revenues estimated in the 2021 Revenue Law. The 2022 Expenditure Budget provided for a total of Ps. 7,088.3 billion in expenditures.

The revenues and expenditures for the consolidated public sector in 2022 were Ps. 6,602.8 billion and Ps. 7,554.1 billion, respectively.

The 2022 Budget provided for a public sector budget balance of 0.0% of GDP, excluding investment in projects of high economic and social impact, and a public sector budget deficit of 3.1% of GDP, including investment in projects of high economic and social impact. The 2022 Revenue Law estimates were based on an estimated volume of oil exports of 1.0 million barrels per day. Oil revenues were estimated at Ps. 1,087.1 billion in nominal pesos, an 12.2% increase in real terms as compared to the amount for the 2021 Revenue Law. In addition, approved non-oil revenues were Ps. 5,085.6 billion, a 6.9% increase as compared to the amount for the 2021 Revenue Law. Finally, projected non-oil tax revenues also increased by 8.0% in real terms as compared to the amount approved for the 2021 Revenue Law.

In 2022, the executive branch, acting through the Ministry of Finance and Public Credit, did not approve additional expenditures above those adopted by the 2022 Expenditure Budget pursuant to its authority under the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law for Budget and Fiscal Accountability). The difference between actual expenditures for 2022 and expenditures contemplated by the 2022 Expenditure Budget was Ps. 465.9 billion, or 6.6% of estimated expenditures contemplated by the 2022 Expenditure Budget. In addition to higher than estimated expenditures, revenues were Ps. 485.4 billion below the amount contemplated by the 2022 Expenditure Budget.

2023 Budget

The Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2023 (Federal Revenue Law for 2023, or the 2023 Revenue Law) was approved by the Chamber of Deputies on October 20, 2022, and by the Senate on October 26, 2022, and was published in the Official Gazette on November 14, 2022. The Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2023 (Federal Expenditure Budget for 2023, or the 2023 Expenditure Budget, and together with the 2023 Revenue Law, the 2023 Budget) was approved by the Chamber of Deputies on November 8, 2022 and was published in the Official Gazette on November 28, 2022.

The 2023 Budget provides for a public sector budget balance of 0.0% of GDP, excluding investment in projects of high economic and social impact, and a public sector budget deficit of 3.6% of GDP, including investment in projects of high economic and social impact. The 2023 Revenue Law contemplates public sector budgetary revenues totaling Ps. 7,123.5 billion, a 11.8% increase in real terms as compared to public sector budgetary revenues estimated for the 2022 Revenue Law. The 2023 Revenue Law estimates are based on an estimated volume of oil exports of 0.7 million barrels per day. Oil revenues are estimated at Ps. 1,317.7 billion in nominal pesos, a 17.5% increase in real terms as compared to the amount for the 2022 Revenue Law. In addition, approved non-oil revenues are Ps. 5,805.8 billion, an 10.6% increase as compared to the amount for the 2022 Revenue Law. Finally, projected non-oil tax revenues also increased by 13.5% in real terms as compared to the amount approved for the 2022 Revenue Law.

The 2023 Expenditure Budget provides for a total of Ps. 7,621.2 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 678.4 billion), a 14.5% increase in real terms as compared to the amount approved in the 2022 Expenditure Budget. Selected estimated budget expenditures are set forth in the table below.

Table No. 60 – Selected Budgetary Expenditures; 2022 Expenditure Budget

	2018 Actual	2019 Actual	2020 Actual	2021 Actual	2022 Actual	2023 Budget(1)

		(in billions of current pesos)
Health	122.2	122.6	154.0	173.2	184.1	209.6
Education	310.4	331.6	345.0	369.8	382.1	402.3
Housing and community development	21.3	18.0	13.9	18.8	17.1	15.3
Government debt service	467.1	525.6	565.6	524.7	669.8	840.9
CFE and PEMEX debt service	147.9	140.9	120.5	161.9	145.4	183.9
PEMEX debt service	122.1	115.8	97.0	142.1	132.4	148.1
CFE debt service	25.9	25.0	23.5	19.9	13.1	35.8

(1)

2023 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2023 and in the Economic Program for 2023. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2023 economic results.

Source: Ministry of Finance and Public Credit.

If certain conditions are met, the Federal Law for Budget and Fiscal Accountability authorizes the executive branch, acting through the Ministry of Finance and Public Credit, to approve additional expenditures in excess of those adopted by the expenditure budget for the current year. Those expenditures could be approved if the budgetary balance is not negatively affected and if they would not increase the budgetary deficit.

The 2023 Budget authorizes the Government to incur net domestic debt in the amount of Ps. 1,170 billion in nominal pesos, or 3.7% of GDP. The 2023 Budget also authorizes the Government to incur an additional U.S.$5.5 billion in net external indebtedness, which includes financing from international financial organizations.

The table below sets forth the budgetary results for 2018-2022. It also sets forth certain assumptions and targets from Mexico’s 2023 Budget.

Table No. 61 – Budgetary Results; 2022 Budget Assumptions and Targets

	2018 Actual	2019 Actual	2020 Actual	2021 Actual(2)	2022 Actual(2)	2023 Budget(1)
Real GDP growth (%)	2.2%	(0.2)%	(8.0)%	4.7%	3.1-4.6%	1.2-3.0%
Increase in the national consumer price index (%)	4.8%	2.8%	3.2%	7.4%	3.4%	3.2%
Average export price of Mexican oil mix (U.S.$/barrel)(3)	61.41	55.53	36.24	65.78	89.35	68.70
Average exchange rate (Ps./$1.00)	19.2	19.3	21.5	20.3	20.1	20.6
Average rate on 28-day Cetes (%)	7.6%	7.8%	5.3%	4.4%	7.7%	8.9%
Public sector balance as % of GDP(4)	(2.1)%	(1.6)%	(2.9)%	(2.9)%	(3.3)%	(3.6)%
Primary balance as % of GDP(4)	0.6%	1.1%	0.1%	(0.3)%	(0.5)%	(0.2)%
Current account deficit as % of GDP	(2.1)%	(0.5)%	2.0%	(0.7)%	(1.0)%	(1.2)%

(1)

2023 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2023 and in the Economic Program for 2023. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2023 economic results.

(2)	Preliminary figures.
(3)

The Government entered into hedging agreements to protect against the effects of a potential change in oil prices with respect to the level that was assumed in the 2022 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2022 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The Ministry of Finance and Public Credit published the Plan Anual de Financiamiento 2023 (Annual Financing Plan 2023, or PAF) on December 15, 2022. Under the PAF, the Government reported its objectives with respect to public indebtedness to promote transparency and communication with the public, rating agencies and investors.

The following table sets forth revenues and expenditures, as well as total borrowing requirements for the consolidated public sector in constant 2013 pesos for the fiscal years 2018-2022. It also sets forth the assumptions and targets underlying Mexico’s 2023 Budget.

Table No. 62 – Selected Public Finance Indicators

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)

	2018 Actual		2019 Actual		2020 Actual(1)		2021 Actual(1)		2022 Actual(1)		2023 Budget(2)
	Ps.	% of GDP(3)	Ps.	% of GDP(3)	Ps.	% of GDP(3)	Ps.	% of GDP(3)	Ps.	% of GDP(3)	Ps.
Budgetary revenues	5,115.1	21.7%	5,385.0	22.0%	5,340.0	22.8%	5,960.9	23.1%	6,602.8	23.2%	7,123.5
Federal Government	3,871.6	16.5	4,006.1	16.4	4,088.5	17.4	4,317.0	16.7	4,790.6	16.8	5,348.7
Public enterprises and agencies	1,243.5	5.3	1,378.9	5.6	1,251.4	5.3	1,644.0	6.4	1,812.2	6.4	1,774.8
Budgetary expenditures	5,589.4	23.8	5,792.6	23.7	5,995.0	25.6	6,735.8	26.1	7,554.1	26.5	8,257.6
Budgetary primary expenditures (excluding interest payments)	4,974.3	21.1	5,126.1	21.0	5,308.9	22.7	6,049.1	23.4	6,783.9	23.7	7,178.5
Programmable	4,064.7	17.3	4,232.6	17.3	4,450.4	19.0	5,125.6	19.9	5,673.3	19.9	5,916.2
Non-programmable	909.6	3.9	893.5	3.7	858.5	3.7	923.3	3.6	1,065.6	3.7	1,262.3
Interest payments (budgetary sector)	615.0	2.6	666.5	2.7	686.1	2.9	687.0	2.7	815.2	2.9	1,079.1
Budgetary primary balance (1-2(a))	140.8	0.6	258.8	1.1	31.0	0.1	(88.2)	(0.3)	(136.1)	(0.5)	(55.1)
Non-budgetary primary balance	0.6	0.0	9.2	0.0	(1.4)	0.0	15.0	0.1	4.1	0.0	0.5
Total interest payments (budgetary and non-budgetary)	615.3	2.6	666.6	2.7	686.2	2.9	686.7	2.7	815.2	2.9	1,079.6
Statistical discrepancy	(21.1)	(0.1)	5.0	0.0	(19.9)	(0.1)	7.4	(0.0)	(3.7)	0.0	0.0
Public sector balance (on a cash basis)	(495.0)	(2.1)	(393.7)	(1.6)	(676.5)	(2.9)	(752.5)	(2.9)	(950.9)	(3.3)	(1,134.1)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

2023 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2023 and in the Economic Program for 2023. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2023 economic results. Budgetary estimates were converted into constant pesos using the GDP deflator for 2023, estimated as of December 2022.

(3)	Current pesos with purchasing power as of December 31, 2013.

Source: Ministry of Finance and Public Credit.

Revenues

Budgetary Revenues

Public sector budgetary revenues have increased as a percentage of GDP over the past five years, from 21.7% of GDP in 2018 to 23.2% of GDP in 2022. Public sector budgetary revenues have increased by 10.8% in nominal terms during 2022, as compared to 2021.

Crude oil revenues increased by 28.1% while the average export price of Mexican oil mix increased by 35.8%. Non-oil tax revenues increased by 6.8% and non-oil, non-tax revenues decreased by 11.3%. Non-tax PEMEX revenues, as a percentage of total public sector budgetary revenues, decreased by 0.5% to 12.7%, as compared to 2021. The following table presents the composition of public sector budgetary revenues for the fiscal years 2018 through 2022 in current pesos.

Table No. 63 – Public Sector Budgetary Revenues

	2018	2019	2020(1)	2021	2022	2023 Budget(1)

	(in billions of pesos)(2)
Budgetary revenues	5,115.1	5,385.0	5,340.0	5,960.9	6,602.8	7,123.5
Federal Government	3,871.6	4,006.1	4,088.5	4,317.0	4,790.6	5,348.7
Taxes	3,062.3	3,202.7	3,338.9	3,566.6	3,812.5	4,623.6
Income tax	1,664.2	1,686.6	1,760.5	1,895.4	2,273.4	2,512.1
Value-added tax	922.2	933.3	987.5	1,123.7	1,221.8	1,419.5
Excise taxes	347.4	460.5	460.7	399.2	117.5	486.2
Import duties	65.5	64.7	57.9	75.5	93.7	98.3
Tax on the exploration and exploitation of hydrocarbons	5.5	5.8	6.9	7.0	7.2	7.7
Export duties	0.0	0.0	0.0	0.0	0.0	0.0
Luxury goods and services	n.a.	n.a.	n.a.	n.a	n.a	n.a
Other	57.4	51.6	65.4	65.8	99.0	99.8
Non-tax revenue	809.3	803.4	749.6	750.4	978.1	725.1
Fees and tolls	64.3	83.0	72.6	90.8	116.0	57.2
Transfers from the Mexican Petroleum Fund for Stabilization and Development	541.7	431.9	198.2	364.9	636.3	487.7
Fines and surcharges	193.4	278.1	470.2	287.8	217.2	173.6
Other	9.8	10.4	8.5	6.8	8.5	6.5
Public enterprises and agencies	1,243.5	1,378.9	1,251.5	1,644.0	1,812.2	1,774.8
PEMEX	436.6	523.8	407.6	791.8	841.4	826.5
Others	806.9	855.1	843.9	852.2	970.8	948.3

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)

2023 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2023 and in the Economic Program for 2023. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2023 economic results. Budgetary estimates for 2023 were converted into constant pesos using the GDP deflator for 2022, estimated as of December 2022.

(2)	Current pesos.

Source: Ministry of Finance and Public Credit.

In accordance with the Government’s policy of protecting oil revenues against reductions in the average price of the Mexican oil mix for export, on January 3, 2020 the Ministry of Finance and Public Credit announced its Oil Price Hedge Program for 2020. The program, which includes the purchase of put options at certain prices and additional coverage from the FEIP, reduces the impact on the Government of a decline in the price of petroleum below U.S.$49 per barrel. These measures were aimed at ensuring Mexico’s macroeconomic stability and protecting public finances against adverse changes in the international economic environment. In 2020, the Government received U.S.$2,380 million from this annual program, which compensated for the fall in oil revenues due to the decrease in the international prices for petroleum. In 2021, the program hedged Mexico against a decline in the price of petroleum below U.S.$42.60 per barrel, which was below the average 2021 price of U.S.$65.31 per barrel. In 2022, the program hedged Mexico against oil prices below U.S.$63.1 per barrel, which was below the average 2022 price of U.S.$89.2 per barrel, thus the program was not necessary to offset decreases in oil revenues in 2022.

Taxation and Tax Revenues

Mexico’s federal tax structure includes both direct taxation, mostly in the form of income taxes, and indirect taxation, mostly in the form of an Impuesto al Valor Agregado (value-added tax, or VAT) and excise taxes, such as the Impuesto Especial de Productos y Servicios (Special Tax on Production and Services, or IEPS). Mexico’s VAT is imposed at two fixed rates: 8% in the Northern Border Free Trade Zone and 16% for the rest of the country. The VAT is passed through the manufacturing and distribution chain and is passed along as part of the purchase price to the consumer. On December 30, 2020, a presidential decree was published that extended through 2024 the validity of both the 8% VAT and the tax credit equivalent to one-third of the income tax incurred in the Northern Border Free Trade Zone. On the same day, another presidential decree also extended through 2024 the 8% VAT and the tax credit equivalent to one-third of the income tax incurred in certain municipalities of the southern border.

Income is taxed at both the individual and corporate level. The individual income tax is levied at progressive rates. Individual income tax is assessed in relation to annual income. According to the Income Tax Law, there are eleven tax brackets. The four highest brackets for individual income tax are: (1) a 30% tax rate applies to individuals with annual incomes between approximately Ps. 510,451 and Ps. 974,535, (2) a 32% tax rate applies to individuals with annual incomes between Ps. 974,535 and Ps. 1.29 million, (3) a 34% tax rate applies to individuals with annual incomes between Ps. 1.29 million and Ps. 3.8 million and (4) a 35% tax rate applies to individuals with annual incomes of more than Ps. 3.8 million. The corporate income tax for 2022 was 30% pursuant to Article 9 of the Income Tax Law.

Mexico also imposes withholding taxes for certain qualified interest payments. Withholding taxes from interest payments made by Mexican companies to non-residents of Mexico are generally imposed at a rate of 30%. Withholding taxes on interest payments made to a foreign financial institution are imposed at a rate of 4.9%, provided the financial institution is a resident of a country that is party to a bilateral tax treaty with Mexico for the avoidance of double taxation, among other requirements. If those requirements are not met by a financial institution, the applicable withholding rate is 10%. A 15% withholding rate is imposed on the interest portion of payments made on financial leases.

Each of the states in Mexico also applies a tax on salaries that ranges from 1% to 3%. In addition, employers must contribute an amount equivalent to 5% of payroll to a housing fund and 2% of payroll to an employee retirement fund. A transfer tax applies to the transfer of real estate at rates that range among states between 2% and 5% of the value of the property.

In order to coordinate the taxation of multinational companies to avoid double taxation and to provide greater legal certainty to taxpayers, the Servicio de Administración Tributaria (Tax Administration Service, or SAT) and the U.S. Internal Revenue Service have an agreed-upon standard methodology for assessing income tax transfer prices in the maquila industry. Companies wishing to take advantage of this standard transfer price assessment methodology must opt in.

For nearly three decades, Mexico has negotiated bilateral tax treaties with over ninety-two countries to avoid double taxation. Mexico is a signatory of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting of 2016. The Convention’s member states agreed to modify their existing double taxation agreements to allow for the rapid implementation of the tax treaty measures developed as part of the Base Erosion and Profit Shifting Project, a framework covering over 100 countries and jurisdictions that aims to curb tax planning strategies that take advantage of gaps in tax rules. On November 22, 2022, the Convention’s approval was published in the Official Gazette.

On October 14, 2017, the parties of the Pacific Alliance signed the Convention to Approve the Tax Treatment provided for in the Agreements to Avoid Double Taxation (the Double Taxation Convention). The Double Taxation Convention aims to encourage investors to participate in the capital markets of the region and provide access to more investment alternatives. Because pension funds are recognized as residents by the Double Taxation Convention, they will be covered under existing bilateral agreements to avoid double taxation. The Double Taxation Convention also establishes a cap of 10% on the income tax applicable to any capital gains generated by investments of such pension funds in any of the jurisdictions that make up the Pacific Alliance. The Double Taxation Convention was approved by the Senate and entered into force in 2018.

In 2018, Mexico also published agreements to avoid double taxation and prevent tax evasion with Jamaica, the Kingdom of Saudi Arabia and the Republic of the Philippines. In May 2019, the Government entered into a similar agreement with Costa Rica.

In 2017, price controls on gasoline and diesel were deregulated to allow prices to be determined in accordance with market forces. To mitigate the variation in reference fuel prices and the exchange rate, the Ministry of Finance and Public Credit implemented a program of weekly stimulus to importers and distributors of gasoline, diesel and non-fossil fuels (which had originally been enacted in 2015 in response to changes in the petroleum market). The stimulus has been renewed by presidential decree several times since it was enacted, most recently on December 30, 2020, at which time it was extended through 2024. The same presidential decrees have also included a related stimulus for fuel service station permit holders that have been authorized by the CRE to sell fuels to the public at the U.S.-Mexico border. This stimulus to the northern border has allowed partial harmonization of petroleum prices in that area with those of neighboring cities in the United States.

On March 4, 2022, a decree was published in the Official Gazette establishing complementary tax incentives to the already established stimulus for automotive fuels expiring on December 31, 2024. The decree helps offset the effects of exchange rate fluctuations and international fuel and crude oil price increases that are inconsistent with the objectives of the fiscal stimulus.

On December 9, 2019, certain Mexican tax laws were amended and supplemented through a fiscal reform decree. The Income Tax Law was amended to, among other things: (1) limit the deduction of certain interest expenses, (2) tax income obtained from e-commerce activities, (3) expand the definition of taxable permanent residency for foreigners with activities in Mexico, (4) limit the deduction of payments to non-Mexican resident related parties of Mexican residents if such payments are subject to a preferential tax regime, (5) subject foreign flow-through entities to taxation, (6) apply tax incentives for construction or acquisition of real estate for leasing only to publicly traded FIBRAS (Mexican real estate trusts), and (7) grant an additional 25% deduction in income taxes to employers who hire people with disabilities.

The Value-Added Tax Law was also amended to, among other things: (1) impose the VAT on all digital services provided within Mexico by foreign residents without permanent establishment in Mexico, (2) exempt from the VAT sales, services and leases by nonprofit institutions, (3) impose the VAT on providers of private-use vehicles through digital transportation service platforms, and (4) limit the applicable VAT for outsourcing services activities to 6%.

In addition, the Ley del Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services Law) was amended to, among other things, update the IEPS rates for manufactured tobacco and flavored beverages.

The fiscal reform decree also amended the Federal Fiscal Code to, among other things: (1) permit tax authorities to reclassify as taxable certain activities resulting in tax benefits during audits on transactions without business rationale, (2) establish certain procedures to improve communications between taxpayers and the tax authorities, (3) impose reporting obligations on tax advisors or taxpayers, and (4) impose joint tax liability on the partners or shareholders of a company in certain limited circumstances as an effort to prevent the sale of invoices for tax benefit purposes.

The Federal Fiscal Code was further amended on December 8, 2020 to strengthen the tax authorities’ audit, review and control powers and to counteract improper taxpayer practices. The amendments include, among other things: (1) the extension of various terms for the tax authority to exercise its powers, (2) additional presumptions to ascertain certain tax liabilities, (3) new sanctions in certain cases of non-compliance, (4) more in depth communication with taxpayers, and (5) new obligations for taxpayers to provide certain notices to the tax authorities.

The SAT reported that tax revenues for 2022 amounted to Ps. 3.81 billion, falling short of the amount contemplated in the 2022 Revenue Law by Ps. 0.13 billion, or 3.3%.

The following graphs illustrate the composition of tax revenues in 2018 and in 2022.

Table No. 64 – Composition of Tax Revenues 2018 vs. 2022

Source: Ministry of Finance and Public Credit.

Local governments are permitted to impose taxes on lodging services and ownership of vehicles (in addition to the federal taxes on the first item). Moreover, local governments are able to require retail commercial establishments that sell alcoholic beverages to purchase local licenses. Finally, a percentage of excise tax collections is directly allocated to the states.

Expenditures

According to preliminary figures, budgetary expenditures during 2022 increased as follows, each in nominal terms and as compared to 2021: (1) net public sector budgetary expenditures increased by 12.1%, (2) net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 10.0%, (3) net paid programmable budgetary expenditures increased by 10.7%, (4) net paid non-programmable budgetary expenditures increased by 16.8%, (5) the financial cost of public sector debt increased by 18.7%, and (6) public sector expenditures on economic and social development increased by 9.8% and increased by 12.4%, respectively.

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2018-2022, as well as the projected expenditures set forth in the 2023 Budget. This table also includes the budgetary expenditures of various public agencies such as PEMEX, CFE, IMSS and ISSSTE.

Table No. 65 – Public Sector Budgetary Expenditures

	2018	2019	2020	2021	2022	2023 Budget(1)

	(in billions of current pesos)
Budgetary expenditures	5,589.4	5,792.6	5,995.0	6,735.8	7,554.1	8,257.6
Current expenditures	4,866.1	5,061.5	5,203.2	5,573.6	6,276.9	7,109.9
Salaries	801.1	799.0	865.7	902.0	950.1	1,061.3
Federal Government	327.2	314.2	343.9	354.0	372.4	449.5
Public agencies	473.9	484.8	521.9	547.2	577.6	611.9
PEMEX	148.6	144.2	152.7	156.8	161.0	180.0
CFE	95.9	99.8	105.7	108.3	116.1	121.6
IMSS	186.4	196.9	217.6	232.8	249.3	253.0
ISSSTE	43.0	44.0	45.9	50.1	51.1	57.3
Interest	615.0	666.5	686.1	686.7	815.2	1,079.1
Federal Government	467.1	525.6	565.6	524.7	669.8	895.2
Public agencies	147.9	140.9	120.5	161.9	145.4	183.9
PEMEX	122.1	115.8	97.0	142.1	132.4	148.1
CFE	25.9	25.0	23.5	19.9	13.1	35.8
IMSS	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	1,199.5	1,278.0	1,348.4	1,447.2	1,607.9	1,1840.3
Total	1,886.9	2,031.0	2,158.1	2,325.5	2,600.0	2,953.1
To public sector	687.5	753.0	809.6	878.3	992.2	1,112.8
States’ revenue sharing	844.0	879.0	843.5	917.2	1,062.4	1,220.3
Acquisitions	365.5	364.7	323.4	389.1	454.9	318.5
Federal Government	27.2	25.0	25.7	32.5	37.6	41.5
Public agencies	338.3	339.7	297.7	356.6	417.3	277.0
PEMEX	5.8	4.1	4.9	6.6	8.7	11.2
CFE	258.1	257.7	205.2	261.9	311.8	170.7
IMSS	59.7	60.2	66.0	77.5	78.1	78.2
ISSSTE	14.7	17.7	21.6	10.6	18.7	16.8
Other current expenditures	1,040.9	1,074.3	1,136.0	1,224.9	1,386.3	1,590.4
Federal Government	272.8	203.8	184.7	196.4	196.0	279.3
Public agencies	768.1	870.5	951.3	1,028.5	1,190.4	1,311.2
PEMEX	40.7	36.2	32.2	29.7	34.5	46.3
CFE	70.5	71.2	101.2	93.9	101.4	89.0
IMSS	426.4	484.8	527.4	598.6	718.9	819.9
ISSSTE	230.5	278.2	290.5	306.4	335.6	355.9
Capital expenditures	723.2	731.1	791.8	1,168.8	1,277.3	1,189.8
Federal Government	509.3	485.3	517.8	747.7	795.2	666.9
Public agencies	213.9	245.8	274.0	421.1	482.1	522.9
PEMEX	181.3	196.2	231.6	391.6	466.6	440.9
CFE	21.8	44.0	31.9	25.9	(0.6)	58.5
IMSS	9.7	4.5	7.7	3.0	8.3	14.6
ISSSTE	1.3	1.1	2.8	0.7	7.8	9.0
Payments due in previous years	0.0	0.0	0.0	0.0	0.0	(42.0)

Note: Numbers may not total due to rounding.

(1)

2023 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2023 and in the Economic Program for 2023. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2023 economic results. Budgetary estimates were converted into constant pesos using the GDP deflator for 2023 estimated as of December 2022.

Source: Ministry of Finance and Public Credit.

During 2022, spending on social development programs, such as education, public health and social security, reached a total of Ps. 3,453.5 billion (accounting for 60.9% of total programmable expenditures) while spending on economic development reached a total of Ps. 1,752.0 billion (accounting for 30.9% of total programmable expenditures). According to preliminary figures, expenditures for agriculture, forests, fishing and hunting totaled Ps. 62.6 billion in nominal pesos, as compared to Ps. 51.9 billion in 2021. Expenditures for residential and community development totaled Ps. 277.2 billion in nominal pesos, as compared to Ps. 256.0 billion in 2021.

The Government has created several stabilization funds that aim to reduce the volatility in its revenues. As of December 31, 2022, the Budgetary Revenues Stabilization Fund and the Fondo de Estabilizacion para la Inversion en Infraestructura de Petróleos Mexicanos (FEIEF) totaled Ps. 25.98 billion and Ps. 21.85 billion, respectively.

From 2018 to 2022, Mexico’s expenditures devoted to servicing government debt, in nominal terms denominated in pesos, have increased by 32.5%, an average of 7.5% per year. This increase was principally due to increase in interest rates. In particular, from 2021 to 2022, Mexico’s expenditures devoted to servicing government debt increased by 18.7% to Ps. 815.2 billion, primarily as a result of increase in interest rates.

Health and Labor, Education and Other Social Welfare Expenditures

The Government administers the majority of the country’s social service and welfare programs. The Government directly funds social service programs, primarily from current revenues, and also transfers funds to social service agencies with separate sources of income. According to preliminary figures, the principal social welfare expenditures of the Government in 2022 were used on health, social security, education and energy.

Health and Labor

The Government spent Ps. 785.3 billion in nominal pesos (or 13.8% of programmable expenditures) in the health and labor sector in 2022. The principal social security institutions are the IMSS, the ISSSTE and the Lotería Nacional para la Asistencia Pública (National Lottery for Public Assistance). Programs provided by these entities include medical and hospital-related services, health and maternity insurance and preventive health services. The Government coordinates the activities of various public agencies and organizes a national system of health services in order to provide these services to a larger portion of the population.

A constitutional amendment on May 8, 2020 established a public health system in order to guarantee quantitative and qualitative services for people who lack access to social security.

The operating rules for the Programa Institucional del Instituto Mexicano del Seguro Social 2020-2024 (Institutional Program of the Mexican Social Security Institute, or PIIMSS), were published in the Official Gazette on December 24, 2021 and became effective on January 1, 2022. Through the IMSS-BIENESTAR program, the Government aims to provide medical services to 11.6 million people living in rural or marginalized urban areas. By the end of 2022, nine states (Nayarit, Tlaxcala, Colima, Sonora, Sinaloa, Baja California Sur, Veracruz, Guerrero and Campeche) have been incorporated into the program. On December 28, 2022, the Operating Rules of the IMSS-BIENESTAR Program for fiscal year 2023 were published in the Official Gazette.

The Programa Estratégico de Salud para el Bienestar (Strategic Health Program for Wellness) was published in the Official Gazette on September 7, 2022. This program aims to strengthen, expand, consolidate and organize operations of the Secretaría de Salud (Ministry of Health) and the Sistema de Salud para el Bienestar (Wellness Health System) in order to guarantee medical care for people without social security, increase the quality of health services and healthcare providers, and improve healthcare infrastructure.

Education

The Government devotes a significant share of its resources to education and vocational training. In 2022, the Government spent Ps. 836.4 billion in nominal pesos (or 14.7% of programmable expenditures) on education. To encourage the population under eighteen, especially those in extreme poverty, to continue their studies, the Government created the Programa Nacional de Becas para el Bienestar Benito Juárez (Benito Juárez National Welfare Scholarship Program) and built Universidades para el Bienestar Benito Juárez García (Benito Juárez García Welfare Universities), higher education centers that offer university degrees in areas of high population density with no prior opportunities for university study. During 2022, 74% of the 44,300 basic education schools that benefited from the program used the program’s allocated resources, and over 5.8 million students in secondary education and 546,000 students in higher education benefited from scholarships.

According to the UNESCO Institute for Statistics, published by the World Bank, approximately 95.2% of the Mexican population that is fifteen years of age or older was literate in 2020.

The structure of the Mexican educational system is based on the concept of “educational federalism,” with the underlying premise that the federal and local governments share responsibility over education.

A constitutional reform to the education system, in effect as of May 15, 2019, established that the Government, including federal, state and municipality levels, will provide and guarantee initial (up to six-years-old) and higher (university level) education. The reform also established the right of teachers to access comprehensive training and diagnostic evaluation systems. The reform replaced the Instituto Nacional para la Evaluación de la Educación (National System of Educational Evaluation) with the Sistema Nacional de Mejora Continua de la Educación (National System of Continuous Improvement of Education), which will be coordinated by a decentralized public body that has operational and budgetary autonomy.

Following the May 2019 educational reforms, on September 30, 2019 several new laws, including the Ley General de Educación (General Law of Education), Ley Reglamentaria del Artículo 3o de la Constitución Política de los Estados Unidos Mexicanos, en materia de Mejora Continua de la Educación (Regulatory Law of Article 3 of the Political Constitution of the United Mexican States, regarding Continuous Improvement of Education) and Ley General del Sistema para la Carrera de las Maestras y los Maestros (General System Law for the Career of Teachers and Teachers), went into effect. The objectives of these laws include better access to education, improvement of educational systems and teacher support and training. On April 20, 2021 the Ley General de Educación Superior (General Law of Higher Education) was enacted to create clearer standards as to the Government’s obligation to guarantee its citizens’ right to higher education, as well as evaluation and improvement of higher education, including through governmental expenditures and programming.

The constitutional amendment of May 8, 2020, mentioned above, also established scholarships in the public education system, with priority given to students from poor families to guarantee their right to education.

Other

The Government established INFONAVIT in 1972 in order to both improve living conditions for Mexico’s low-income population and provide access to property and housing loans. INFONAVIT is supported by contributions from all Mexican employers, which correspond to approximately 5% of all paid salaries. In 2022, INFONAVIT granted approximately 359,849 loans for the funding of housing purchases, construction and repairs, as compared to the approximately 530,525 loans provided in 2021. For further information regarding INFONAVIT, see “The Economy—Employment and Labor—Pension and Housing Funds—INFONAVIT.”

Government Agencies and Enterprises

The following table shows, for each principal Governmental agency or enterprise outside of the financial sector, its principal business, its percentage of Government ownership, its size (based on total assets at its latest fiscal year end) and its net contribution or expense to the public sector primary balance. The Government has not guaranteed any outstanding indebtedness of these entities.

Table No. 66 – Principal Government Agencies, Productive State-Owned Companies and Enterprises at December 31, 2022(1)

Agency/Enterprise	Principal Business	% of Government Ownership	Total Assets		Contribution or Expense to Primary Balance(2)

			(in millions of U.S. dollars)
PEMEX	Production, refining and distribution of crude oil and derivatives	100%	U.S.$	111,652.9	U.S.$	5,603.0
CFE	Production and sale of electricity	100		119,716.5		(1,089.7)
Federal Roads and Bridges(3)	Administration of toll highways	100		214.9		17.7
Airports and Auxiliary Services(3)	Airport services	100		2,565.1		61.5

(1)

Financial data is calculated herein in accordance with Mexican financial reporting standards applicable to public sector entities, which differ in material respects from U.S. GAAP and IFRS. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican financial reporting standards presented elsewhere herein.

(2)	Surplus after Government transfers, less interest payments.
(3)	Primary surplus before transfers to the Treasury of the Federation.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

General

All of Mexico’s public debt borrowings are authorized or contracted pursuant to the Ley Federal de Deuda Pública (Federal Law of Public Debt) or other specific laws, as in the case of productive state-owned companies.

Under the Federal Law of Public Debt, public borrowing programs contained in the Ley de Ingresos de la Federación (Revenue Law) must be submitted annually to Congress for approval. Once this approval is obtained, the executive branch, through the Ministry of Finance and Public Credit, creates a financing program within the parameters of the Congressional approval.

The Federal Law of Public Debt also requires that the President: (1) inform Congress annually of the status of the indebtedness of the Government and budget-controlled agencies when presenting the annual Public Account and when proposing the Revenue Law and (2) report the status of such indebtedness to Congress on a quarterly basis. See “Public Finance—General—Budget Process.”

The Federal Law of Public Debt specifies that Government ministries may only incur debt through the Ministry of Finance and Public Credit. However, budget-controlled and administratively-controlled agencies may incur external indebtedness after obtaining the authorization of the Ministry of Finance and Public Credit. Pursuant to the energy reform secondary legislation of August 2014, PEMEX and CFE no longer need to obtain the authorization of the Ministry of Finance and Public Credit in order to incur external indebtedness but may not incur debt in excess of the ceiling set forth in the applicable Revenue Law. See “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals” for further discussion of the energy reform.

Public Debt Classification

Mexico uses three measures to classify its public debt: (1) Historical Balance of Public Sector Borrowing Requirements, (2) public sector debt, and (3) Government debt.

The Historical Balance of Public Sector Borrowing Requirements is the broadest measure and captures net internal and external indebtedness incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of the Instituto para la Protección al Ahorro Bancario (Institute for the Protection of Bank Savings, or IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with the Proyectos de Inversión de Infraestructura Productiva con Registro Diferido en el Gasto Público (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

“Public sector debt” is the next broadest measure and refers to any short-term and long-term debt incurred by: (1) the Government, (2) productive state-owned companies, (3) budget-controlled agencies, and (4) administratively-controlled agencies. Public sector debt does not include any private sector debt guaranteed by the Government, unless and until the Government is called upon to make a payment under any such guaranty. Public sector debt can be classified as either internal or external. “Internal public sector debt” includes the internal portion of indebtedness incurred directly by the Government, development banks and other public entities. “External public sector debt” consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies and productive state-owned companies, the external long-term indebtedness incurred directly or guaranteed by administratively-controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. External public sector debt does not include, among other things, repurchase obligations of Banco de México with the IMF (none of which were outstanding as of December 31, 2022). See footnotes 1 and 2 of Tables No. 71 through 73 below.

“Government debt” is the narrowest measure of Mexico’s public debt and is comprised of indebtedness incurred by the federal legislative and judicial branches, the ministries of the federal executive branch and autonomous constitutional bodies, as well as the obligations contracted by entities that were formerly part of the federal public administration and were later transformed into autonomous constitutional bodies. Like public sector debt, Government debt can be classified as either internal or external. “Internal Government debt” includes the internal portion of Government debt and is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions). Internal Government debt does not include any debt allocated to Banco de México for its use in Regulación Monetaria. It also does not include debt of budget-controlled or administratively-controlled agencies. As of December 31, 2022, all of the internal Government debt was denominated and payable in pesos. “External Government debt” includes the external portion of Government debt.

For the purposes of this Public Debt section, “long-term debt” refers to all debt with maturities of one year or more from the issuance date, while “short-term debt” is defined as all debt with maturities of less than one year from the issuance date. Except for Historical Balance of Public Sector Borrowing Requirements, which contemplates both internal and external indebtedness, public sector debt and Government debt is presented in this section in internal and external debt categories.

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at the dates indicated:

Table No. 67 – Historical Balance of Public Sector Borrowing Requirements (Percentage of GDP)

	At December 31,
	2018	2019	2020	2021(2)	2022(2)
Historical Balance of Public Sector Borrowing Requirements(1)	44.9%	44.5%	51.6%	50.7%	49.4%

(1)

Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes obligations due minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of Public Sector Borrowing Requirements. The Historical Balance of Public Sector Borrowing Requirements includes the budgetary public sector net debt and net obligations of IPAB, of FONADIN, associated with PIDIREGAS and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit

Internal Debt

Internal Public Sector Debt

The 2022 Budget contemplated issuances of internal debt by public sector entities, such as PEMEX and CFE, which are authorized to incur net internal debt of up to Ps. 27.2 billion and Ps. 4.1 billion, respectively.

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 68 – Gross and Net Internal Debt of the Public Sector

	At December 31,
	2018	2019	2020	2021(1)	2022(1)
	(in billions of pesos)
Gross Debt	Ps. 7,036.3	Ps. 7,570.6	Ps. 7,979.4	Ps. 8,927.7	Ps. 10,012.0
By Term
Long-term	6,463.9	6,885.3	7,404.3	8,354.6	9.671.6
Short-term	572.3	685.4	575.1	573.2	340.4
By User
Federal Government	6,429.3	6,955.4	7,461.2	8,334.5	9,395.2
State Productive Enterprise (PEMEX and CFE)	378.1	369.7	287.4	306.1	321.3
Development Banks	228.9	245.5	230.8	287.1	295.5
Financial Assets	168.7	382.2	380.6	381.9	185.6
Total Net Debt	Ps. 6,867.6	Ps. 7,188.5	Ps. 7,598.8	Ps. 8,545.8	Ps. 9,826.4
Gross Internal Debt/GDP	29.9%	31.0%	34.1%	34.6%	35.2%
Net Internal Debt/GDP(2)	29.2%	29.4%	32.4%	33.1%	34.5%

(1)	Preliminary figures.
(2)

“Net internal debt” represents the internal debt directly incurred by the Government at the end of the period indicated, including Banco de México’s general account balance and the assets of Mexico’s retirement savings system. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria does not increase the Government’s overall level of internal debt; Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

As of December 31, 2022, the net internal debt of the public sector totaled Ps. 9,826.4 billion, a 15.0% increase in nominal terms as compared to the net internal debt of the public sector outstanding at December 31, 2021. The gross internal debt of the public sector totaled Ps. 10,012.0 billion, an 12.1% increase in nominal terms as compared to the gross internal debt of the public sector outstanding at December 31, 2021.

Internal Government Debt

The Government actively seeks to increase its average debt maturity date. Accordingly, over the past two decades, the Government has issued new debt instruments bearing longer maturities. In doing so, the Government hopes to mitigate any risk associated with the refinancing of its internal Government debt. This practice has had the effect of establishing a long-dated benchmark yield curve. These issuances have also encouraged long-term investments in the following areas: (1) fixed-rate contracts, (2) peso-denominated securities of Mexican companies, (3) Mexican financial hedging products, and (4) long-term investment projects financed by long-term savings.

As a result of this policy, the average maturity of internal Government debt increased from 7.3 years as of December 31, 2021 to 7.8 years as of December 31, 2022.

The Government also retains flexibility in managing the average maturity of its debt in order to better stabilize domestic financial markets.

With respect to its internal Government debt, the Government currently offers the following types of securities: (1) 28-day, 91-day, 182-day and 364-day Cetes, (2) three-year, ten-year and thirty-year UDI-denominated bonds, (3) three-year, five-year, ten-year, twenty-year and thirty-year fixed-rate peso-denominated bonds, (4) five-year floating rate notes, (5) one-year, two-year, three-year and five-year interbank funding rate-linked notes (“BONDES F”), (6) Sovereign Bonds aligned to Sustainable Development Goals, with a variable interest rate (“BONDES G”), and (7) three-year, five-year and seven-year Savings Protection Bonds (“BPAG28”, “BAPG91”, “BPA182”, and together, “BPAS”).

The Government announced the issuance of the first peso-denominated BONDES G in the local market on May 2, 2022. BONDES G are linked to a new risk-free reference rate, the one-day TIIE Funding rate, and were created by the Government to further develop its sustainable finance model, promote financial inclusion, and enable retail investors to engage in impact finance.

The Government announced the creation of BONDES F floating rate notes on October 5, 2021. BONDES F are linked to a new risk-free reference rate, the one-day TIIE Funding rate, which Banco de México created to comply with international standards in connection with recent benchmark interest rate reforms. The Government created BONDES F to further develop the market for debt instruments linked to the new reference rate. In line with that objective, the Ministry of Finance and Public Credit will encourage the early liquidation of BONDES D through BONDES F swap transactions to be published by Banco de México as the financial agent of the Government in order to increase liquidity.

The IPAB carries out weekly issuances through primary auctions. BPAG28’s and BPAG 91’s issuances and allocations have been carried out through the Cetesdirecto platform in non-competitive allocation since December 9, 2021, and BPA182 was added to the platform on August 25, 2022. These bonds are issued by the IPAB, have a maturity of seven years and a variable interest rate determined semiannually by the 182-day Cetes interest rate at the beginning of the period and the maximum rate of accumulated inflation for the period.

Mexico’s antitrust regulator, COFECE, launched an investigation on October 28, 2016 into possible collusion to manipulate prices, impose restrictions on the supply or demand, allocate the market or exchange information in the financial intermediation of debt securities issued by the Mexican government. In April 2017, COFECE announced that it had uncovered evidence of anticompetitive conduct in this market. In October 2019, COFECE summoned various economic agents who may have been responsible for the manipulative and monopolistic practices to present evidence related to the accusations against them. COFECE concluded its investigation on January 14, 2021, finding evidence that seven banking institutions and eleven traders had engaged in the alleged unlawful practices, and imposed a Ps. 35,075,000 fine on those parties.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated:

Table No. 69 – Gross and Net Internal Debt of the Government(1)

	At December 31,
	2018		2019		2020		2021(2)		2022(2)
		(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 5,837.0	90.8%	Ps. 6,399.6	92.0%	Ps. 7,008.3	93.9%	Ps. 7,878.5	94.5%	Ps. 8,925.4	95.0%
Cetes	734.5	11.4	802.6	11.5	979.0	13.1	1,072.3	12.9	813.0	8.7
Floating Rate Bonds	548.2	8.5	642.1	9.2	804.5	10.8	1,205.1 (3)	14.5 (3)	1,766.5 (3)	18.8 (3)
Inflation-Linked Bonds	1,656.0	25.8	1,737.8	25.0	1,802.2	24.2	2,235.5	26.8	2,623.9	27.9
Fixed Rate Bonds	2,890.3	45.0	3,209.1	46.1	3,414.4	45.8	3,356.9	40.3	3,712.6	39.5
STRIPS of Udibonos	7.9	0.1	8.0	0.1	8.2	0.1	8.7	0.1	9.3	0.1
Other(4)	592.4	9.2	555.8	8.0	452.9	6.1	456.0	5.5	469.8	5.0

Total Gross Debt	Ps. 6,429.3	100.0%	Ps. 6,955.4	100.0%	Ps. 7,461.2	100.0%	Ps. 8,334.5	100.0%	Ps. 9,395.2	100.0%

Net Debt
Financial Assets(5)	225.7		292.6		304.3		260.1		133.4
Total Net Debt	Ps. 6,203.6		Ps. 6,662.8		Ps. 7,156.9		Ps. 8,074.4		Ps. 9,261.8

Gross Debt/GDP	27.3%		28.5%		31.8%		32.3%		33.0%
Net Debt/GDP	26.4%		27.3%		30.6%		31.3%		32.5%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria because those open-market operations do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes figures in connection with BONDES F and BONDES G floating rate bonds, which are linked to the one-day TIIE funding rate.
(4)

Includes Ps. 141.8 billion for December 31, 2018, Ps. 134.3 billion for December 31, 2019, Ps. 126.5 billion for December 31, 2020, Ps. 122.9 billion for December 31, 2021 and Ps. 118.1 for December 31, 2022 in liabilities associated with social security under the ISSSTE Law.

(5)	Includes the net balance (denominated in pesos) of the Treasury of the Federation’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

As of December 31, 2022, net internal Government debt was 14.7% higher in nominal terms as compared to the net internal Government debt at December 31, 2021. This includes the Ps. 118.1 billion liability associated with social security under the ISSSTE Law.

As of December 31, 2022, the gross internal Government debt represented a 12.7% increase in nominal terms as compared to December 31, 2021. Of the total gross internal Government debt at December 31, 2022, Ps. 281.1 billion represented short-term debt, as compared to Ps. 511.5 billion at the end of 2021, and Ps. 9,114.1 billion represented long-term debt, as compared to Ps. 7,823.0 billion at the end of 2021.

The Government’s financing costs on its internal debt during 2022 represented a 29.5% nominal increase, as compared to its financing costs during 2021.

The 2022 Budget contemplated a budget balance of 0.0% of GDP, excluding investment projects with high social and economic impact. The 2022 Budget permitted the Government to issue additional net internal debt in an amount up to Ps. 1,170 billion.

As of December 31, 2022, no debt issued by states and municipalities has been guaranteed by the Government.

External Debt

External Public Sector Debt

Since 1990, the majority of Mexico’s public sector external borrowings have consisted of debt securities placed into the securities market. However, during Mexico’s 1995 financial crisis, official creditors and creditors of multilateral institutions provided Mexico with significant amounts of financing.

The Government’s debt policy during the past several years, combined with the performance of exports, has led to higher interest payments on external public sector debt, which have decreased from 2.1% of total exports in 2018 to 1.9% of total exports in 2022. Public sector external debt financing costs totaled U.S.$10.8 billion in 2022, as compared to U.S.$10.4 billion in 2021, representing a 4.4% increase in nominal terms. Service payments of both principal and interest on public sector external debt constituted 4.1% of GDP in 2022, compared to 4.4% of GDP in 2021.

The balance of the net external debt of the public sector during 2022 was the result of (i) an increase in net external indebtedness of U.S.$0.3 billion, (ii) an increase of U.S.$1.9 billion in international assets of the public sector associated with external debt and (iii) a negative accounting adjustment of U.S.$4.1 billion reflecting debt management operations and the variation of the dollar as compared to other currencies in which the debt is denominated. According to preliminary figures, as of December 31, 2022, outstanding gross external public sector debt totaled U.S.$217.8 billion, an approximate U.S.$3.8 billion decrease from the U.S.$221.6 billion outstanding on December 31, 2021. Of this amount, U.S.$209.0 billion represented long-term debt and U.S.$8.8 billion represented short-term debt. Net external indebtedness decreased by U.S.$1.9 billion during 2022.

For 2022, Congress authorized PEMEX to incur net external indebtedness of up to U.S.$1.86 billion, including through the issuance of securities and exchange or refinancing of its constituent sovereign debt obligations, compared to up to U.S.$1 billion of net external indebtedness that PEMEX was authorized to incur in 2021. For 2022, Congress authorized the CFE to incur net external indebtedness of up to U.S.$794 million, compared to up to U.S.$500 million of net external indebtedness that the CFE was authorized to incur in 2021.

The following graphic represents the identities of Mexico’s external public sector debt creditors, including Government and public sector creditors at the date indicated:

Table No. 70 – Public Sector Debt Creditors at December 31, 2022

Source: Ministry of Finance and Public Credit.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 71 – Summary of External Public Sector Debt by Type(1)

	At December 31,(2)
	2018		2019		2020		2021(3)		2022(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	95,845.6	U.S.$	99,573.7	U.S.$	112,336.0	U.S.$	114,837.5	U.S.$	115,062.5
Long-Term Debt of Budget Controlled Agencies		94,391.2		93,035.7		97,108.9		91,121.5		87,367.3
Other Long-Term Public Debt(4)		7,967.8		8,360.5		8,106.4		7,339.1		6,580.3

Total Long-Term Debt		198,204.6		200,969.9		217,551.3		213,298.1		209,010.1

Total Short-Term Debt		4,150.7		3,714.4		6,097.3		8,336.9		8,776.0

Total Long- and Short-Term Debt		202,355.3		204,684.3		223,648.6		221,635.0		217,786.1

Table No. 72 – Summary of External Public Sector Debt by Currency

			At December 31,(2)
			2018			2019			2020			2021(3)			2022(3)
			(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	152,597.3	75.4%	U.S.$	147,115.4	71.9%	U.S.$	166,745.2	74.6%	U.S. $	167,850.0	75.7%	U.S. $	165,251.1	75.9%
Japanese Yen		8,064.0	4.0		9,737.0	4.8		8,174.5	3.7		8,278.7	3.7		7,872.3	3.6
Swiss Francs		1,453.3	0.7		3,100.5	1.5		2,716.6	1.2		2,470.6	1.1		2,432.3	1.1
Pounds Sterling		2,901.7	1.4		3,015.0	1.5		3,110.6	1.4		3,083.9	1.4		2,317.0	1.1
Euros		34,840.5	17.2		39,249.1	19.2		40,922.1	18.3		37,794.9	17.1		32,324.9	14.8
Others		2,498.5	1.2		2,467.0	1.2		1,979.6	0.9		2,157.0	1.0		7,588.5	3.5

Total	U.S.$	202,355.3	100.0%	U.S.$	204,684.0	100.0%	U.S.$	223,648.6	100.0%	U.S.$	221,635.1	100.0%	U.S.$	217,786.1	100.0%

Table No. 73 – Net External Debt of the Public Sector

	At December 31,(2)
	2018		2019		2020		2021(3)		2022(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	201,307.3	U.S.$	203,708.2	U.S.$	221,522.0	U.S.$	218,421.0	U.S.$	216,517.2
Gross External Debt/GDP		16.9%		15.8%		19.0%		17.7%		14.9%
Net External Debt/GDP		16.8%		15.7%		18.9%		17.4%		14.8%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 3 to Table No. 77.
(2)	Adjusted to reflect the effect of currency swaps.
(3)	Preliminary figures.
(4)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

Table No. 74 – Amortization Schedule of Total Public Sector External Debt(1)

	Outstanding as of December 31, 2022(2)	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Other Years	Total

	(in millions of U.S. dollars)
Private Creditors(3)	179,818	16,229	7,002	6,391	9,592	11,490	8,055	9,336	9,359	14,054	5,138	5,771	4,709	3,802	1,538	67,352	179,818
Capital Markets (Bonds)	165,108	5,265	4,269	6,279	9,473	11,363	7,920	9,192	9,204	13,968	5,109	5,741	4,680	3,772	1,521	67,352	165,108
Commercial Banks	14,710	10,964	2,733	112	119	127	135	144	154	86	30	30	30	30	17	0	14,710
Direct	5,493	5,365	128	0	0	0	0	0	0	0	0	0	0	0	0	0	5,493
Syndicated	9,217	5,599	2,605	112	119	127	135	144	154	86	30	30	30	30	17	0	9,217
Multilateral Creditors	31,887	2,436	2,180	4,642	2,901	4,021	3,651	3,298	2,665	943	1,836	861	704	451	380	919	31,887
IADB	15,550	1,244	1,322	2,461	893	1,264	1,437	2,085	1,750	558	690	484	390	242	170	560	15,550
World Bank	15,737	1,137	803	2,127	1,894	2,643	2,127	1,152	855	386	1,146	377	314	210	209	358	15,737
CAF	600	55	55	55	115	115	87	60	60	0	0	0	0	0	0	0	600
External Trade	5,796	666	810	670	553	865	515	398	328	257	235	130	110	86	65	110	5,796
Eximbanks	4,213	332	515	365	373	684	347	326	289	249	235	130	110	86	65	110	4,213
Commercial Banks(4)	1,583	334	295	305	181	181	168	73	39	9	0	0	0	0	0	0	1,583
Suppliers	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other(5)	286	286	0	0	0	0	0	0	0	0	0	0	0	0	0	0	286

Public Sector Total	217,787	19,617	9,992	11,703	13,046	16,376	12,221	13,032	12,352	15,254	7,209	6,762	5,523	4,339	1.983	68,381	217,787

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 3 to Table No. 77.
(2)	Preliminary figures.
(3)	Excludes foreign trade and restructured debt.
(4)	Includes foreign trade lines, revolving credits and other short-term credits.
(5)	Refers to changes in direct debt related to certain PIDIREGAS.

Source: Ministry of Finance and Public Credit.

External Government Debt

Mexico’s external public debt goals are intended to provide the Government with flexibility to finance its stated needs, while also accounting for market volatility and unforeseen developments. The policy also seeks to maintain costs and keep risks at stable levels. Mexico primarily seeks debt financing through local markets, supplemented by external financing from the U.S., Europe and Asia. Mexico’s principal objectives in connection with its external financing include improving the terms and conditions of Mexico’s external liabilities, as well as strengthening and diversifying Mexico’s investor base, with specific consideration to Mexico’s continued presence in the most influential international markets. Objectives also include strengthening Mexico’s benchmark bonds and maintaining a constant relationship with international investors in order to ensure transparency and to promote investment in Mexico.

The 2022 Budget authorized the Government to incur up to U.S.$5.5 billion in net external debt, which includes external borrowings incurred from international financial institutions and external debt issuances in international markets. For more information on the 2022 Budget and the 2023 Budget, see “Public Finance—The Budget.”

Net external indebtedness of the Government increased by U.S.$2.2 billion during 2022 primarily due to the net effect of: new borrowing of U.S.$11.8 billion, offset by amortizations of U.S.$9.1 billion; a decrease in international assets related to external debt of U.S.$2.0 billion; and negative adjustments of U.S.$2.5 billion related to the variation of the dollar with respect to other currencies.

The following tables set forth a summary of Mexico’s external Government debt, including gross external Government debt, net external Government debt and net Government debt at the dates indicated:

Table No. 75 – Gross External Debt of the Government by Currency

	At December 31,(1)
	2018			2019			2020			2021(2)			2022(2)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	70,828.7	73.9%	U.S.$	65,079.8	65.4%	U.S.$	76,836.5	68.4%	U.S.$	78,717.0	68.5%	U.S.$	76,907.6	66.8%
Japanese Yen		5,894.2	6.1		7,558.7	7.6		6,507.9	5.8		6,784.1	5.9		6,646.0	5.8
Swiss Francs		—	—		1,948.0	2.0		2,133.9	1.9		2,070.0	1.8		2,037.9	1.8
Pounds Sterling		1,882.0	2.0		1,955.5	2.0		2,017.5	1.8		2,000.2	1.7		1,775.8	1.5
Euros		17,220.9	18.0		23,015.1	23.1		24,823.6	22.1		24,824.2	21.6		21,788.1	18.9
Others		19.8	0.0		17.0	0.0		16.6	0.0		442.0	0.4		5,907.1	5.1

Total	U.S.$	95,845.6	100.0%	U.S.$	99,574.1	100.0%	U.S.$	112,336.0	100.0%	U.S.$	114,837.5	100.0%	U.S.$	115,062.5	100.0%

Table No. 76 – Net External Debt of the Government

	At December 31,
	2018		2019		2020		2021(2)		2022(2)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	95,698.5	U.S.$	99,369.9	U.S.$	111,062.3	U.S.$	112,744.5	U.S.$	114,938.0
Gross External Debt/GDP		8.0%		7.7%		9.6%		9.2%		7.8%
Net External Debt/GDP		8.0%		7.7%		9.5%		9.0%		7.8%

Table No. 77 – Net Debt of the Government

	At December 31,
	2018	2019	2020	2021(2)	2022(2)
External Debt(3)	23.3%	21.9%	23.6%	22.3%	19.4%
Internal Debt	76.7%	78.1%	76.4%	77.7%	80.6%

Note: Numbers may not total due to rounding.

(1)	Adjusted to reflect the effect of currency swaps.
(2)	Preliminary figures.
(3)

External debt denominated in foreign currencies other than U.S. dollars has been translated into U.S. dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2022) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

Source: Ministry of Finance and Public Credit.

Debt Record

Following the 1946 rescheduling of debt incurred prior to the Revolution of 1910, Mexico has not defaulted on the payment of principal or interest on any of its external indebtedness.

IMF Credit Lines

The IMF has worked with Mexico to secure its economy since the 1980s debt crisis in Latin America. In 2009, Mexico was the first country to use the IMF’s contingent credit line program, the Flexible Credit Line (FCL), which allows countries with strong policy frameworks and economic track records to seek assistance and borrow from the IMF when faced with potential or actual balance of payments pressures. Mexico has maintained an FCL arrangement with the IMF since 2009. Since 2017, the amount of FCL access has, upon Mexico’s requests, gradually been reduced due to improved outlook with respect to some of the risks facing Mexico and other factors.

In November 2020, the IMF confirmed that Mexico continued to fulfill the criteria to access the IMF’s FCL and that the IMF’s Executive Board had completed its mid-term review of the FCL granted to Mexico in November 2019. On November 19, 2021, the IMF Executive Board approved a successor two-year arrangement for Mexico under the FCL in the amount of U.S.$50 billion, a reduction from the approximately U.S.$61 billion FCL access granted in 2019 and from the approximately U.S.$74 billion FCL access granted in 2018, and noted Mexico’s cancellation of the previous arrangement. Mexican authorities stated their intention to treat the new arrangement as precautionary. Finally, in November 2022 the IMF approved a new two-year U.S.$50 billion FCL. The IMF affirmed Mexico’s continued qualifications to access the FCL, citing its strong institutional policy frameworks, a flexible exchange rate regime, inflation-targeting frameworks, fiscal responsibility laws, and a well-regulated financial sector. The Government remains committed to declining to use this resource, subject to the ongoing evolution of external risks affecting Mexico’s economy.

Liability Management and Debt Reduction Transactions

In addition to Mexico’s strong commitment to working closely with its commercial bank and multilateral creditors to sustain economic growth, debt reduction has been, and continues to be, one of Mexico’s main goals. Mexico offers additional debt securities from time to time in the international capital markets and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions including tender offers, open market purchases and early redemptions.

For the past twenty years, Mexico has conducted periodic ordinary course liability management transactions for the reduction of its total outstanding debt. Mexico also engages in debt-for-debt exchanges in order to reduce its total outstanding debt. Under these debt-for-debt exchanges, Mexico is able to refinance its existing debt by replacing it with new debt.

On January 12, 2022, Mexico conducted a tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated January 4, 2022, pursuant to which Mexico purchased the notes listed in the table below. In the tender offer, Mexico offered investors the opportunity to switch notes of the series listed in the table below for the 3.500% Global Notes due 2034 and 4.400% Global Notes due 2052. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer
3.600% Global Notes due 2025	U.S.$	47,823,000.00	U.S.$	1,716,654,000.00
3.900% Global Notes due 2025	U.S.$	17,669,000.00	U.S.$	894,026,000.00
4.125% Global Notes due 2026	U.S.$	34,812,000.00	U.S.$	2,059,856,000.00
4.150% Global Notes due 2027	U.S.$	114,308,000.00	U.S.$	2,374,850,000.00
3.750% Global Notes due 2028	U.S.$	74,666,000.00	U.S.$	1,878,402,000.00
4.500% Global Notes due 2029	U.S.$	314,395,000.00	U.S.$	3,085,643,000.00
4.750% Global Notes due 2044	U.S.$	216,130,000.00	U.S.$	3,725,936,000.00
5.550% Global Notes due 2045	U.S.$	16,825,000.00	U.S.$	2,764,306,000.00
4.600% Global Notes due 2046	U.S.$	191,783,000.00	U.S.$	2,349,130,000.00
4.600% Global Notes due 2048	U.S.$	306,626,000.00	U.S.$	2,010,789,000.00
4.500% Global Notes due 2050	U.S.$	237,110,000.00	U.S.$	2,284,249,000.00

On August 19, 2022, Mexico conducted a tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated August 8, 2022, pursuant to which Mexico purchased the notes listed in the table below. In the tender offer, Mexico offered investors the opportunity to switch notes of the series listed in the table below for the 4.875% Global Notes due 2033. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer
6.750% Global Notes due 2034	U.S.$	9,444,000.00	U.S.$	1,696,200,000.00
6.050% Global Notes due 2040	U.S.$	24,858,000.00	U.S.$	2,817,995,000.00
4.280% Global Notes due 2041	U.S.$	149,325,000.00	U.S.$	3,107,574,000.00
4.750% Global Notes due 2044	U.S.$	10,544,000.00	U.S.$	3,715,392,000.00
5.550% Global Notes due 2045	U.S.$	0.00	U.S.$	2,764,306,000.00
4.600% Global Notes due 2046	U.S.$	4,182,000.00	U.S.$	2,344,948,000.00
4.350% Global Notes due 2047	U.S.$	10,147,000.00	U.S.$	1,459,599,000.00
4.600% Global Notes due 2048	U.S.$	10,116,000.00	U.S.$	2,000,673,000.00
4.500% Global Notes due 2050	U.S.$	27,611,000.00	U.S.$	2,256,638,000.00
5.000% Global Notes due 2051	U.S.$	18,959,000.00	U.S.$	2,481,041,000.00
4.400% Global Notes due 2052	U.S.$	45,608,000.00	U.S.$	2,885,590,000.00
3.771% Global Notes due 2061	U.S.$	176,067,000.00	U.S.$	3,032,134,000.00

External Securities Offerings

Below is a list of external debt offerings by Mexico in 2022. For securities offerings during 2023, see “Recent Developments—External Securities Offerings and Liability Management Transactions.”

In connection with the tender offer described under “—Liability Management and Debt Reduction Transactions,” on January 12, 2022, Mexico issued U.S.$2,868,146,000 of its 3.500% Global Notes due 2034 and U.S.$2,931,198,000 of its 4.400% Global Notes due 2052. Mexico used a portion of the proceeds from this offering to redeem in full all of its outstanding 4.000% Global Notes due 2023.

On February 11, 2022, Mexico issued €800,000,000 of its 2.375% Global Notes due 2030. Mexico used a portion of the proceeds from this offering to redeem in full all of its outstanding 1.625% Global Notes due 2024.

In connection with the tender offer described under “—Liability Management and Debt Reduction Transactions,” on August 19, 2022, Mexico issued U.S.$2,203,576,000 of its 4.875% Global Notes due 2033, its third bond linked to the United Nations’ sustainable development goals (SDGs). Mexico used a portion of the proceeds from this offering to redeem in full all of its outstanding 3.600% Global Notes due 2025.